Filed pursuant to Rule 424(b)(4)
Registration Number 333-114705
4,800,000 Shares

Common Stock

     We are selling 1,750,000 shares of common stock and the selling shareholders are selling 3,050,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

     Our common stock is quoted on The Nasdaq National Market under the symbol “GVHR.” The last reported sale price of our common stock on May 13, 2004, was $22.06 per share.

     The underwriters have an option to purchase a maximum of 720,000 additional shares from certain selling shareholders to cover over-allotments of shares.

     Investing in our common stock involves risks. See “Risk Factors” on page 9.

		Underwriting		Proceeds to
		Discounts and	Proceeds to	Selling
	Price to Public	Commissions	Issuer	Shareholders

Per Share	$21.750	$1.305	$20.445	$20.445
Total	$104,400,000	$6,264,000	$35,778,750	$62,357,250

      Delivery of the shares of common stock will be made on or about May 19, 2004.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Lehman Brothers

SunTrust Robinson Humphrey

JMP Securities
Roth Capital Partners

The date of this prospectus is May 13, 2004.

      You should rely only on the information contained in, or incorporated by reference into, this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

      This summary contains information included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and related notes, before making an investment decision. References in this prospectus to “the company,” “Gevity,” “we,” “us,” “our” and “our company” refer to Gevity HR, Inc. and its consolidated subsidiaries unless otherwise specified. Except as otherwise noted herein, all information in this prospectus (other than the information incorporated by reference) assumes (i) the conversion into common stock of all of the shares of Series A redeemable, convertible preferred stock (the “Series A Preferred Stock”) held by the selling shareholders immediately prior to completion of this offering and (ii) no exercise of the underwriters’ over-allotment option.

Overview

      We are a leading provider of comprehensive human capital management solutions to small and medium-sized businesses in the United States. We have developed a fully-integrated human capital management solution that allows us to effectively become the “in-sourced” human resource department for our clients and creates value for our clients by helping them to find, develop and retain talent, manage all human resource related paperwork and protect their businesses from employment-related risks. We provide employee recruitment and development assistance, payroll and benefits administration, workers’ compensation insurance, health, welfare and retirement plans and employment-related regulatory guidance. We deliver our solutions through a combination of highly-skilled human resource consultants and our scalable, web-enabled technology platform.

      Our human capital management solutions are designed to positively impact our clients’ business results by:

•	increasing our clients’ productivity by improving employee satisfaction and generating greater employee retention;

•	allowing our clients and their employees to focus on revenue producing activities rather than human resource matters; and

•	reducing our clients’ exposure to consequences of non-compliance with human resource related regulatory and tax matters.

      We serve a growing and diverse client base of small and medium-sized businesses in a wide variety of industries. Our clients have employees located in all 50 states and the District of Columbia whom we serve through a network of offices in Alabama, Arizona, California, Colorado, Florida, Georgia, Minnesota, New Jersey, New York, North Carolina, Tennessee and Texas. As of March 31, 2004, after giving effect to the EPIX acquisition (see “—Recent Developments” below), we served approximately 9,300 clients, as measured by individual client Federal Employer Identification Numbers, with approximately 138,000 active client employees. For the year ended December 31, 2003, our top 25 clients represented less than 6% of our revenues, with no single client representing more than 1% of our revenues.

Market Opportunity

      The human resource outsourcing industry is large and growing rapidly. Some of the key factors driving the growth of the human resource outsourcing industry include the desire of businesses to outsource non-core business functions, reduce regulatory compliance risk, rationalize the number of service providers that they use and reduce costs by integrating human resource systems and processes. International Data Corporation estimates that the U.S. human resource outsourcing industry will grow from $19.0 billion in 2003 to $32.1 billion by 2007, representing a compound annual growth rate of approximately 14%. We believe that small and medium-sized businesses, those with between one and 100 employees, represent a large part of this market. According to Dun & Bradstreet, Inc., there are over 10 million small and medium-sized businesses in the United States. According to The Small Business

Advocate, these small and medium-sized businesses employed approximately 36% of the total U.S. non-farm private sector workforce in 2000.

      We believe that the small and medium-sized business segment of the human resource outsourcing market is particularly attractive because:

•	this segment is large and has a low penetration rate of outsourced comprehensive human resources services;

•	small and medium-sized businesses typically have fewer in-house resources than larger businesses and, as a result, are generally more dependent on their outsourced service providers;

•	the quality of service, ease of use, and responsiveness to clients’ needs are the primary considerations of small and medium-sized businesses in selecting a service provider;

•	small and medium-sized businesses generally do not require customized solutions, enabling service providers to obtain significant scale advantages if they operate an integrated technology platform; and

•	this segment is characterized by a relatively short sales cycle and lower client acquisition costs.

Competitive Strengths

      We believe that we are well positioned to capitalize on current market opportunities for human resource outsourcing services for small and medium-sized businesses as a result of the following competitive strengths:

      Comprehensive, Integrated Human Capital Management Solution. We provide our clients with a broad range of human resource management tools and professional services that address their critical human resource needs. We believe that most human resource service providers offer discrete services, requiring companies to solicit and manage multiple vendors in order to obtain a comprehensive human capital management solution. Companies that purchase services from multiple vendors typically fail to realize the benefits of having a single, integrated source of human resource information. Our comprehensive solutions allow our clients to maximize the value realized from integrating information and establishing a partnership with a single vendor to address all of their human resource needs. We believe that the aggregate cost of purchasing discrete services from multiple vendors is greater than the cost of purchasing our integrated solution, resulting in significant cost savings for our clients.

      Well-Trained, Experienced Human Resource Consultants. As of March 31, 2004, we employed approximately 150 human resource consultants to serve as the point of contact for our clients. Our human resource consultants have significant experience in the human resources industry and often hold industry-recognized certifications in their fields of expertise. Each of our clients is assigned to an individual human resource consultant who is responsible for providing a single, consistent point of contact for that client. Our human resource consultants provide frequent, ongoing interaction with our clients to ensure that we design and implement an effective human resource program that continues to meet the changing needs of our clients. Additionally, our human resource consultants assist our clients in complying with the complex and rapidly changing human resources regulatory environment. We believe that this service delivery model improves client satisfaction and increases client retention rates.

      Scalable, Web-Enabled Technology Platform. We have invested approximately $44.0 million in developing our proprietary, secure and scalable information technology infrastructure. We primarily deliver our services through Gevity CentralSM, our web-based self-service portal, which provides real-time, 24x7 access to a broad range of human resource tools and services. We also provide payroll processing and related services for all of our clients using Oracle Corporation’s Human Resource Management System (“HRMS”) and Payroll applications. We believe we operate one of the largest Oracle HRMS and Payroll systems in the United States, based on the number of employee records maintained in our database. We believe that this scalable technology platform gives us a significant competitive advantage by providing our small and medium-sized business clients with access to a robust, processing system via a user-friendly interface. Furthermore, we believe that our current technology platform is capable of supporting an aggregate of approximately 400,000 client employees.

      Strong Relationships with Insurance Carriers. As part of our comprehensive human capital management solution, we offer workers’ compensation insurance and health and welfare benefit plans to our clients. In order to provide these services in a manner which both meets our client needs and also reduces our exposure to insurance-related risks, we have established strong relationships with several key insurance carriers, including American International Group, Inc. (“AIG”), Blue Cross and Blue Shield of Florida, Inc. (“BCBS”) and Aetna Inc. (“Aetna”). Our ability to establish these relationships has largely been related to our commitment to reducing the risk profile of our current and targeted client base. Additionally, our internal risk management team augments the efforts of these carriers in administering and resolving claims, further strengthening these relationships.

      Proven and Successful Management Team. Over the last two years, our senior management team has applied its prior experience and human resource industry expertise to significantly improve our operations. Since the appointment of Erik Vonk as our chairman and chief executive officer in April 2002, our management team has implemented changes to our business strategy in order to reduce our exposure to insurance-related risks. Under the leadership of our management team, we have shifted the focus of our business from providing discounted insurance to delivering human capital management solutions and revised the profile of our target client base. In addition, we have restructured our organization in order to more effectively deliver our solutions and support our clients. The impact of these efforts is evident in our financial results for 2003, during which revenue increased 13.7% as compared to 2002 and operating margin improved from 1.3% in 2002 to 5.1% in 2003.

Growth Strategy

      We have identified the following key factors to executing our growth strategy:

      Further Penetrate Existing Markets. We believe that increasing the penetration of our existing markets is an effective and cost-efficient means of growth as we are able to capitalize on our reputation and growing brand awareness in the territories in which we operate. We have identified approximately 300 distinct territories in the eight geographic regions in which we have offices. We estimate that each of these territories has approximately 1,000 small and medium-sized businesses that meet our criteria as potential clients. We believe that there is substantial opportunity to further penetrate these territories. In approximately 80 of these 300 territories, we do not yet have a business development manager appointed to the territory. We intend to increase our penetration in our existing markets both by pursuing new clients in territories in which we currently have business development managers, as well as by assigning business development managers to the territories that do not currently have one assigned to them.

      Increase Client Utilization of Our Services. We believe that we will be able to continue to increase our average professional service fees per client employee and improve client retention as our clients more fully utilize our current service offering. We invest substantial time educating our clients on what we believe are the benefits of using our fully integrated solution and provide clients with periodic reports on their utilization of the various tools and services. These efforts are intended to increase the awareness of the benefits of utilizing multiple tools and services offered within our human capital management solution. We also proactively seek client feedback on our service offering and are committed to expanding and improving the functionality of our service offering to better meet our clients’ needs.

      Increase Sales Force Productivity. We are committed to increasing the productivity of our sales force. During 2003, we asked our sales force to re-focus its efforts from providing discounted insurance to creating demand for integrated human capital management solutions. To support this effort, we have invested substantial resources in order to develop an experienced consultative sales force with the requisite skills to increase our market penetration. For example, we implemented a six-week training program for all new business development managers. As a result of our recent investment in recruiting and hiring business development managers, the average tenure of our sales force is currently approximately 1.9 years. Based on our historical experience, we believe that the productivity of our sales force generally increases with the tenure of our business development managers. During 2003, business development managers completing their third year of employment were, on average, more than twice as productive as those completing their second year of employment based on the number of client employees obtained during the year. As a result, our sales force represents a significant opportunity to increase our future productivity and profitability.

      Enter New Geographic Markets. We intend to open offices in territories in geographic markets where we currently do not have an office. The criteria that we evaluate in determining where to open new offices include, among others, the concentration of small and medium-sized businesses that meet our criteria as potential clients and the regulatory environment. Select markets in which we currently do not have a presence but which meet our expansion criteria include Baltimore, Boston, Chicago, Philadelphia, St. Louis and Washington D.C. Since the beginning of 2003, we have opened five new offices to expand our presence in select geographic markets, including California and New York. This expansion effort is intended to allow us to develop a replicable approach to geographic expansion which we will use as a guide for entering new geographic markets.

      Increase Awareness of the Impact of Our Services. We believe that making small and medium-sized businesses aware of the impact that our services can have on their performance will enable us to further penetrate that market. We have established the Gevity Institute, and, in conjunction with Cornell University, are pursuing focused human resource related studies to quantify the correlation between human resource practices and the performance of small and medium-sized businesses. We anticipate that these studies will provide our business development managers with the empirical data needed to create additional demand for our services by helping clients to identify the benefits to their business of employing effective human resource practices.

      Pursue Strategic Acquisitions. In order to increase our client base, expand our presence in existing markets, enter new markets and broaden our service offerings, we may pursue strategic acquisitions. In the last six months, we have completed the acquisitions of the human resources outsourcing portfolios of TeamStaff, Inc. (“TeamStaff”) and EPIX Holdings Corporation (“EPIX”), which have collectively added approximately 3,500 new clients and approximately 46,000 client employees. Acquisitions such as these take advantage of our scalable, Oracle-based technology platform and available capacity from existing human resource consultants.

Recent Developments

EPIX Acquisition

      On March 26, 2004, we acquired the human resource outsourcing client portfolio of EPIX and certain of its subsidiaries for a purchase price of $36.0 million. The EPIX acquisition was structured as an assignment to us of all of EPIX’s client service agreements, covering approximately 2,000 clients and approximately 30,000 client employees. In addition, approximately 50 internal employees of EPIX have accepted permanent employment with us. We expect to convert EPIX clients and client employees into the Gevity system within 90 days after the closing of the acquisition.

First Quarter Results

      On April 22, 2004, we announced our results for the first quarter of 2004. First quarter results include the effect of our acquisition of the human resource outsourcing client portfolio of TeamStaff for the entire period, as well as the effect of our acquisition of the human resource outsourcing client portfolio of EPIX that was completed on March 26, 2004. For the first quarter of 2004, revenues increased 22.5% to $125.9 million as compared to $102.8 million for the first quarter of 2003. Gross profit for the first quarter of 2004 increased 44.4% to $35.8 million as compared to $24.8 million for the first quarter of 2003. Operating income for the first quarter of 2004 increased 163.0% to $9.2 million as compared to $3.5 million for the first quarter of 2003. Earnings per share for the quarter ended March 31, 2004 were $0.24 (calculated on the basis of 26.8 million of fully diluted shares of our common stock) as compared to $0.12 for the quarter ended March 31, 2003 (calculated on the basis of 21.8 million of fully diluted shares of our common stock). As of March 31, 2004, we served approximately 138,000 client employees, as compared to approximately 90,000 client employees as of March 31, 2003.

Company Information

      Gevity HR, Inc. is a Florida corporation. Our principal office is located at 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205 and our telephone number is (941) 741-4300. We also maintain a website at www.gevityhr.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by Gevity	1,750,000 shares

Common stock offered by the selling shareholders	3,050,000 shares

Common stock to be outstanding after the offering	26,820,313 shares

Over-allotment option granted by certain selling shareholders	720,000 shares

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $34.9 million, of which we intend to use approximately $20.0 million to repay indebtedness incurred to partially fund the EPIX acquisition. We will use the balance of the net proceeds to us for working capital and other general corporate purposes which may include the funding of acquisitions. We will not receive any of the proceeds from the sale of common stock by the selling shareholders. See “Use of Proceeds.”

Nasdaq National Market trading symbol	GVHR

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

      Each of (i) Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership, (ii) BVCF IV, L.P. and (iii) C&B Capital, L.P. has agreed to convert all shares of Series A Preferred Stock that it will hold following consummation of this offering if it sells shares of our common stock representing at least approximately 59% of its current holdings of Series A Preferred Stock in this offering (which corresponds to the number of shares that such shareholders are selling pursuant to this prospectus, without taking into account shares sold pursuant to the over-allotment option). SunTrust Equity Funding, LLC has agreed to convert all shares of Series A Preferred Stock that it will hold following consummation of this offering if it sells an aggregate of at least 125,403 shares of our common stock in this offering. The obligations of BVCF IV, L.P., C&B Capital, L.P. and SunTrust Equity Funding, LLC to convert the shares of Series A Preferred Stock that they will hold following this offering are contingent upon the conversion by Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership of the shares of Series A Preferred Stock held by them. See “Capitalization” and “Principal and Selling Shareholders.” All information in this prospectus assumes the conversion into common stock of all of the shares of Series A Preferred Stock outstanding prior to completion of this offering.

      The number of shares of our common stock that will be outstanding after this offering is based upon the number of shares of our common stock outstanding as of April 15, 2004 and excludes:

•	4,198,484 shares of common stock issuable upon exercise of outstanding options under our stock incentive plans as of April 15, 2004 at a weighted average exercise price of $8.59 per share, other than shares issuable to selling shareholders and to be sold in this offering; and

•	503,343 additional shares of common stock reserved for issuance under our stock incentive plans.

Summary Historical Consolidated Financial Data

      The following table sets forth certain summary historical consolidated financial and operating data as of the dates and for the periods indicated. The summary historical consolidated statement of operations data for each of the years in the three-year period ended December 31, 2003 and summary historical balance sheet data as of December 31, 2002 and 2003 have been derived from our audited historical consolidated financial statements which are included elsewhere in this prospectus. The summary historical balance sheet data as of December 31, 2001 has been derived from our audited historical consolidated financial statements.

      Because the information below is a summary, you should read the following summary historical consolidated financial data in conjunction with “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Years Ended December 31,

	2001		2002		2003

	(In thousands, except per share and
	statistical and operating data)
Statement of Operations Data:
Revenues(1)
Professional service fees	$75,704		$89,563		$97,376
Employee health and welfare benefits	129,243		180,203		214,701
Workers’ compensation	117,895		95,977		104,225
State unemployment taxes and other	9,986		8,911		9,525

Total revenues	$332,828		$374,654		$425,827
Gross profit	$70,985		$90,524		$115,718
Operating income (loss)	$(29,288)		$4,976		$21,585
Net income (loss)	$(15,603)		$4,737		$15,391
Net income (loss) attributable to common shareholders	$(15,603)		$4,737		$14,444
Net income (loss) per share
Basic	$(0.76)		$0.23		$0.73
Diluted	$(0.76)		$0.22		$0.62
Weighted average common shares
Basic	20,606		20,722		19,686
Diluted	20,606		21,074		24,649
Statistical and Operating Data:
Client employees at period end	111,910		99,408		106,452
Average wage per average number of client employees paid by month	$25,761		$29,924		$33,569
Professional service fees per average number of client employees paid by month	$722		$926		$1,109
Internal employees at period end	1,018		901		954
Number of workers’ compensation claims(2)	10,195		7,701		5,765
Frequency of workers’ compensation claims per one million U.S. dollars of workers’ compensation wages	3.90	x	2.74	x	2.00	x

	As of December 31,

	2001	2002	2003

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and investments(3)	$92,892	$126,223	$152,008
Total assets	$219,903	$265,535	$321,564
Long-term accrued health and workers’ compensation reserves	$48,049	$61,672	$59,280
Total shareholders’ equity	$57,511	$58,605	$92,380

(1)	Prior to December 31, 2002, we reported revenue on a gross revenue basis rather than a net revenue basis. For a more detailed discussion of this accounting change, see “Revenue Recognition” in Note 1 to our audited historical consolidated financial statements included in this prospectus.

(2)	The number of workers’ compensation claims reflects the number of claims reported by the end of the respective year and does not include any claims with respect to a specific policy year that are reported subsequent to the end of such year. For information regarding claims reported after the end of each respective year, see the first table set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates.”

(3)	$34,262, $92,454 and $107,326 of the cash, cash equivalents and investments as of December 31, 2001, 2002 and 2003, respectively, have been utilized to collateralize our obligations under our workers’ compensation and health benefit plans and certain general insurance contracts. These amounts are considered “restricted” and are not available for general corporate purposes.

RISK FACTORS

      An investment in our common stock involves risks. You should carefully consider the following factors, as well as the other information included in this prospectus and in the documents we have incorporated by reference into this prospectus, before deciding to purchase our common stock. Any of the following risks could adversely affect our business, operating results and financial condition, and the value of an investment in our common stock.

Risks Relating to Our Business

As a result of our co-employment relationship with our clients and client employees we may be subject to liabilities as a result of their acts or omissions.

      In order to utilize our products and services, our clients transfer certain employment-related risks and liabilities to us and retain other risks and liabilities. In this context, the client and we are each viewed as and become a “co-employer” of the client’s worksite employees. In order to enter into a co-employment relationship, we operate as a “professional employer organization.” Generally, federal and state laws that apply to the employer-employee relationship do not specifically address the obligations and responsibilities of co-employers like us. As a result, a number of legal issues are currently unresolved with respect to the co-employment relationship between a professional employer organization and its client, including questions concerning the ultimate liability for violations of employment and discrimination laws. The professional services agreement that governs our relationship with each client establishes the contractual division of responsibilities between us and the client for various employment practices, including compliance with and liability under various governmental regulations. However, because we act as a co-employer, we may be subject to liability for violations by our clients of these or other laws despite these contractual provisions, even if we do not participate in such violations. From time to time, we are named as co-defendants in employment practices liability lawsuits against our clients. Although our professional services agreement provides that the client is to indemnify us for any liability attributable to the conduct of the client, we may not be able to effectively enforce such contractual indemnification. In addition, client employees may be deemed to be our agents, subjecting us to liability for the acts or omissions of such client employees. Any such liability imposed upon us could have a material adverse impact on our financial condition and results of operations.

Because we assume the obligation to make wage, tax and regulatory payments in respect of our client employees, we are exposed to certain client credit risks.

      Under the terms of our professional services agreement, we generally assume responsibility for, and manage the risks associated with, each client’s employee payroll obligations, including liability for payment of salaries and wages (including payroll taxes) to each client employee and, at the client’s option, responsibility for providing group health, welfare and retirement benefits to such individuals. These obligations of ours are fixed, whether or not the client makes payment of the associated service fee payable under the professional services agreement. Unlike payroll processing service providers, we issue payroll checks drawn on our own bank accounts to each of the client employees. Our objective in this context is to minimize the credit risk associated with remitting the payroll and associated taxes before receiving the service fees from the client. To the extent this objective is not achieved, cash requirements can be significant and our results of operations may be adversely affected.

If we are determined not to be an “employer” under certain laws and regulations, our clients may stop using our services and we may be subject to additional regulations and liabilities.

      In connection with our assumption of liability for payment of salaries and wages (including payroll taxes) to client employees, the issue arises as to whether we are responsible for payment of employment taxes on salaries and wages paid to such client employees. We believe that we are an “employer” as interpreted under the various laws and regulations promulgated by the Internal Revenue Service and the Department of Labor, and that therefore we can assume the obligation for payment of such employment taxes. If we are unable to assume these obligations because of an adverse determination by either the Internal Revenue Service or the Department of Labor regarding our status as an “employer,” our clients may be held jointly and severally liable for payment of such employment taxes. While the interpretive uncertainty of this issue has not, to our knowledge, discouraged prospective clients from entering into a relationship with us and utilizing our services, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future.

      If we were found not to be an employer for purposes of the Employee Retirement Income Security Act (“ERISA”), our former 401(k) retirement plan would not comply with ERISA. Further, we would be subject to liabilities, including penalties, with respect to our cafeteria benefits plan operated under Section 125 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) for failure to withhold and pay taxes applicable to salary deferral contributions by our client employees. In addition, as a result of such a finding, we and our plans would not enjoy, with respect to client employees, the preemption of state laws provided by ERISA and could be subject to varying state laws and regulation, as well as to claims based upon state common laws.

Our insurance-related loss reserves may be inadequate to cover our ultimate liability for losses and as a result our financial results could be harmed.

      We maintain reserves to cover our estimated ultimate liabilities for the costs of our health care and workers’ compensation programs. Health benefit reserves are based primarily upon an independent actuarial estimate of claims incurred but not reported and for claims reported but not yet paid. Workers’ compensation reserves are established primarily based upon an independent actuarial estimate of the future claims to be made under the program. The determination of these reserves is based upon a number of factors, including current and historical claims payment patterns and medical cost trends. The factor that has the greatest impact on our financial results is medical cost trends, which is the rate of increase in health care costs. Reserves do not represent an exact calculation of liability, but instead are estimates based on actuarial and statistical projections of what we believe the cost of settlement and administration of claims will be based on facts and circumstances then known to us. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, fluctuations in the administrative costs associated with the program, economic inflation, interest rates, legal trends and legislative changes. Estimating reserves for our business is subject to additional variables because we have limited control over the loss adjusting process. Reserve estimates are regularly refined as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which the estimates are changed. Because of the uncertainties that surround estimating loss reserves, we cannot be certain that our reserves are adequate and actual claims and claim expenses paid might exceed our reserves. If our reserves are insufficient to cover our actual losses, we would have to strengthen our reserves and incur charges to our earnings. These charges could be material. For example, due to the considerable variability in the estimate of the amount of workers’ compensation claims, adjustments to workers’ compensation costs are sometimes significant.

      Further, we are subject to potential financial exposure resulting from the high deductible amounts applicable to our workers’ compensation insurance. We have individual stop loss coverage at $1.0 million per occurrence. In addition, we have aggregate stop loss coverage for individual claims that in total exceed the aggregate stop loss amount of 175% of expected losses as determined by AIG for the 2003 policy year and 130% of expected losses as determined by CNA Financial Corporation (“CNA”) for the policy years from January 1, 2000 through December 31, 2002. We do not have any aggregate stop loss coverage for the 2004 policy year. To the extent that the amount of claims that are not covered by our workers’ compensation insurance program increases in the future, we may have to re-evaluate our loss reserves and our results of operations could be adversely affected. With respect to our medical benefit plans with BCBS, we have established medical benefit plan liabilities for benefit claims that have been reported but not paid and claims that have been incurred but not reported. If the expense of the actual claims made exceeds our initial estimates, we have to pay BCBS additional premiums and increase our reserves as a result. Any such payment or increase may be material and may adversely affect our results of operations.

Our results of operations may be adversely affected if insurance coverage for workers’ compensation or medical benefits are not available or if we lose relationships with certain key providers.

      In order to provide a full range of services to our clients, we offer medical benefits coverage and we are also required to offer workers’ compensation insurance. If any of our insurance providers discontinue providing coverage to us, the time and expense of providing replacement coverage could be disruptive to our business and could adversely affect our operating results and financial condition. The replacement coverage could potentially lead to client dissatisfaction and attrition due to the possible lack of continuity between coverage providers and the terms and conditions of their respective coverage plans, which could also affect our operating results and financial condition. If workers’ compensation insurance and medical benefits plans were to become unavailable to us at acceptable rates, our ability to provide such insurance and benefits to our clients would be adversely impacted and could lead to significant client attrition.

      We depend on a small number of key providers for the majority of our medical benefits and workers compensation coverage. Our current primary medical benefits insurance providers are BCBS and Aetna, and our current primary workers’ compensation insurance provider is AIG. Premiums and other financial terms of our policies with BCBS, Aetna and AIG are negotiated and set on an annual basis. If we are unable to renew these policies on financial terms and premium rates acceptable to us, our results of operations may be adversely affected.

We are required to provide significant collateral for our obligations to our insurance providers and the amount of cash necessary to provide that collateral may increase in the future.

      The collateralization requirements of our providers of workers’ compensation insurance and medical benefit plans affect both our need for capital to fund such requirements as well as our profitability. The extent of such collateralization requirements is dependent upon our financial condition, as well as the workers’ compensation claims experience and health benefit claims experience of our clients, over which we have little control except in the decision to initially accept and retain such clients. We will likely also be required to post additional collateral for the benefit of our providers of workers’ compensation insurance and medical benefit plans as a result of growing our business, and these amounts could be significant. This could cause a significant amount of our cash to be restricted from other uses.

We operate in a complex regulatory environment, and failure to comply with applicable laws and regulations could adversely affect our business.

      Corporate human resource operations are subject to a number of laws and regulations, including those applicable to payroll practices, benefits administration, employment practices and data privacy. Because our clients have employees in states across the United States, we must perform our services in compliance with the legal and regulatory requirements of multiple jurisdictions. For a description of certain of the laws and regulations applicable to our business, see “Business—Regulation of Our Business.” Some of these laws and regulations may be difficult to ascertain or interpret and may change over time. The addition of new services may subject us to additional laws and regulations from time to time. Violation of laws and regulations could subject us to fines and penalties, damage our reputation, constitute breach of our client contracts and impair our ability to do business in various jurisdictions or according to our established processes. Specifically, certain states in which we currently operate have enacted laws that require licensing or registration of professional employer organizations, such as Florida and Texas. We may not be able to satisfy the licensing requirements or other applicable regulations of any particular state. In addition, we may be unable to renew our licenses in the states in which we currently operate upon expiration of such licenses.

      Furthermore, some states through legislative or other regulatory action have proposed to modify the manner in which we are allowed to provide services to our clients which could increase the administrative cost associated with providing such services. To the extent modifications are adopted in these states, other states may follow. For example, California is considering modifying the interpretation of the law that governs workers’ compensation insurance coverage to require insurance carriers to issue policies directly to our clients rather than through us under a single master policy. Adoption of this interpretation would increase our administrative expense in providing workers’ compensation coverage to our clients.

      Our business is also increasingly affected by privacy legislation in the United States. Although the United States does not have comprehensive privacy legislation like the European Union and many other countries, a variety of new federal and state laws are beginning to present compliance challenges. For example, privacy regulations were promulgated and became effective for our business in April 2003 under the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which will impact our business operations. We expect that more privacy legislation will be implemented. The scope of that legislation may be broad and any cost of compliance may be significant.

Most of our sales staff is new and we may not be able to increase sales as desired or to successfully enter new markets.

      Our sales force was reduced from approximately 200 individuals in January 2002 to approximately 140 individuals in March 2003 as a result of voluntary and involuntary attrition. Since March 2003 we have engaged in a program to rebuild our sales force, and as of March 31, 2004, our sales force consisted of approximately 220 individuals. Many of our new sales employees, or business development managers, are inexperienced in selling our services and may not be able to quickly achieve the level of production desired by us. Further, as we expand into additional markets where we do not have a presence or significant market penetration, it may take some time for us to achieve the desired level of market penetration and to begin to generate significant revenues.

Our acquisition strategy subjects us to the risks of failing to successfully integrate acquired companies as well as risks associated with assumed employee benefit plans, which could adversely impact our future revenues and financial condition.

      As part of our growth strategy, we plan to pursue selective strategic acquisitions of businesses. This strategy involves risks, including diversion of management’s attention and potential loss of key employees of acquired businesses. In addition, as we grow through the acquisition of other companies and operations, we face risks associated with integrating new organizations into our business, both from a management and personnel perspective as well as with respect to retention of their clients and processing of their clients’ data. This integration requires time, and if it is not successful, we could experience attrition in acquired personnel and acquired clients. We cannot be certain that we will be able to locate suitable acquisitions or consummate any such transactions on terms and conditions acceptable to us or that such transactions will be successful. In connection with acquisitions, we may choose to offer different health benefit plans to the client employees of the acquired clients, which can result in client dissatisfaction and attrition due to the lack of continuity of health benefit providers and the terms and conditions of the replacement plans. An inability to successfully integrate acquired businesses into our operations could result in significant losses for us.

      When we acquire the human resource outsourcing client portfolio of a company, we may also acquire certain of the employee benefit plans of the selling company. In that case, we assume the liability associated with the assigned plans, including liability resulting from the failure of a plan to comply with applicable laws and regulations. These liabilities may be significant and may adversely affect our financial condition.

The conversion of the Series A Preferred Stock into common stock in connection with this offering will result in a charge to retained earnings and reduce our income attributable to our common shareholders.

      We have classified the Series A Preferred Stock outside of permanent equity as a result of certain redemption features. Due to the fact that the Series A Preferred Stock was in-the-money at the date of issuance, we recorded as a reduction of the carrying value of the Series A Preferred Stock and an increase in paid in capital, the difference between the market price and the conversion price on the date of issuance, multiplied by the number of shares of common stock into which the shares of Series A Preferred Stock is convertible. The difference between the aggregate liquidation value of the Series A Preferred Stock and the initial balance recorded with respect to the Series A Preferred Stock on our balance sheet is being accreted over the periods from the date of issuance to the respective demand redemption dates, utilizing the interest method. Assuming that all of the Series A Preferred Stock is converted into common stock in connection with this offering, this offering will result in the acceleration of $29.3 million of unamortized discount associated with the issuance of the Series A Preferred Stock which will be recorded as a charge to retained earnings and reduce income attributable to the common shareholders by a corresponding amount in the second quarter of 2004.

Our business is subject to risks associated with geographic market concentration.

      While we currently have offices in 12 states and client employees in all 50 states and the District of Columbia, our Florida operations accounted for approximately 68% of our total client billings in 2001, 74% of our total client billings in 2002 and 61% of our total client billings in 2003. As a result of the size of our base of client employees in Florida and anticipated continued growth from our Florida operations, our profitability over the next several years is expected to be largely dependent on economic and regulatory conditions in Florida. If the Florida economy experiences an economic downturn or its growth rate slows, our profitability and growth prospects could be adversely affected.

We may find it difficult to expand our business into additional states due to varying state regulatory requirements.

      We currently operate primarily in Alabama, Arizona, California, Colorado, Florida, Georgia, Minnesota, New Jersey, New York, North Carolina, Tennessee and Texas. Future growth of our operations depends, in part, on our ability to offer our services to prospective clients in additional states. In order to operate effectively in a new state, we must obtain all necessary regulatory approvals, adapt our procedures to that state’s regulatory requirements and modify our service offerings to adapt to local market conditions. In the event that we expand into additional states, we may not be able to duplicate in other markets the financial performance experienced in our current markets.

We face competition from a number of other companies.

      To win new business, our first challenge is to convince potential clients to choose outsourcing over internal solutions. For clients that decide to outsource, our competitors include companies that are focused on co-employment, such as Administaff, Inc. and companies that primarily provide payroll processing services and also have co-employment businesses, including Automatic Data Processing Inc. (“ADP”) and Paychex, Inc. We also face competition from certain information technology outsourcing firms and broad-based outsourcing and consultancy firms that are now providing or may seek to provide human resource outsourcing services and other consulting companies that perform individual projects, such as development of human resource strategy and human resource information systems. Historically, most of these vendors have focused on discrete processes, but many of them are now promoting integrated process management offerings that may be viewed as competitive with our offerings. Any company contemplating human resources outsourcing might view these competitors as potentially viable providers. We expect that market experience to date and the predicted growth of the human resources outsourcing market will continue to attract and motivate more competitors.

      Several of our existing or potential competitors have substantially greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships with their clients and key product and service suppliers than we do. This may enable them to:

•	develop and expand their delivery infrastructure and service offerings more quickly, and achieve greater scale and cost efficiencies;

•	adapt better to new or emerging technologies and changing client needs;

•	take advantage of acquisitions and other opportunities more readily;

•	establish operations in new markets more rapidly;

•	devote greater resources to the marketing and sale of their services; and

•	adopt more aggressive pricing policies and provide clients with additional benefits at lower overall costs.

      We have seen these capabilities manifested in the nature of the competition we have encountered. For example, some competitors appear willing to offer pricing that appears to us to yield low margins, apparently to gain market share or in anticipation of future improvements in their costs of delivery. In order to compete effectively in our markets, we must target our potential clients carefully, continue to improve our efficiency and the scope and quality of our services, and increasingly rely on our expertise, service quality, innovation and flexibility. We may also need to expand to new markets and lines of service in order to achieve the size and synergies required to compete effectively for some clients. If our competitive advantages are not compelling or sustainable, and if we are not able to compete effectively with larger competitors, then we are unlikely to increase or sustain profits.

Our professional services agreement allows clients to terminate their relationship with us upon 30 days notice and as a result we could lose a significant number of customers in a short period of time.

      In order to utilize our professional services, all clients are required to enter into our professional services agreement, which generally provides for an initial one-year term, subject to termination by us or the client at any time upon 30 days prior written notice. Following the initial term, the contract may be renewed, terminated or continued on a month-to-month basis. As a result, a significant number of our clients may terminate their agreement with us at any time. In particular, they may determine to discontinue our services or their relationship with us due to attempts to increase our administrative and other fees or increase medical or workers’ compensation insurance premiums. Clients may also be unwilling to pay for broadened service offerings if they are accompanied by additional or increased fees. These termination provisions could cause us to lose a significant number of customers in a short period of time or make it difficult for us to increase our prices, thereby adversely affecting our results of operations.

We may make errors and omissions in performing our services, which could subject us to losses and fines and harm our reputation.

      Our payroll processing and related services are subject to various risks resulting from errors and omissions in filing tax returns covering employment-related taxes of our client employees, paying tax liabilities with respect those client employees and paying wages to our client employees. Our clients transfer to us contributed employer and employee tax funds, as well as funds to be paid to employees. Tracking, processing, remitting and paying such amounts and administering retirement plans is complex. Errors and omissions have occurred in the past and may occur in the future in connection with these services. We and our clients are subject to cash penalties imposed by tax authorities for late filings or underpayment of taxes or required plan contributions. We may also transfer funds in error to the wrong party or in incorrect amounts and may not be able to correct the error or retrieve the funds. These penalties could, in some cases, be substantial and could harm our business and operating results. Additionally, our failure to fulfill our obligations with respect to those filings and payments under our agreements could harm our reputation, our relationship with our clients and our ability to gain new clients.

We are dependent upon certain key personnel and recruitment and retention of key employees may be difficult and expensive.

      We believe that the successful operation of our business is dependent upon our retention of the services of key personnel including, particularly, our chairman and chief executive officer, Erik Vonk. In general, the employment of our key personnel, including Mr. Vonk, may be terminated by either us or the employee at any time, for any reason without cause or advance notice, subject to severance benefit obligations under specified circumstances. Due to the competitive nature of our industry and other factors, we may not be able to retain all of our senior managers and key personnel. If any of these individuals, particularly Mr. Vonk, were unable or unwilling to continue working for us, we could have difficulty finding a replacement and our operations and profitability could be adversely affected, which would have an adverse impact on the market prices for our common stock. Furthermore, we are not the beneficiary under any life insurance contracts covering any of our key personnel. In addition, we have relied heavily upon stock options to supplement compensation for many of our employees, particularly for key employees. Because we have relied heavily upon stock options, treating options as an expense, in response to legal or regulatory requirements such as the recent proposed Statement of Financial Accounting Standard, Share-Based Payments, an amendment of FASB Statements No. 123 and 95, relating to the expensing of options, or evolving business practices, would significantly increase our reported costs.

We depend on attracting and retaining qualified human resource consultants.

      Our success depends upon our ability to attract and retain human resource consultants who possess the skills and experience necessary to fulfill our clients’ needs. In order to provide proactive client relationship management, each of our clients has been assigned a single human resource consultant to serve as the client relationship manager. Competition for qualified human resource consultants is intense. Our ability to attract and retain qualified human resource consultants could be impaired by any diminution of our reputation, decrease in compensation levels or restructuring of our compensation system. In addition, we may not be successful in identifying and hiring human resource consultants with the requisite experience or skills. If we cannot attract and retain qualified human resource consultants, the quality of our services may deteriorate and our results of operations could be adversely affected.

We are dependent upon technology services and if we experience damage, service interruptions or failures in our computer and telecommunications systems, or if our security measures are breached, our client relationships and our ability to attract new clients may be adversely affected.

      Our business could be interrupted by damage to or disruption of our computer and telecommunications equipment and software systems from natural disasters, a fire, power loss, hardware or software malfunctions, penetration by computer hackers, terrorist acts, vandalism, sabotage, computer viruses, vendor performance failures or insolvency, and other causes. We may lose data. Our clients’ businesses may be adversely affected by any system or equipment failure we experience. As a result of any of the foregoing, our relationships with our clients may be impaired, we may lose clients, our ability to attract new clients may be adversely affected and we could be exposed to contractual liability. The precautions that we have taken to protect ourselves from, or minimize the impact of, such events, such as our disaster recovery plans, may not be adequate and we may be unable to recover data used in our operations.

      In addition, our business involves the storage and transmission of clients’ proprietary information and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to client data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and clients.

We depend on technology of third parties licensed to us, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, reduced service levels or delayed sales of our products and services.

      We rely on third-party vendors for software and if their products are not available, or are inadequate, our business could be seriously harmed. For example, we process payroll for all of our client employees using Oracle’s HRMS and Payroll processing applications. Our service delivery capability incorporates and relies on this Oracle software that we license directly from Oracle. If Oracle or our other software vendors change or fail to maintain a product that we are using or do not permit use of that product by us or our clients, or if our licensing agreements are terminated or not renewed, we might have to delay or discontinue our services until equivalent technology can be found, licensed and installed. In addition, we may have to pay significantly higher licensing fees with respect to such equivalent technology. In addition, our products depend upon the successful operation of third-party products in conjunction with our products, and therefore any undetected errors in these products could prevent the implementation or impair the functionality of our products, delay new product introductions and harm our reputation.

The market for our services and our revenue growth depends on our ability to use the Internet as a means of delivering human resources services and this exposes us to various risks.

      We rely on the Internet as a mechanism for delivering our services to our clients. As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. This reliance on the Internet exposes us to various risks.

•	We use public networks to transmit and store extremely confidential information about our clients and their employees. We may be required to expend significant capital and other resources to address security breaches. We cannot be certain that our security measures will be adequate and security breaches could disrupt our operations, damage our reputation and expose us to litigation and possible liability.

•	Our target clients may not continue to be receptive to human resources services delivered over the Internet because of concerns over transaction security, user privacy, the reliability and quality of Internet service and other reasons. In addition, growth in Internet traffic may cause performance and reliability to decline. Interruptions in Internet service and infrastructure delays could interfere with our clients’ ability to use the Internet to access Gevity CentralSM, which could disrupt our service delivery and expose us to contractual penalties or damages for breach. Further, repeated Internet service failures could impair our revenue growth and results of operations.

•	Laws and regulations may be adopted relating to Internet user privacy, pricing, usage fees and taxes, content, distribution and characteristics and quality of products and services. This could decrease the popularity or impede the expansion of the Internet and decrease demand for our services. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many important issues, including property ownership, intellectual property, export of encryption technology, libel and personal privacy. The application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services, could also harm our business.

Fluctuations in interest rates affect returns on our fixed income and short-term investments as well as our returns on the investment of insurance premiums paid to certain of our carriers.

      We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We utilize U.S. government agency and other corporate debt with fixed rates and maturities of less than one year and money market funds to manage our exposures to interest rates. We provide collateral with respect to our workers’ compensation insurance and our general insurance obligations which we invest in short-term auction market preferred stocks, auction market municipal bonds, as well as money market funds. If interest rates decrease, the interest income with respect to these investments would be reduced.

      We are also subject to market risk from exposures to changes in interest rates related to insurance premiums paid to CNA under our workers’ compensation programs for the policy years 2000 through 2002. The insurance premiums paid to CNA are invested in cash and cash equivalents, government and corporate issued securities and mortgage and asset-backed securities. In the event interest rates decrease, the returns on insurance premiums will be reduced and as a result we may be required to make additional premium payments to CNA.

If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

      Our success is dependent, in part, upon protecting our proprietary technology. Gevity CentralSM is our proprietary web-based, self-service payroll and human resource portal. Gevity CentralSM provides real time, 24x7 access to our entire suite of human resource tools and services. If a third party were to gain access to or replicate this technology, it could enable our competitors to gain competitive advantages and may cause us to lose valuable assets and experience reduced revenue. In addition, litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of our proprietary rights and any litigation costs may be significant.

We rely on one financial institution to transfer our payroll funds. Should this financial institution delay or stop processing these transactions, our business could suffer.

      We currently have a banking relationship with one financial institution to electronically transfer all of our payroll funds through the automated clearing house, or ACH, system with this bank. If this bank were to terminate its services or to delay the processing of transfers and we were not able to obtain these services in a timely manner or on acceptable terms from other banks, our business could materially suffer.

Risks Relating to Our Common Stock

This offering will result in a substantial amount of previously unregistered shares of our common stock being registered, which may depress the market price of our common stock.

      As of April 15, 2004, the number of shares of our outstanding common stock freely tradable on The Nasdaq National Market and not owned by our officers, directors, or affiliates was approximately 18.8 million. The sale of the shares of common stock in this offering could depress the market price of our common stock.

Future sales of a substantial amount of our common stock may cause our stock price to decline.

      Upon completing this offering, we will have approximately 26.8 million shares of common stock outstanding (assuming full conversion by the holders of the Series A Preferred Stock into our common stock). The selling shareholders and our directors and executive officers will own approximately 3.3 million of these shares. These shareholders will be free to sell those shares, subject to the limitations of Rule 144 or Rule 144(k) under the Securities Act of 1933, as amended (which are discussed under “Shares Eligible for Future Sale”), and, subject to certain exceptions, the 90-day lock-up agreements that these shareholders will enter into with the underwriters. See “Underwriting.” Furthermore, after giving effect to the sale of shares in this offering (excluding any exercise of the over-allotment option granted to the underwriters), the holders of approximately 2.8 million of our shares (assuming full conversion by the holders of the Series A Preferred Stock into our common stock) have the right to require us to register all or part of their shares under registration rights agreements after expiration of any applicable lock-up period. See “Description of Capital Stock—Registration Rights Agreements” for a more detailed discussion of the registration rights agreements. Registration of these restricted shares of common stock would permit their sale into the public market immediately. See “Shares Eligible for Future Sale.” We cannot predict when any of these shareholders may sell their shares or in what volumes. However, the market price of our common stock could decline significantly if any of these shareholders sells a large number of shares into the public market after this offering or if the market believes that these sales may occur.

      We may also issue our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Limited trading volume of our common stock may contribute to its price volatility.

      For the first quarter of 2004, the average daily trading volume for our common stock as reported by The Nasdaq National Market was approximately 297,141 shares. Even if we achieve a wider dissemination of our common stock as a result of this offering, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Our stock price has been and may continue to be volatile and may result in substantial losses for investors.

      The market price of our common stock has been, and is likely to continue to be, volatile. Since January 1, 2003, the market price for our common stock has been as high as $30.70 per share and as low as $3.83 per share. Additionally, the stock market in general has been highly volatile since 2000.

      The trading price of our common stock could be subject to wide fluctuations in response to:

•	our business prospects as perceived by others;

•	variations in our operating results and our achievement of key business targets;

•	changes in securities analysts’ recommendations or earnings estimates;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new or discontinued service offerings by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments or alliances announced by us or our competitors; and

•	general economic or stock market conditions unrelated to our operating performance.

The volatility in our stock price as a result of any of the foregoing factors may result in substantial losses for investors.

Ownership of our common stock is concentrated among a few shareholders who could act in a way that favors their interests to the detriment of our interests and those of other shareholders.

      Following this offering and assuming that all of the selling shareholders sell all of the shares of common stock being registered in this offering, our executive officers, directors and the selling shareholders will, in the aggregate, hold approximately 12.3% of our outstanding shares (assuming full conversion by the holders of the Series A Preferred Stock into our common stock but excluding the over-allotment option granted to the underwriters). None of our other shareholders beneficially owns more than 5% of our common stock. In the event that all or some of our executive officers, directors or the selling shareholders decided to act in concert, they could influence the outcome of certain corporate actions, such as the election of our directors and extraordinary corporate transactions.

Provisions of Florida law and of our articles of incorporation and bylaws may make a takeover of us more difficult, which could impede the ability of our shareholders to benefit from a change in control or to change our management and board of directors.

      Provisions in our articles of incorporation and our bylaws and in the Florida corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which is opposed by our management and board of directors. Public shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Florida has enacted legislation that may deter or frustrate takeovers of certain Florida corporations. The Florida Control Shares Act generally provides that shares of an issuing public corporation, as defined, acquired in excess of certain specified thresholds will not possess any voting rights unless voting rights are approved by a majority of a corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

      Our articles of incorporation and bylaws contain a number of provisions that may have the effect of discouraging or delaying attempts to gain control of us, including provisions which, among other things:

•	authorize the issuance of additional shares of common stock and preferred stock, which may have terms which make it more difficult and/or expensive to acquire us;

•	classify the board of directors into three classes to serve for three-year terms, with one class being elected annually, which makes it more difficult to change a majority of our board of directors in one year (see below); and

•	provide that action by shareholders may only be taken at a duly called meeting of shareholders and not by written consent and that shareholders must provide us with advance notice for nominations of directors and shareholder proposals, which could have the effect of delaying or impeding a proxy contest for control of us.

      At our 2004 annual meeting of shareholders to be held on May 20, 2004 our shareholders will vote upon a company proposal to eliminate the staggered terms of our board members effective as of the next following annual meeting of shareholders.

      In addition, the professional employer organization licensing statutes in Florida and possibly other states effectively require persons proposing to acquire control of a licensed entity, such as us or one of our subsidiaries to obtain state regulatory clearance in advance of acquiring control.

      We have also adopted a shareholder rights plan that limits the ability of any person or entity to acquire more than a specified percentage of our common stock except in certain limited circumstances. See “Description of Capital Stock.” Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our shareholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors.

      Any or all of the foregoing provisions of Florida law and our articles of incorporation and bylaws, as well as our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control or to change our management and board of directors.

As the holder of a majority of our Series A Preferred Stock, Frontenac has certain approval rights.

      So long as Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership (referred to collectively as “Frontenac”) hold or have the right to vote a majority of the then outstanding Series A Preferred Stock, excluding any shares held by holders of less than 10% of the then outstanding Series A Preferred Stock, Frontenac and the other holders of Series A Preferred Stock will be entitled to elect two members of our board of directors who will not serve in a staggered class and will be in addition to the maximum number of directors who may be elected by the holders of our common stock.

      Additionally, so long as Frontenac holds or has the right to vote a majority of the then outstanding Series A Preferred Stock, Frontenac’s consent will be required for the company to take certain actions including, but not limited to, the following:

•	pay specified types or amounts of dividends in respect of our common stock;

•	purchase, redeem or otherwise acquire specified amounts of our common stock;

•	authorize, issue or sell specified amounts of our common stock;

•	obtain specified types or amounts of financing or make other material changes to our capital structure;

•	dispose of specified types or amounts of assets or make specified types or amounts of investments;

•	consummate certain mergers, changes in ownership, liquidations or other corporate reorganizations;

•	take specified actions with respect to the size or composition of our board or our senior management team;

•	make certain changes to our annual budget; or

•	enter into any new business.

The foregoing is merely a summary of the approval rights of Frontenac. For a more complete statement of such approval rights, see “Description of Capital Stock—Series A Preferred Stock.” In addition, holders of the Series A Preferred Stock have the ability to require us to redeem up to 10,000 shares of Series A Preferred Stock on each of July 31, 2009, 2010 and 2011, in each case if we did not make certain optional redemption offers available to us. We would be required to redeem these shares of Series A Preferred Stock at a price equal to the greater of the liquidation value of each share plus accrued and unpaid dividends and the sum of the fair market value of the common stock issuable upon conversion plus accrued and unpaid dividends.

      Frontenac and the other holders of the Series A Preferred Stock have agreed to convert all of the shares of such preferred stock remaining outstanding following completion of this offering if they sell a specified number of shares of common stock in this offering. See “Principal and Selling Shareholders.”

We have broad discretion to determine how to use the funds raised by us in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

      We could spend the proceeds to us from this offering that remain after repayment of amounts outstanding under our credit agreement in ways our shareholders may not agree with or that do not yield a favorable return. We plan to use these proceeds for general corporate purposes, which may include expansion of our sales and marketing efforts, working capital, capital expenditures and potential acquisitions of businesses and client portfolios. Until we use these proceeds, we plan to invest such proceeds in U.S. government agency and other corporate debt with fixed rates and maturities of less than one year and money market funds, which may not yield a favorable rate of return. If we do not invest or apply these proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The statements contained in this prospectus, including under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other sections of this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements regarding Gevity’s or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:

•	potential liability as a co-employer as a result of acts or omissions by our clients or client employees;

•	exposure to client credit risk as a result of our obligation to make certain payments in respect of client employees;

•	unfavorable determinations under certain laws and regulations regarding our status as an “employer” of client employees;

•	inadequacy of our insurance-related loss reserves to cover our ultimate liability for losses;

•	unavailability of insurance coverage for workers’ compensation, medical benefits and general liability on financial terms and premium rates acceptable to us;

•	significant collateral requirements in respect of our obligations to our insurance carriers and the potential for those requirements to increase in the future;

•	our failure to comply with applicable laws and regulations in a complex regulatory environment;

•	inexperience of a large portion of our sales staff;

•	our failure to properly manage our growth and to successfully integrate acquired companies, including risks of client attrition and the risks associated with assumed employee benefit plans;

•	risks associated with geographic market concentration;

•	risks associated with expansion into additional states with varying state regulatory requirements;

•	the impact of competition from existing and new businesses offering human resource outsourcing services;

•	the ability of our clients to terminate their relationship with us upon 30 days notice;

•	errors or omissions by us in performing our services;

•	our dependency on key personnel and potential difficulties and expenses in the recruitment and retention of key employees;

•	our inability to attract and retain qualified human resource consultants;

•	risks associated with our dependency on technology services and third party licenses of technology;

•	our inability to use the Internet as a means of delivering human resource services;

•	fluctuations in interest rates and the associated effect on our investments;

•	our failure to adequately protect our proprietary rights;

•	our reliance on one financial institution to transfer our payroll funds; and

•	other factors discussed under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” or described in further detail in our Annual Report on Form 10-K for the year ended December 31, 2003 and in our other filings with the Securities and Exchange Commission (the “SEC”).

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 1,750,000 shares of common stock offered by us will be approximately $34.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling shareholders.

      We intend to use approximately $20.0 million of the proceeds of this offering to repay indebtedness that we incurred to fund in part the purchase price in the EPIX acquisition in March 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions—EPIX Acquisition.” This indebtedness was incurred under our credit agreement with Bank of America, N.A., currently bears interest at a rate per annum equal to 30-day LIBOR plus 200 basis points and matures in March 2007.

      The balance of the net proceeds to us will be used for working capital and general corporate purposes. We may use a portion of the net proceeds to make future acquisitions. Pending the application of the net proceeds, we intend to invest the net proceeds in U.S. government agency and other corporate debt with fixed rates and maturities of less than one year and money market funds.

DIVIDEND POLICY

      We did not pay any cash dividends on our common stock prior to the first quarter of 2001. We paid a cash dividend of $0.05 per share of common stock for that quarter and for each subsequent quarter through the fourth quarter of 2003. On March 11, 2004, our board declared a cash dividend of $0.06 per share of common stock for the first quarter of 2004. Any future determination as to the payment of dividends will be made at the discretion of our board and will depend upon our operating results, financial condition, capital requirements, general business conditions and such other factors as our board deems relevant.

      Under the terms of our Series A Preferred Stock, the consent of Frontenac will be required for the payment of dividends to our common shareholders in excess of 50% of our net income for 2004, in excess of 40% of our net income for 2005 and in excess of 30% of our net income thereafter, so long as Frontenac holds or is entitled to vote a majority of such preferred stock then outstanding. See “Description of Capital Stock—Series A Preferred Stock.” Frontenac and the other holders of the Series A Preferred Stock have agreed to convert all of the shares of such preferred stock remaining outstanding following completion of this offering if they sell a specified number of shares of common stock in this offering. See “Principal and Selling Shareholders.” Upon this conversion, Frontenac’s consent will no longer be required in connection with the payment of any dividends.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on The Nasdaq National Market under the symbol “GVHR.” The following table sets forth, for the periods indicated, the high and low sale prices per share for our common stock, as reported on The Nasdaq National Market.

	High	Low

2002:
First Quarter	$3.40	$1.66
Second Quarter	4.70	2.85
Third Quarter	4.03	2.56
Fourth Quarter	4.24	2.89
2003:
First Quarter	$7.10	$3.83
Second Quarter	12.99	6.67
Third Quarter	19.95	11.40
Fourth Quarter	24.34	14.00
2004:
First Quarter	$29.50	$20.10
Second Quarter (through May 13, 2004)	30.70	19.24

      On May 13, 2004, the last reported sale price of our common stock as reported on The Nasdaq National Market was $22.06 per share. As of April 15, 2004, there were 284 holders of record of our common stock. This does not include the number of persons whose shares are held in the name of various dealers, clearing agencies, banks, brokers and other fiduciaries.

CAPITALIZATION

      The following table sets forth our cash, cash equivalents and investments and capitalization as of December 31, 2003:

•	on an actual basis;

•	on an as adjusted basis to reflect the EPIX acquisition (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions—EPIX Acquisition”); and

•	on an as adjusted basis to reflect the EPIX acquisition and (i) the sale of 1,750,000 shares of our common stock by us at a public offering price of $21.75 per share, less underwriting discounts and commissions and estimated offering expenses, (ii) the conversion of 30,000 shares of our Series A Preferred Stock into 5,514,705 shares of our common stock, (iii) the acceleration of $29.4 million ($29.3 million as of May 2004) of unamortized discount associated with the issuance of the preferred stock as a result of the conversion of the Series A Preferred Stock into common stock in connection with this offering and (iv) the repayment of $20.0 million of indebtedness under our revolving credit facility from the net proceeds of this offering. Frontenac and the other holders of the Series A Preferred Stock have agreed to convert all of the shares of such preferred stock remaining outstanding following completion of this offering if they sell a specified number of shares of common stock in this offering. See “Principal and Selling Shareholders.”

      You should read this information in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Financial Information” and our historical consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	December 31, 2003

			As Adjusted
			for the
		As Adjusted	EPIX
		for the	Acquisition
		EPIX	and this
	Actual	Acquisition	Offering

		(Unaudited)	(Unaudited)

	(In thousands, except
	share data)
Cash, cash equivalents and investments(1)	$152,008	$134,501	$149,668

Revolving credit facility(2)	$—	$20,000	$—

Series A redeemable, convertible preferred stock, $.01 par value; 30,000 shares authorized; 30,000 shares issued and outstanding(3)	554	554	—

Shareholders’ equity:
Common stock, $.01 par value; 100,000,000 shares authorized; 22,251,477 shares issued; 29,636,182 shares issued, as adjusted	223	223	297
Additional paid-in capital(3)	78,715	78,715	143,752
Retained earnings(3)	29,734	29,734	288
Treasury stock (3,062,751 shares at cost)	(16,292)	(16,292)	(16,292)

Total shareholders’ equity	92,380	92,380	128,045

Total capitalization	$92,934	$112,934	$128,045

(1)	$107,326 of the cash, cash equivalents and investments for the year ended December 31, 2003 has been utilized to collateralize our obligations under our workers’ compensation and health benefit plans and certain general insurance contracts. This amount is considered “restricted” and is not available for general corporate purposes. Adjustments for the EPIX acquisition include $16.0 million used to pay a portion of the purchase price and $1.5 million of direct acquisition costs.

(2)	In connection with the EPIX acquisition, on March 26, 2004 we entered into a $35.0 million revolving credit facility with Bank of America, N.A. On the same date we utilized approximately $20.0 million of this facility to fund the purchase price for the EPIX acquisition. Following this offering and the application of the net proceeds as described under “Use of Proceeds,” we will have $35.0 million of availability under our revolving credit facility with Bank of America, N.A.

(3)	We have classified the Series A Preferred Stock outside of permanent equity as a result of certain redemption features. The Series A Preferred Stock was recorded at its fair value on the date of issuance of approximately $30,000 less issuance costs of $2,314, and less an allocation of $27,298 to a beneficial conversion feature. Due to the fact that the Series A Preferred Stock was in-the-money at the date of issuance, we recorded as a reduction of the carrying value of the Series A Preferred Stock and an increase in paid in capital, the difference between the market price and the conversion price on the date of issuance, multiplied by the number of shares of common stock into which the shares of Series A Preferred Stock is convertible. The difference between the aggregate liquidation value of the Series A Preferred Stock and the initial balance of $388 recorded with respect to the Series A Preferred Stock on our balance sheet is being accreted over the periods from the date of issuance to the respective demand redemption dates, utilizing the interest method. Assuming that all of the Series A Preferred Stock is converted into common stock in connection with this offering, this offering will result in the acceleration of $29.3 million of unamortized discount associated with the issuance of the Series A Preferred Stock which will be recorded as a charge to retained earnings and reduce income attributable to the common shareholders by a corresponding amount in the second quarter of 2004. See Note 13 to our audited historical consolidated financial statements included in this prospectus for more information.

     The table set forth above is based on shares of common stock outstanding as of December 31, 2003. This table excludes:

•	4,375,928 shares of common stock issuable upon exercise of outstanding options under our stock option plans as of December 31, 2003 at a weighted average exercise price of $7.98 per share, other than shares issuable to selling shareholders and to be sold in this offering; and

•	554,402 additional shares of common stock reserved for issuance under our stock option plans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table sets forth certain selected historical consolidated financial and operating data as of the dates and for the periods indicated. The selected historical consolidated statement of operations data for each of the years in the three-year period ended December 31, 2003 and selected historical balance sheet data as of December 31, 2002 and 2003 have been derived from our audited historical consolidated financial statements which are included elsewhere in this prospectus. The selected historical consolidated statement of operations data for each of the years in the two-year period ended December 31, 2000 and selected historical balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited historical consolidated financial statements.

      You should read the following selected historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Years Ended December 31,

	1999		2000		2001		2002		2003

	(In thousands, except per share and statistical and operating data)
Statement of Operations Data:
Revenues(1)
Professional service fees	$59,920		$68,067		$75,704		$89,563		$97,376
Employee health and welfare benefits	82,923		101,761		129,243		180,203		214,701
Workers’ compensation	131,374		140,319		117,895		95,977		104,225
State unemployment taxes and other	12,460		12,187		9,986		8,911		9,525

Total revenues	$286,677		$322,334		$332,828		$374,654		$425,827
Gross profit	$127,623		$95,565		$70,985		$90,524		$115,718
Operating income (loss)	$32,975		$(3,784)		$(29,288)		$4,976		$21,585
Net income (loss)	$21,650		$604		$(15,603)		$4,737		$15,391
Net income (loss) attributable to common shareholders	$21,650		$604		$(15,603)		$4,737		$14,444
Net income (loss) per share:
Basic	$0.99		$0.03		$(0.76)		$0.23		$0.73
Diluted	$0.97		$0.03		$(0.76)		$0.22		$0.62
Weighted average common shares
Basic	21,779		21,361		20,606		20,722		19,686
Diluted	22,210		21,373		20,606		21,074		24,649
Statistical and Operating Data:
Client employees at period end	133,197		124,014		111,910		99,408		106,452
Average wage per average number of client employees paid by month	$24,171		$23,137		$25,761		$29,924		$33,569
Professional service fees per average number of client employees paid by month	$625		$598		$722		$926		$1,109
Internal employees at period end	1,358		1,277		1,018		901		954
Number of workers’ compensation claims(2)	14,164		13,087		10,195		7,701		5,765
Frequency of workers’ compensation claims per one million U.S. dollars of workers’ compensation wages	6.41	x	5.20	x	3.90	x	2.74	x	2.00	x

	As of December 31,

	1999	2000	2001	2002	2003

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and investments (3)	$65,772	$96,968	$92,892	$126,223	$152,008
Total assets	$163,570	$212,338	$219,903	$265,535	$321,564
Long-term accrued health and workers’ compensation reserves	$1,000	$20,530	$48,049	$61,672	$59,280
Total shareholders’ equity	$80,756	$77,460	$57,511	$58,605	$92,380

(1)	Prior to December 31, 2002, we reported revenue on a gross revenue basis rather than a net revenue basis. For a more detailed discussion of this accounting change, please refer to “Revenue Recognition” in Note 1 to our audited historical consolidated financial statements included in this prospectus.

(2)	The number of workers’ compensation claims reflects the number of claims reported by the end of the respective year and does not include any claims with respect to a specific policy year that are reported subsequent to the end of such year. For information regarding claims reported after the end of each respective year from 2001 to 2003, see the first table set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates.”

(3)	$7,777, $7,781, $34,262, $92,454 and $107,326 of the cash, cash equivalents and investments as of December 31, 1999, 2000, 2001, 2002 and 2003, respectively, have been utilized to collateralize our obligations under our workers’ compensation and health benefit plans and certain general insurance contracts. These amounts are considered “restricted” and are not available for general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing. Historical results are not necessarily indicative of trends in operating results for any future period.

Overview and Introduction

      We are a leading U.S. provider of human capital management solutions. We offer our clients, which are typically small to medium-sized businesses with between one and 100 employees, a broad range of tools and services that provide a complete solution for the clients’ human resource outsourcing needs. The tools and services we offer include assisting clients with:

•	finding the right employees;

•	developing and managing their employees;

•	retaining high-quality employees;

•	managing their paperwork, including benefits administration, payroll administration, governmental compliance, risk management, unemployment service administration, and health, welfare and retirement benefits; and

•	protecting the clients’ business.

      We deliver these tools and services to our clients through an integrated and proactive client relationship management system. Each client is assigned a dedicated human resource consultant who is located at either a local Gevity branch office nearby the clients’ location or at our centralized field support service center located in Bradenton, Florida. In addition, the client has continuous access to its human resource information via our internal portal, Gevity CentralSM, as well as access to specialized human resource consultants in areas including 401(k) plan administration and unemployment service administration.

      We believe that the human resource outsourcing market focusing on small and medium-sized businesses, as measured by the number of employees per client, is our most attractive market in terms of customer concentration, need for customized solutions, price sensitivity, capital investment, new client acquisition cost, sales cycle and market growth.

      We believe that the human resource outsourcing competitive landscape is highly fragmented and populated by various point solution providers who offer segments of the entire service offering that we provide to our clients.

      We focus on the professional service fees that we earn from our clients as the primary source of our net income and cash flow. By delivering human resource outsourcing solutions to our clients through a co-employment relationship, we are also responsible for providing workers’ compensation and unemployment insurance benefits to our clients’ employees as well as health and welfare benefits. In so doing, we have an opportunity to generate net income and cash, but we do not rely on these services providing a significant portion of our overall business profitability.

      In addition to the significant market growth opportunity that exists in the underserved small to medium-sized business market, we believe that there also exists a significant opportunity to increase prices from the current level of professional service fees being charged by us in delivering human resource outsourcing services.

      We believe that the primary challenge we face in delivering human resource outsourcing solutions is our ability to convince small to medium-sized businesses to accept the concept of human resource outsourcing. We believe that most small to medium-sized businesses outsource certain aspects of the total solution which we offer, including payroll administration, health and welfare administration and providing workers’ compensation insurance, but that only a small number of businesses outsource the entire offering that we provide.

      We have transitioned our business from providing discounted insurance products to delivering human resource outsourcing solutions. During this transition, the total number of client employees serviced by us declined from over 130,000 client employees in 1999 to under 90,000 client employees during 2003 prior to the acquisition of TeamStaff. During the transition, we increased our profitability by focusing on increased profitability per client employee.

      We continue to focus on increasing the profitability of each client employee as well as on increasing the overall number of client employees serviced. We believe that we can increase the overall number of client employees serviced by us through:

•	the hiring of additional sales personnel that will result in a larger amount of new client employees acquired;

•	improved human resource outsourcing service offerings that will lead to higher current client employee retention levels; and

•	acquisitions of other human resource outsourcing client portfolios.

      The following table provides information that we utilize when assessing the financial performance of our business, which includes the effect of the acquisition of TeamStaff in November 2003 (see “—Acquisitions—TeamStaff Acquisition”):

	For the Years Ended

	December 31,	December 31,	%
	2002	2003	Change

Statistical Data:
Average number of client employees paid by month	96,741	87,819	(9.2)%
Average wage per average number of client employees paid by month	$29,924	$33,569	12.2%
Professional service fees per average number of client employees paid by month	$926	$1,109	19.8%
Gross profit per average number of client employees paid by month	$936	$1,318	40.8%
Operating income per average number of client employees paid by month	$51	$246	382.4%

      The average number of client employees paid by month is calculated based upon the sum of the number of paid client employees at the end of each month in the year divided by 12 months. All other statistical information above is based upon actual year-to-date amounts divided by the average number of client employees paid by month.

      We believe that the primary risks in being able to increase the overall number of client employees serviced are as follows:

•	the amount of time required for the additional sales personnel to begin to acquire new client employees may be longer than anticipated;

•	the current client employee retention levels may decrease if clients decide to source their human resource outsourcing needs from alternative service providers;

•	other human resource outsourcing client employee portfolios may not be available for acquisition due to price or quality of the portfolios; and

•	we may be unable to continue to provide insurance-related products of a quality to attract new client employees and to retain current client employees.

Acquisitions

      EPIX Acquisition. On March 26, 2004, we acquired the human resource outsourcing client portfolio of EPIX and certain of its subsidiaries. The EPIX acquisition was structured as an assignment to us of all of EPIX’s client service agreements, which cover approximately 2,000 clients and approximately 30,000 client employees. Approximately 50 internal employees of EPIX have accepted permanent employment with us. In addition, approximately 110 internal employees of EPIX will remain with us for a transitional period of 90 days from the date of the EPIX acquisition.

      The purchase price for the acquired assets was $36.0 million. In connection with the acquisition, we entered into a $35.0 million unsecured credit facility with Bank of America, N.A. We utilized approximately $20.0 million of this facility to fund the purchase price for the acquisition and paid the remainder of the purchase price from our internal funds. Of this amount, $2.5 million was placed in an escrow account as security for certain indemnification obligations of EPIX under the asset purchase agreement between EPIX, its subsidiaries and us. In connection with the acquisition we assumed certain employee benefit plans of EPIX that cover certain of the client employees we acquired. Amounts held in the escrow account may be used by us under certain circumstances to reimburse or compensate us for adverse consequences resulting from a breach by EPIX of certain representations and warranties in the asset purchase agreement or issues related to any assumed employee benefit plan that result from any action or failure to act on the part of EPIX prior to the closing date of the transaction. We expect to convert EPIX clients and client employees into the Gevity system within 90 days after the closing of the acquisition.

      TeamStaff Acquisition. On November 17, 2003, we acquired the human resource outsourcing client portfolio of TeamStaff, together with certain other assets. The TeamStaff acquisition was accomplished through an assignment by TeamStaff (and its subsidiaries) to Gevity of all of its client service agreements, which covered over 1,500 clients and over 16,000 client employees. The other assets acquired consisted primarily of a proprietary benefits reconciliation software program and leases of certain office space occupied by TeamStaff. In addition, approximately 70 internal employees of TeamStaff became internal employees of our company. In connection with this acquisition, we also assumed certain of the employee benefit plans which were offered by TeamStaff. We have completed the conversion of the former TeamStaff clients and their employees into the Gevity system.

      The purchase price for the acquired assets was $9.7 million (including direct acquisition costs of approximately $0.2 million), which we paid in cash from our internal funds. Of this amount, $2.5 million was held in an escrow account and was to be released based upon the retention of former TeamStaff clients. We have agreed to release $2.25 million of the escrow proceeds to TeamStaff based on the retention of approximately 90% by Gevity of former TeamStaff client employees during the measurement period. See Note 8 to our audited historical consolidated financial statements included in this prospectus for additional information.

Revenues

      The gross billings that we charge our clients under the professional services agreement include each client employee’s gross wages, a consolidated service fee and, to the extent elected by the clients, health and welfare benefit plan costs. Our consolidated service fee, which is primarily computed on a per employee basis, is intended to yield a profit to us and to cover:

•	the costs of the human resource outsourcing services provided by us to the client;

•	certain employment-related taxes; and

•	workers’ compensation insurance coverage.

The component of the consolidated service fee related to human resource outsourcing varies according to the size and the location of the client. The component of the consolidated service fee related to workers’ compensation and unemployment insurance is based, in part, on the client’s historical claims experience. All charges by us are invoiced along with each periodic payroll provided to the client.

      We account for our revenues using the accrual method of accounting. Under the accrual method of accounting, we recognize our revenues in the period in which the client employee performs work. We accrue revenues and unbilled receivables for consolidated service fees relating to work performed by client employees but unpaid at the end of each period. In addition, the related costs of services are accrued as a liability for the same period. Subsequent to the end of each period, these wages are paid and the related service fees are billed.

      We report revenues from consolidated service fees in accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. We report as revenues, on a gross basis, the total amount billed to clients for professional service fees, health and welfare benefit plan fees, workers’ compensation and unemployment insurance fees. We report revenues on a gross basis for these fees because we are the primary obligor and deemed to be the principal in these transactions under EITF No. 99-19. We report revenues on a net basis for the amount billed to clients for client employee salaries, wages and certain payroll-related taxes less amounts paid to client employees and taxing authorities for these salaries, wages and taxes.

      Prior to the fourth quarter of 2002, we reported the full amount of our gross billings, including the portion that represents the gross wages of our client employees, as revenue. We changed from gross revenue reporting to net revenue reporting for client employee salaries, wages and certain payroll taxes during the fourth quarter of 2002. Based on the criteria established by EITF No. 99-19, we determined that the change better recognized the substance of the transactions between us and our clients. The change to a more preferable accounting method resulted in no effect on net income or earnings per share. Because of the significance of the reclassification of revenue and expense components to the income statement, we previously reflected the change as if it had occurred on January 1, 2000 in our Annual Report on Form 10-K for the year ended December 31, 2002.

      Our revenues are impacted by:

•	the number of client employees we serve;

•	the number of client employees paid each period and the related wages paid; and

•	the number of client employees participating in our benefit plans.

Because a portion of the consolidated service fee charged is computed as a percentage of gross payroll, revenues are affected by fluctuations in the gross payroll caused by the composition of the employee base, inflationary effects on wage levels and differences in the local economies in our markets.

Cost of Services

      Cost of services includes health and welfare benefit plan costs, workers’ compensation insurance costs and state unemployment tax costs, as well as other direct costs associated with our revenue generating activities.

      Health and welfare benefit plan costs are comprised primarily of medical benefit costs, but also include costs of other employee benefits such as dental, vision, disability and group life insurance. Benefit claims incurred by client employees under the benefit plans are expensed as incurred according to the terms of each contract. In addition, for certain contracts, liability reserves are established for benefit claims reported and not yet paid and claims that have been incurred but not reported.

      In certain instances, we decide to make a contribution toward the medical benefit plan costs of certain clients. This contribution is referred to as a “health benefit subsidy.” The addition of the client employees of these clients as participants in our medical benefit plans helps to stabilize the overall claims experience risk associated with those plans. An aggregate health benefit subsidy in excess of a planned amount may occur when the medical cost inflation exceeds expected medical cost trends or when medical benefit plan enrollment of those who qualify for a subsidy exceeds expectations. Conversely, a “health benefit surplus” may occur when the medical cost inflation is less than expected medical cost trends or when medical benefit plan enrollment of those who qualify for a subsidy is less than expectations.

      We offer our medical benefit plans in partnership with premier health care companies. See “Business—Employee Benefit Plans.” These companies have extensive provider networks and strong reputations in the markets in which we operate.

      Substantially all of our client employees are covered under our workers’ compensation program with the member insurance companies of AIG which became effective January 1, 2003. Under this program, workers’ compensation costs for the year are based on:

•	premiums paid to AIG for the current year coverage;

•	estimated total costs of claims to be paid by us that fall within the policy deductible;

•	the administrative costs of the program;

•	the return on investment premium dollars paid as part of the program; and

•	the discount rate used in determining the present value of future payments to be made under the program.

Additionally, any revisions to the estimates of the prior year loss sensitive programs are recognized in the current year. In states where private insurance is not permitted, client employees are covered by state insurance funds. Premiums paid to state insurance funds are expensed as incurred.

      On an annual basis, we review the current and prior year claims information with our independent actuaries. The current accrual rate and overall workers’ compensation reserves may be adjusted based on current and historical loss trends, fluctuations in the administrative costs associated with the program, actual returns on investment earned with respect to premium dollars paid and changes in the discount rate used to determine the present value of future payments to be made under the program. The final costs of coverage will be determined by the actual claims experience over time as claims close, by the final administrative costs of the program and by the final return on investment earned with respect to premium dollars paid. See “Business—Workers’ Compensation Plans.”

      State unemployment taxes are generally paid as a percentage of payroll costs and expensed as incurred. Rates vary from state to state and are based upon the employer’s claims history. We aggressively manage our state unemployment tax exposure by contesting unwarranted claims.

Operating Expenses

      Operating expenses consist primarily of salaries, wages and commissions associated with our internal employees, and general and administrative expenses. Sales and marketing commissions and client referral fees are expensed as incurred. We expect that future revenue growth will result in increased operating leverage as our fixed operating expenses are leveraged over a larger revenue base.

Income Taxes

      We record income tax expense (benefit) using the asset and liability method of accounting for deferred income taxes.

Profitability

      Profitability is largely dependent upon our success in generating professional service fees and managing the costs that are within our control. The most volatile factors that drive our cost of services primarily relate to workers’ compensation coverage, health benefit plans and state unemployment taxes. We seek to manage these costs through the use of:

•	workers’ compensation arrangements with carriers who efficiently manage claims administration;

•	our internal risk assessment and client risk management programs;

•	appropriately designed health benefit plans that encourage client employee participation and efficient risk pooling; and

•	active management of our state unemployment tax exposure.

Certain Expected Charge Related to this Offering

      As described under “Capitalization,” assuming that all of the Series A Preferred Stock is converted into common stock in connection with this offering, this offering will result in the acceleration of $29.3 million of unamortized discount associated with the issuance of the Series A Preferred Stock which will be recorded as a charge to retained earnings and reduce income attributable to the common shareholders by a corresponding amount in the second quarter of 2004. See Note 13 to our audited historical consolidated financial statements included in this prospectus.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

      The following table presents certain information related to our revenues for the years ended December 31, 2003 (“2003”) and December 31, 2002 (“2002”):

	2002	2003	% Change

	(In thousands, except statistical data)
Revenues:
Professional service fees	$89,563	$97,376	8.7%
Employee health and welfare benefits	180,203	214,701	19.1%
Workers’ compensation	95,977	104,225	8.6%
State unemployment taxes and other	8,911	9,525	6.9%

Total revenues	$374,654	$425,827	13.7%

Statistical Data:
Gross salaries and wages (in thousands)	$2,894,919	$2,948,005	1.8%
Average number of client employees paid by month	96,741	87,819	(9.2)%
Average wage per average number of client employees paid by month	$29,924	$33,569	12.2%
Workers’ compensation billing per one hundred dollars of total wages	$3.32	$3.54	6.6%
Workers’ compensation manual premium per one hundred U.S. dollars of workers’ compensation wages	$4.67	$4.27	(8.6)%
Professional service fees per average number of client employees paid by month	$926	$1,109	19.8%
Client employee health benefits participation	36%	36%	—

      For 2003, revenues increased 13.7% to $425.8 million, from $374.7 million for 2002. Revenue growth was a result of increases in the charges for professional service fees, as part of our strategy to emphasize the human resource consulting services that we provide to our clients, and increases in fees for providing workers’ compensation insurance and health and welfare benefits for client employees. Included in our results are $7.3 million of revenues attributable to the TeamStaff acquisition in November 2003.

      As of December 31, 2003, we served over 7,500 clients as measured by each client’s Federal Employer Identification Number (“FEIN”) and over 8,000 as measured by separate client payroll cycles, with approximately 106,000 active client employees. We have branch offices in Alabama, Arizona, California, Colorado, Florida, Georgia, Minnesota, New Jersey, North Carolina, New York, Tennessee and Texas.

      The average number of paid client employees was 87,819 for 2003, as compared to 96,741 for 2002, representing a decrease of 9.2%. We believe this decrease was primarily a result of our change in pricing as it relates to the insurance products we offer to client employees. The effect of the TeamStaff acquisition on this calculation was minimal for 2003 (1,906 additional paid client employees), as the number of paid client employees for TeamStaff were only included in the calculation for one and one half months after the acquisition.

      The average wage of paid client employees for 2003 increased 12.2% to $33,569 from $29,924 for 2002. This increase is consistent with our strategy of focusing on clients that pay higher wages to their employees.

      Revenues for professional service fees increased 8.7% to $97.4 million in 2003, from $89.6 million in 2002, as a result of increases in professional service fees per client employee of 19.8%, from $926 in 2002 to $1,109 in 2003. These service fee increases per employee were attributable to both current and new client employees. In addition, professional service fees for 2003 were higher by $1.4 million as a result of the TeamStaff acquisition, even though the per client employee average professional service fees payable by the former TeamStaff clients were lower on an annualized basis than our per client employee average professional service fees.

      Revenues for providing health and welfare benefit plans in 2003 were $214.7 million as compared to $180.2 million in 2002, representing an increase of 19.1%. Health and welfare benefit plan charges primarily increased as a result of higher costs to us to provide this coverage for client employees and our approach to pass along all insurance-related cost increases.

      Revenues for providing workers’ compensation insurance coverage increased 8.6% to $104.2 million in 2003, from $96.0 million in 2002. Workers’ compensation billings, as a percentage of client salaries and wages for 2003, were 3.54% as compared to 3.32% for 2002, representing an increase of 6.6%. Workers’ compensation charges increased in 2003 primarily due to billing increases for Florida clients as well as the TeamStaff acquisition that added $1.9 million of workers’ compensation billings.

      The manual premium rate for workers’ compensation applicable to our clients decreased 8.6% during 2003 as compared to 2002, from $4.67 in 2002 to $4.27 in 2003. Manual premium rates are generally the allowable rates that employers can be charged by insurance companies for workers’ compensation insurance coverage. The decrease in our manual premium rates reflects the change in the workers’ compensation insurance risk profile of our clients, however, our billings for providing workers’ compensation insurance to client employees have increased over the same period. This reflects our approach to price our insurance products competitively and at market rates.

      Revenues from state unemployment taxes and other revenues increased 6.9% to $9.5 million in 2003 from $8.9 million in 2002. This increase was due to the net effect of an increase in other revenues of $0.8 million and a decrease in state unemployment taxes of $0.2 million primarily as a result of the reduction in the number of client employees.

Cost of Services

      The following table presents certain information related to our cost of services for 2003 and 2002:

	2002		2003		% Change

	(In thousands, except statistical data)
Cost of Services:
Employee health and welfare benefits	$190,030		$212,081		11.6%
Workers’ compensation	87,991		90,305		2.6%
State unemployment taxes and other	6,109		7,723		26.4%

Total cost of services	$284,130		$310,109		9.1%

Statistical Data:
Gross salaries and wages (in thousands)	$2,894,919		$2,948,005		1.8%
Average number of client employees paid by month	96,741		87,819		(9.2)%
Workers compensation cost rate per one hundred dollars of total wages	$3.04		$3.06		0.7%
Number of workers’ compensation claims(1)	7,701		5,765		(25.1)%
Frequency of workers’ compensation claims per one million U.S. dollars of workers’ compensation wages	2.74	x	2.00	x	(27.0)%

(1)	The number of workers’ compensation claims reflects the number of claims reported by the end of the respective year and does not include any claims with respect to a specific policy year that are reported subsequent to the end of such year. For information regarding claims reported after the end of each respective year, see the first table set forth in “—Critical Accounting Estimates.”

     Cost of services that include the cost of our health and welfare benefit plans, workers’ compensation insurance, state unemployment taxes and other costs were $310.1 million for 2003, compared to $284.1 million for 2002, representing an increase of $26.0 million, or 9.1%. This increase was primarily due to higher costs for health and welfare benefit plans and workers’ compensation insurance.

      The cost of providing health and welfare benefit plans to client employees was $212.1 million for 2003, as compared to $190.0 million for 2002, representing an increase of 11.6%. This increase was primarily attributable to higher costs associated with providing health insurance. For 2003, there was no aggregate health benefit plan subsidy as compared to an aggregate health benefit plan subsidy of $9.5 million in 2002.

      Workers’ compensation costs were $90.3 million for 2003, as compared to $88.0 million for 2002, representing an increase of $2.3 million or 2.6%. Workers’ compensation costs increased in 2003 primarily due to a change in the discount rate used to calculate the prior year workers’ compensation liability from 4.0% at December 31, 2002 to 2.5% at December 31, 2003. The change in discount rate was made as a result of the downward movement of the interest rate environment.

      After consideration of the effect on workers’ compensation expense of the change in the discount rate, overall workers’ compensation costs in 2003 were comparable to workers’ compensation cost in 2002 despite the favorable claims metrics in 2003. A reduction in the estimate of the total cost related to 2003 claims incurred as compared to the original estimate of the total cost related to 2002 claims incurred (from $76.2 million for the 2002 policy year to $65.0 million for the 2003 policy year) was offset by an increase in the premium and administrative costs related to the workers’ compensation insurance program. The reduction in the estimate of claims costs for 2003 was based upon the independent actuarial review of 5,765 current year claims as compared to 7,701 for the 2002 plan year.

      State unemployment taxes and other costs were $7.7 million for 2003, compared to $6.1 million for 2002, representing an increase of $1.6 million or 26.4%. The increase primarily relates to an increase in the costs of miscellaneous services to clients resulting from the expansion of our product offering in 2003.

Operating Expenses

      The following table presents certain information related to our operating expenses for 2003 and 2002:

	2002	2003	% Change

	(In thousands, except statistical
	data)
Operating Expenses:
Salaries, wages and commissions	$52,341	$55,287	5.6%
Other general and administrative	25,091	31,476	25.4%
Depreciation and amortization	8,116	7,370	(9.2)%

Total operating expenses	$85,548	$94,133	10.0%

Statistical Data:
Internal employees at year end	901	954	5.9%

      Total operating expenses were $94.1 million for 2003, as compared to $85.5 million for 2002, representing an increase of $8.6 million, or 10.0%.

      Salaries, wages and commissions were $55.3 million for 2003, as compared to $52.3 million for 2002, representing an increase of $3.0 million, or 5.6%. The increase is primarily a result of higher bonus expense of $2.3 million during 2003 and the addition of approximately 70 employees ($0.5 million of payroll-related costs) as part of the TeamStaff acquisition.

      Other general and administrative expenses were $31.5 million for 2003, as compared to $25.1 million in 2002, representing an increase of $6.4 million, or 25.4%. This increase is primarily a result of increased sales and marketing costs of $4.0 million related to the recruiting, training and developing of the expanded sales force and increased marketing support to assist in new client acquisition, an increase in outside delivery fees of $0.8 million as we transitioned from the use of internal couriers to external courier services, and higher general business insurance costs of $1.3 million.

      Depreciation and amortization expenses were $7.4 million for 2003, as compared to $8.1 million for 2002. Depreciation expense decreased as a result of assets reaching the end of their depreciable lives.

Interest Income

      Interest income, net was $1.5 million for 2003, compared to $2.0 million for 2002, representing a decrease of $0.5 million due to a general decline in interest rates.

Income Taxes

      Income taxes were $7.6 million for 2003, as compared to $2.4 million for 2002, representing an increase of $5.2 million or 316.7%. Our effective tax rates for 2003 and 2002 were 33.0% and 33.2%, respectively. These effective tax rates differed from the statutory federal tax rates primarily because of state taxes and federal tax credits.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

      The following table presents certain information related to our revenues for the years ended December 31, 2002 (“2002”) and December 31, 2001 (“2001”):

	2001	2002	% Change

	(In thousands, except statistical data)
Revenues:
Professional service fees	$75,705	$89,563	18.3%
Employee health and welfare benefits	129,242	180,203	39.4%
Workers’ compensation	117,895	95,977	(18.6)%
State unemployment taxes and other	9,986	8,911	(10.8)%

Total revenues	$332,828	$374,654	12.6%

Statistical Data:
Gross salaries and wages (in thousands)	$2,701,103	$2,894,919	7.2%
Average number of client employees paid by month	104,852	96,741	(7.7)%
Average wage per average number of client employees paid by month	$25,761	$29,924	16.2%
Workers’ compensation billing per one hundred dollars of total wages	$4.36	$3.32	(23.9)%
Workers’ compensation manual premium per one hundred U.S. dollars of workers’ compensation wages	$6.09	$4.67	(23.3)%
Professional service fees per average number of client employees paid by month	$722	$926	28.3%
Client employee health benefits participation	31%	36%	16.1%

      Revenues increased 12.6% to $374.7 million in 2002, as compared to $332.8 million for 2001. Revenue growth was a result of increases in the charges for professional service fees as part of our strategy to emphasize the human resource consulting services that we provide to our clients and to increases in fees for providing health and welfare benefits for client employees. These increases were offset by lower billings for providing workers’ compensation coverage to clients with lower workers’ compensation risk profiles.

      Revenues from professional service fees increased 18.3% to $89.6 million in 2002, from $75.7 million in 2001, as a result of increases in professional service fees per client employee of 28.3%, from $722 in 2001 to $926 in 2002. These increases in total and per client employee revenues from professional service fees resulted from certain pricing actions taken in 2003 and reflect our strategy to emphasize the human resource consulting services that we provide to our clients.

      The average number of paid client employees was 96,741 for 2002, as compared to 104,852 for 2001, representing a decrease of 7.7%. We believe this decrease was primarily a result of our price increases, as well as decisions to target new clients with lower workers’ compensation insurance risk profiles, and to no longer service existing clients in certain high-risk industries.

      Revenues from clients and client employees for medical insurance and retirement benefits coverage increased in 2002 to $180.2 million from $129.2 million in 2002, representing an increase of 39.4%. Revenues increased as we increased the charge for our health benefit plans offered to client employees and the number of client employees participating in our health benefit plans increased.

      Charges to clients for workers’ compensation coverage as a percentage of client employee salaries and wages for 2002 was 3.32%, as compared to 4.36% for 2001, representing a decrease of 23.9%. This decline was due to the continuing change in the workers’ compensation insurance risk profile of clients serviced.

      Revenues from state unemployment taxes and other decreased 10.8% to $8.9 million in 2002, from $10.0 million in 2001. This decrease was primarily the result of a decrease in state unemployment taxes as a result of the reduction in client employees.

Cost of Services

      The following table presents certain information related to our cost of services for 2002 and 2001:

					%
	2001		2002		Change

	(In thousands, except statistical data)
Cost of Services:
Employee health and welfare benefits	$138,526		$190,030		37.2%
Workers’ compensation	115,842		87,991		(24.0)%
State unemployment taxes and other	7,475		6,109		(18.3)%

Total cost of services	$261,843		$284,130		8.5%

Statistical Data:
Gross salaries and wages (in thousands)	$2,701,103		$2,894,919		7.2%
Average number of client employees paid by month	104,852		96,741		(7.7)%
Workers compensation cost rate per one hundred dollars of total wages	$4.29		$3.04		(29.1)%
Number of workers’ compensation claims(1)	10,195		7,701		(24.5)%
Frequency of workers’ compensation claims per one million U.S. dollars of workers’ compensation wages	3.90	x	2.74	x	(29.7)%

(1)	The number of workers’ compensation claims reflects the number of claims reported by the end of the respective year and does not include any claims with respect to a specific policy year that are reported subsequent to the end of such year. For information regarding claims reported after the end of each respective year, see the first table set forth in “— Critical Accounting Estimates.”

     Cost of services, which includes the cost of our medical benefit plans, workers’ compensation insurance, state unemployment taxes and other costs, was $284.1 million for 2002, as compared to $261.8 million for 2001, representing an increase of $22.3 million, or 8.5%.

      The health benefit plan subsidy was $9.5 million in 2002, as compared to $9.3 million in 2001. The health benefit plan subsidies in 2002 and 2001 were primarily attributable to an increase in medical care costs. In addition, the 2001 health benefit plan subsidy was a result of internal collection and billing issues. During 2001, we made changes to our billing practices to more closely align the collection of health care benefit premiums with the client employees’ period of coverage. Our collection processes were not adequately modified to collect on the new basis, resulting in a premium collections shortfall and therefore an increased health benefit plan subsidy.

      Workers’ compensation costs were $88.0 million for 2002, as compared to $115.8 million for 2001, representing a decrease of $27.8 million or 24.0%. Workers’ compensation costs decreased in 2002 due to our decision to sell to a target market with a lower risk client profile that pays client employees higher wages. Included in workers’ compensation costs for 2001 was an adjustment of $19.7 million. This adjustment was primarily caused by:

•	a lower than expected rate of return on the investment of premium payments made to CNA that reflected the decrease in the overall securities market;

•	a higher discounted present value of the unfunded portion of expected premium payments to be made to CNA which resulted from the decrease in the interest rate environment; and

•	a change, identified in a mid-year actuarial review by our independent actuaries, in the estimate of the ultimate total workers’ compensation claims for the 2000 policy year.

      State unemployment taxes and other costs were $6.1 million for 2002, as compared to $7.5 million for 2001, representing a decrease of $1.4 million or 18.3%. This decrease was partially the result of our having fewer paid average client employees in 2002 subject to state unemployment taxes and partially due to miscellaneous cost refunds received in 2002.

Operating Expenses

      The following table presents certain information related to our operating expenses for 2002 and 2001:

	2001	2002	% Change

	(In thousands, except statistical data)
Operating Expenses:
Salaries, wages and commissions	$61,759	$52,341	(15.2)%
Other general and administrative	29,252	25,091	(14.2)%
Depreciation and amortization	9,262	8,116	(12.4)%

Total operating expenses	$100,273	$85,548	(14.7)%

Statistical Data:
Internal employees at year end	1,018	901	(11.5)%

      Total operating expenses were $85.5 million for 2002, as compared to $100.3 million for 2001, representing a decrease of $14.8 million, or 14.7%. The decrease in operating expenses was due to the implementation of various cost saving initiatives, including a reduction in the number of our internal employees.

      Salaries, wages and commissions were $52.3 million for 2002, as compared to $61.8 million for 2001, representing a decrease of $9.5 million, or 15.2%. This decrease was due primarily to a reduction in the number of internal employees during the fourth quarter of 2001 and a continued decline in the number of internal employees throughout 2002.

      Other general and administrative expenses were $25.1 million for 2002, as compared to $29.3 million in 2001, representing a decrease of $4.2 million, or 14.2%. The decrease in general and administrative expenses was due to the implementation of cost savings initiatives in areas related to services and outside fees during 2002. In addition, during 2001 we incurred marketing and advertising expenses related to the rebranding of our name.

      Depreciation and amortization expenses were $8.1 million for 2002, as compared to $9.3 million for 2001. As of January 1, 2002 we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 that changes the accounting for goodwill from an amortization method to an impairment-only approach. Application of the non-amortization provisions of SFAS 142 resulted in a decrease in amortization during 2002 of $0.7 million. We conducted an independent review of goodwill and other intangible assets as of January 1, 2002 and concluded that there was no goodwill impairment. We have also determined that no subsequent events have taken place to change such conclusion.

Interest Income

      Interest income, net was $2.0 million for 2002 compared to $3.3 million for 2001, representing a decrease of $1.3 million due to a general decline in interest rates.

Income Taxes

      Income taxes were $2.4 million for 2002, representing an effective tax rate of 33.2%. This effective tax rate differed from the statutory federal tax rate primarily because of state taxes and federal tax credits.

Income tax benefit of $10.4 million for 2001 was primarily the result of recording the tax benefit from the loss from operations and income tax credits.

Liquidity and Cash Flows

Cash Flow

General

      We periodically evaluate our liquidity requirements, capital needs and availability of capital resources in view of our plans for expansion of our human resource outsourcing portfolio through acquisitions, collateralization requirements for insurance coverage and other operating cash needs. As a result of this process, we in the past sought, and may in the future seek, to obtain additional capital from either private or public sources. Certain types or amounts of financing will require the consent of Frontenac so long as it holds (or is entitled to vote) a majority of the Series A Preferred Stock.

      On March 26, 2004, we entered into a credit agreement with Bank of America, N.A. Certain of our subsidiaries named in the credit agreement have guaranteed our obligations under the credit agreement. The credit agreement provides for revolving borrowings in an amount not to exceed $35.0 million and has a term of three years. Loan advances bear interest at a rate equal to an applicable margin (based upon a ratio of total debt to consolidated EBITDA, as defined in the credit agreement) plus, at our option, one of the following indexes: (i) 30-day LIBOR; and (ii) the Bank of America, N.A. prime rate. Up to $7.0 million of the loan commitment can be made through letters of credit issued by Bank of America, N.A. With respect to outstanding letters of credit, a fee determined by reference to the applicable margin will be charged on the aggregate stated amount of each outstanding letter of credit. A fee of 50 basis points is charged for any unused portion of the loan commitment.

      The credit agreement includes certain financial maintenance requirements and affirmative and negative covenants, including the following:

•	our consolidated net worth at the end of any quarter may not be less than the sum of:

•	85% of our consolidated net worth as of March 31, 2004; plus

•	as of the end of each quarter commencing with the quarter ending December 31, 2004, an amount equal to 75% of our consolidated net income for the quarter then ended; plus

•	100% of the proceeds of all issuances of our capital stock after March 26, 2004; less

•	the amount of Series A Preferred Stock repurchased by us;

•	our consolidated EBITDA may not be less than $30.0 million for each twelve month period ending as of each fiscal quarter;

•	our ratio of consolidated funded indebtedness (as defined in the credit agreement) to consolidated EBITDA as of the end of any fiscal quarter may not be greater than 1.50 to 1.0; and

•	our consolidated fixed charge coverage ratio (as defined in the credit agreement) as of the end of any fiscal quarter may not be less than 1.5 to 1.0.

      The covenants in the credit agreement also restrict, among other things, our ability to: incur liens; make certain investments; incur additional indebtedness; engage in certain fundamental corporate transactions; dispose of property; redeem our Series A Preferred Stock; or make certain restricted payments. The credit agreement contains customary events of default and allows the bank to accelerate amounts outstanding under the credit agreement upon the occurrence of certain events of default.

      On March 26, 2004, we borrowed $20.0 million under the credit agreement to partially fund the EPIX acquisition. We intend to use approximately $20.0 million of the net proceeds to us from this offering to pay in full the amounts outstanding under the credit agreement.

      We currently believe that our current cash balances and cash flow from operations will be sufficient to meet our operational requirements for the next 12 months, excluding cash required for acquisitions, if any.

      Our primary short-term liquidity requirements relate to the payment of accrued payroll and payroll taxes of our internal and client employees, accounts payable for capital expenditures, the payment of workers’ compensation premiums and medical benefit plan premiums. Our billings to our clients include:

•	each client employee’s gross wages;

•	a professional service fee which is computed as a percentage of the gross wages;

•	related payroll taxes; and

•	the client’s portion of benefits, including medical and retirement benefits, provided to the client employees based on elected coverage levels by the client and the client employees.

Included in our billings during 2003 were salaries, wages and payroll taxes of client employees of $2,948.0 million. We manage our billings to clients from a cash flow perspective so that a matching exists between the time that the funds are received from a client to the time that the funds are paid to the client employees and to the appropriate tax jurisdictions. As a co-employer, and under the terms of the professional services agreement, we are obligated to make certain wage, tax and regulatory payments. Therefore, our objective is to minimize the credit risk associated with remitting the payroll and associated taxes before receiving the service fees from the client. To the extent this objective is not achieved, short-term cash requirements can be significant. In addition, the timing and amount of payments for payroll, payroll taxes and benefit premiums can vary significantly based on various factors, including the day of the week on which a payroll period ends and the existence of holidays at or immediately following a payroll period-end.

Restricted Cash

      At December 31, 2003, we had $152.0 million in total cash and cash equivalents, certificates of deposit and marketable securities, of which $44.7 million was unrestricted. We are required to collateralize our obligations under our workers’ compensation and health benefit plans and certain general insurance coverage. We use our cash, cash equivalents and marketable securities to collateralize these obligations as more fully described below. Cash, cash equivalents and marketable securities used to collateralize these obligations are designated as restricted in our historical financial statements.

      At December 31, 2003, we had pledged $107.3 million of restricted certificates of deposit and restricted marketable securities, with original maturities of less than one year, as collateral for certain standby letters of credit, in collateral trust arrangements issued in connection with our workers’ compensation and health benefit plans, and in an escrow account as contingent consideration related to the TeamStaff acquisition, as follows:

	December 31,	December 31,
	2002	2003

	(In thousands)
Certificates of deposit – restricted:
BCBS standby letter of credit	$6,000	$6,000
Workers’ compensation standby letter of credit – CNA	7,000	—
Other	431	32

Total certificates of deposit – restricted	13,431	6,032

Short-term marketable securities – restricted:
Workers’ compensation collateral – CNA	79,023	79,136
General insurance collateral obligations – AIG	—	2,635
Escrow for TeamStaff acquisition	—	2,500

Total short-term marketable securities – restricted	79,023	84,271

Long-term marketable securities restricted:
Workers’ compensation collateral – AIG	—	17,023

Total restricted assets	$92,454	$107,326

      We expect the amount of collateral required to be provided to BCBS to increase based in part on the increase in plan participation and the requirement by BCBS to increase our collateralized obligations from one month’s estimate of claims payment to two months. We are not required to collateralize the Aetna program for 2003 or 2002.

      We do not anticipate any additional collateral obligations to be required in 2004 for our workers’ compensation arrangements.

Operating Cash Flow

      At December 31, 2003, we had net working capital of $90.1 million, as compared to $89.6 million as of December 31, 2002. At December 31, 2003, we had restricted funds classified as short-term of $90.3 million, as compared to $92.5 million as of December 31, 2002.

      Net cash provided by operating activities was $21.8 million for the year ended December 31, 2003, as compared to net cash provided by operating activities of $37.5 million for the year ended December 31, 2002, representing a decrease of $15.7 million. The overall decrease in cash is primarily attributable to $24.4 million of premium payments to AIG for the 2003 workers’ compensation program in excess of projected claim liabilities. Of this amount, we expect to receive approximately $11.7 million during 2004 as a return of premium (including interest) from AIG. This reduction in cash was partially offset by the increase in net income during the year and other smaller changes in working capital items. We believe that we have a sufficient amount of restricted cash and marketable securities to cover our short-term and long-term workers’ compensation obligations related to our current open policy years with AIG and CNA.

Cash Flow from Investing Activities

      Cash used in investing activities for the year ended December 31, 2003 of $25.3 million primarily relates to the net purchases of restricted investments as a result of collateralization obligations for the 2003 AIG workers’ compensation program, the use of $7.2 million for the TeamStaff acquisition (excluding the

$2.5 million of contingent purchase price held in escrow and included in restricted investments), and capital expenditures of $3.1 million related primarily to information technology. Cash used in investing activities during the year ended December 31, 2002 of $56.1 million primarily related to the net purchases of restricted investments as a result of collateralization obligations. We plan to spend approximately $7.0 million on capital expenditures (primarily technology-related) during 2004. We expect to fund capital expenditures through operations and/or leasing arrangements.

Cash Flow from Financing Activities

      Cash provided by financing activities was $14.4 million for the year ended December 31, 2003 compared to $3.6 million used in financing activities for the year ended December 31, 2002. Cash provided by financing activities in 2003 was primarily a result of our sale on June 6, 2003 of 30,000 shares of Series A Preferred Stock for $27.7 million (net of transaction costs of $2.3 million). Proceeds from the sale of the Series A Preferred Stock totaling $16.3 million were used by us to purchase from Charles S. Craig, one of our former directors, 2,997,734 shares of common stock and 60,000 options to purchase common stock. The remaining proceeds were partially used to fund the TeamStaff acquisition on November 17, 2003 ($9.7 million) with the remaining balance added to our working capital. Cash used in financing activities during 2002 primarily related to the payment of dividends to common shareholders.

      Additionally, we received approximately $7.5 million from our directors, officers and employees upon the exercise of an aggregate of 1,440,920 stock options and the purchase of 45,500 shares of common stock under our Employee Stock Purchase Plan.

Inflation

      We believe that inflation in salaries and wages of client employees has a positive impact on our results of operations as certain amounts of the professional service fee earned from clients is proportional to such changes in salaries and wages.

Commitments and Contractual Obligations

      Off-Balance Sheet Arrangements. We do not currently have any off-balance sheet arrangements.

      Table of Contractual Arrangements. The following table summarizes our contractual obligations and commercial commitments as of December 31, 2003 and the effect they are expected to have on our liquidity and capital resources (in thousands):

			Payment Due by Period
		Less Than			More Than
Contractual Obligations(1)	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	$11,816	$5,337	$5,091	$1,246	$142
Purchase obligations	—	—	—	—	—
Other(2)	2,500	2,500	—	—	—

Total	$14,316	$7,837	$5,091	$1,246	$142

(1)	Excluded from the table of contractual obligations are the potential amounts due to the holders of the Series A Preferred as a result of a call by us or a Voluntary Redemption offer by us. Amounts are excluded as we consider them to be discretionary. See the further discussion at Note 13 of our audited historical consolidated financial statements included in this prospectus and see also “Description of Capital Stock—Series A Preferred Stock.”

(2)	Included in Other is the maximum amount of the contingent consideration related to the TeamStaff acquisition. Actual payment to TeamStaff may be lower upon the finalization of the purchase price adjustment. See the further discussion at Note 8 of our audited historical consolidated financial statements included in this prospectus. Subsequent to December 31, 2003, we agreed to release $2.25 million to TeamStaff (see “—Acquisitions—TeamStaff Acquisition.”)

Critical Accounting Estimates

      The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. The accounting estimates described below are those that we consider critical in preparing our financial statements because they are particularly dependent on estimates and assumptions made by management that are uncertain at the time the accounting estimates are made. While our management has used its best estimates based upon facts and circumstances available at the time, different estimates reasonably could have been used in the current period, and changes in the accounting estimates used are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations. Our management periodically reviews the estimates and assumptions and reflects the effects of revisions in the period they are determined to be necessary. Our management has reviewed the critical accounting estimates with the members of the audit committee. The descriptions below are summarized and have been simplified for clarity. A detailed description of the significant accounting policies used by us in preparing our financial statements is included in Note 1 to our audited historical consolidated financial statements included in this prospectus.

      Workers’ Compensation Receivable/ Reserves. We have had a loss sensitive workers’ compensation insurance program since January 1, 2000. The program was insured by CNA until December 31, 2002 and since January 1, 2003 has been insured by AIG.

      As part of these programs, we have individual stop loss coverage at $1.0 million per occurrence. In addition, we have aggregate stop loss coverage for individual claims that in total exceed the aggregate stop loss amount of 175% of expected losses as determined by AIG for the 2003 policy year and 130% of expected losses as determined by CNA for the policy years from January 1, 2000 through December 31, 2002. For information on our 2004 coverage, see “Business—Workers’ Compensation Plans.”

      Volatility in the dollar amount of workers’ compensation costs arises when the number of accidents and the severity of such accidents cannot be easily projected, thus resulting in a wide range of possible expected dollar losses for an insurance policy year. Such volatility in the projection of expected dollar losses caused by the number of claims and the severity of such claims is more likely to be associated with industries that have a high risk level associated with them.

      At least annually, we obtain an independent actuarially-determined calculation of the estimated costs of claims incurred based on our current and historical loss development trends. The estimated costs of the claims calculated may be revised by the independent actuaries based on developments relating to the actual claims incurred. A certain amount of judgment is used in this estimation process by us and by the independent actuaries.

      Our consolidated financial statements reflect the estimates made by the independent actuaries as well as other factors related to our workers’ compensation programs within the cost of services on our consolidated statements of operations and within the workers’ compensation receivable, the accrued insurance premiums, health and workers’ compensation insurance reserves or the long-term accrued health and workers’ compensation insurance reserves on our consolidated balance sheets. To the extent that the premium payment to the carriers for the first $1.0 million per occurrence of claims is greater than (less than) the amount of the ultimate liability accrued to date, a receivable (liability) is recorded. If the actual cost of the claims incurred is higher than the estimates determined by the independent actuaries, then the accrual rate used to determine workers’ compensation costs could increase. If the actual cost of the claims incurred is lower than the estimates determined by the independent actuaries, then the accrual rate used to determine workers’ compensation costs could decrease.

      Such increase or decrease to the accrual rate is reflected in the accounting period for which the change in the amount of workers’ compensation claims is calculated. Due to the considerable variability in the estimate of the amount of workers’ compensation claims, adjustments to workers’ compensation costs are sometimes significant.

      In order to recognize the workers’ compensation cost obligations that are not expected to be received (paid) in the following year, we include a portion of the obligation as a long-term receivable (liability) using an applicable discount rate. Fluctuations in the interest rate environment influence the selection of the discount rate. Increases in the discount rate result in a decrease in the net present value of the liability while decreases in the discount rate result in an increase in the net present value of the liability.

      The following loss reserve development table illustrates the change over time of reserves established for workers’ compensation claims for each of the open policy years. This table excludes the 2000 program year for the Texas Workers’ Compensation Insurance Fund, which was a guaranteed cost program under which all of the claims were paid by the insurance company without any deductible payable by us. The second section, reading down, shows the number of claims reported. The third section, reading down, shows the number of open claims as of the end of each successive year. The fourth section, reading down, shows the amount of open case reserves as of the end of each successive year. The fifth section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to the originally reported reserve liability. The last section, reading down, shows re-estimates of the originally recorded reserves as of the end of each successive year, which is the result of our expanded awareness of additional facts and circumstances that pertain to the unsettled claims.

      The loss reserve development table for workers’ compensation claims is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior plan years.

	Year Ended December 31,

	2000	2001	2002	2003

	(Dollars in thousands)
Originally reported reserves for unpaid claims and claims expenses limited to $1.0 million per occurrence	$109,000	$103,000	$76,200	$65,000
Number of claims reported as of:
End of initial year	11,888	10,195	7,701	5,765
One year later	12,088	10,475	7,856	—
Two years later	12,114	10,495	—	—
Three years later	12,118	—	—	—
Number of open claims reported as of:
End of initial year	3,077	2,632	1,632	1,604
One year later	965	791	462	—
Two years later	532	286	—	—
Three years later	148	—	—	—
Insurance carrier open case reserve amount as of:
End of initial year	$22,315	$23,087	$15,272	$12,444
One year later	$16,796	$14,086	$11,249	—
Two years later	$12,105	$8,223	—	—
Three years later	$5,533	—	—	—
Cumulative net paid claims by insurance carrier as of:
End of initial year	$22,688	$21,345	$16,859	$14,502
One year later	$50,524	$47,461	$38,006	—
Two years later	$69,251	$65,925	—	—
Three years later	$81,033	—	—	—

	Year Ended December 31,

	2000	2001	2002	2003

	(Dollars in thousands)
Undiscounted reserves reestimated as of:
End of initial year	$109,000	$103,000	$76,200	$65,000
One year later	$109,000	$98,000	$78,000	—
Two years later	$108,400	$99,000	—	—
Three years later	$105,000	—	—	—

      The following table summarizes the expected undiscounted cash flows related to workers’ compensation claims payments for the open policy years as of December 31, 2003:

	For the Policy Years Ended December 31,

	2000	2001	2002	2003

	(In thousands)
Actual premium/collateral payments to carriers	$112,874	$97,077	$76,296	$85,000

Paid claims by insurance carrier	(81,033)	(65,925)	(38,006)	(14,502)
Estimated future claims covered by premium/collateral	(23,967)	(33,075)	(39,994)	(50,498)

Total estimated ultimate claims	(105,000)	(99,000)	(78,000)	(65,000)
Estimated interest on premium/collateral payments	1,722	3,764	2,676	6,726

Estimated return of premium/collateral	$9,596	$1,841	$972	$26,726

      The 2003 AIG workers’ compensation insurance program provides for a return to us of excess premium paid beginning June 30, 2004 and annually thereafter. Such annual adjustment amount will be determined by applying a loss development factor to an estimate of incurred losses based on actual claims incurred during the policy year and comparing such amount to actual premiums paid for the policy year. We expect to receive approximately $11.7 million of returned premium (including interest) during 2004 relative to the AIG 2003 policy year. All other estimated return of premium/collateral is expected to be long-term.

      Medical Benefit Plan Liabilities. We provide medical benefit plans to our client employees through several medical benefits plan providers under a minimum premium plan with BCBS, a retrospective premium plan with Aetna for the Aetna preferred provider (“PPO”) plan and guarantee cost contracts for all other plans.

      With respect to the medical benefit plans with BCBS, we established medical benefit plan liabilities for benefit claims that have been reported but not paid and claims that have been incurred but not reported. These reserves and the related health benefit plan subsidy are developed by an independent actuary using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and expected rates of increase in medical care costs. The factor that has the greatest impact on our financial results is the medical cost trend, which is the rate of increase in health care costs.

      The Aetna PPO medical benefit plan is a retrospective funding arrangement under which the plan is subject to a 7.5% additional premium if actual claims are greater than projected at the inception of the policy year.

      For each period, we estimate the relevant factors, based primarily on historical data and use this information to determine the assumptions underlying the reserve calculations. We use extensive degree of judgment in this estimation process. Due to the considerable variability of health care costs, adjustments to health reserves are sometimes significant.

      Our medical benefit plan liabilities for benefit claims that have been reported but not paid and claims that have been incurred but not reported for 2002 was approximately $21.0 million as compared to approximately $20.2 million for 2003.

      If the actual amount of our medical benefit plan liabilities at the end of each period were to increase from the estimates we used, then we would have an increase in the amount of our future period health benefit subsidy.

      Our financial statements reflect the estimates made within the cost of services in our consolidated statement of operations and within the accrued insurance premiums, health and workers’ compensation reserves in our consolidated balance sheet.

      In order to give recognition to the medical benefit plan liabilities that are not expected to be paid in the following year, we may include a portion of the obligation as a long-term liability.

      Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to pay their fees. We believe that the success of our business is heavily dependent on our ability to collect these fees for several reasons, including the following:

•	the fact that we are at risk for the payment of our direct costs and client employee payroll costs regardless of whether the clients pay their fees;

•	the large volume and dollar amount of transactions that we process; and

•	the periodic and recurring nature of payroll upon which the fees are based.

      We have established very tight credit policies and generally require our clients to pay in advance or simultaneously with the delivery of the payroll. In addition, we maintain the right to terminate the professional services agreement and associated client employees or to require prepayment, letters of credit or other collateral upon deterioration in a client’s financial position or upon nonpayment by a client. As a result of our tight credit policies, customer nonpayments have been historically low as a percentage of revenues. If the financial condition of our customers was to deteriorate rapidly, resulting in non-payment, our uncollected accounts receivable could grow rapidly and we could be required to provide for additional allowances.

      Deferred Taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we were to operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, then we could be required to establish a valuation allowance against all or a significant portion of the deferred tax assets, resulting in a substantial increase in our effective tax rate.

Quantitative and Qualitative Disclosures About Market Risks

      We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We utilize U.S. government agency and other corporate debt with fixed rates and maturities of less than one year and money market funds to manage our exposures to interest rates. See Note 4 to our audited historical consolidated financial statements included in this prospectus. We hold collateral with respect to our workers’ compensation insurance provided by the member insurance companies of AIG for the 2003 and 2004 workers’ compensation program, which we invest in money market funds. If interest rates decrease, the interest income with respect to these investments would be reduced.

      We are also subject to market risk from exposures to changes in interest rates related to insurance premiums paid to CNA under our workers’ compensation programs for the policy years 2000 through 2002. The insurance premiums paid to CNA are invested in cash and cash equivalents, government and corporate issued securities and mortgage and asset-backed securities. In the event interest rates decrease, the returns on insurance premiums will be reduced and as a result we may be required to make additional premium payments to CNA.

Recent Accounting Pronouncements

      In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (Interpretation 46). In December 2003, the FASB issued a revision to Interpretation 46 to make certain technical corrections and address certain implementation issues that had arisen. Interpretation 46, as revised, provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. Interpretation 46 was effective immediately for VIEs created after January 31, 2003. We have evaluated the provisions of this interpretation and determined that it does not have a material impact on our consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is generally effective for contracts entered into or modified after June 30, 2003. We have evaluated the provisions of this statement and determined that it does not have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer. Generally, the statement is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We have evaluated the provisions of this statement and determined that it does not have a material impact on our consolidated financial statements.

BUSINESS

Our Company

      We are a leading provider of comprehensive human capital management solutions to small and medium-sized businesses in the United States. We have developed a fully-integrated human capital management solution that allows us to effectively become the “in-sourced” human resource department for our clients and creates value for our clients by helping them to find, develop and retain talent, manage all human resource related paperwork and protect their businesses from employment-related risks. We provide employee recruitment and development assistance, payroll and benefits administration, workers’ compensation insurance, health, welfare and retirement plans and employment-related regulatory guidance. We deliver our solutions through a combination of highly-skilled human resource consultants and our scalable, web-enabled technology platform.

      Our human capital management solutions are designed to positively impact our clients’ business results by:

•	increasing our clients’ productivity by improving employee satisfaction and generating greater employee retention;

•	allowing our clients and their employees to focus on revenue producing activities rather than human resource matters; and

•	reducing our clients’ exposure to consequences of non-compliance with human resource related regulatory and tax matters.

      We serve a growing and diverse client base of small and medium-sized businesses in a wide variety of industries. Our clients have employees located in all 50 states and the District of Columbia whom we serve through a network of offices in Alabama, Arizona, California, Colorado, Florida, Georgia, Minnesota, New Jersey, New York, North Carolina, Tennessee and Texas. As of March 31, 2004, after giving effect to the EPIX acquisition (see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Acquisitions”), we served approximately 9,300 clients, as measured by individual client Federal Employer Identification Numbers, with approximately 138,000 active client employees. For the year ended December 31, 2003, our top 25 clients represented less than 6% of our revenues, with no single client representing more than 1% of our revenues.

      Our operations are currently conducted through a number of wholly-owned limited partnerships and wholly-owned limited liability companies. Our consolidated operations exclude intercompany accounts and transactions that have been eliminated in consolidation. Certain reclassifications have been made to the 2002 consolidated financial statements to conform to the current period presentation.

      We were incorporated in Florida in 1997 and consummated our initial public offering in 1997 after acquiring all of the interest in a limited partnership originally organized in 1993 to acquire the assets of our predecessor professional employer organization business. In May 2002, our shareholders voted to change our name from “Staff Leasing, Inc.” to “Gevity HR, Inc.”

      Until 2002, our business was primarily focused on providing discount insurance offerings and payroll processing services for our clients. During the past two years, we have shifted our business model to focus on providing our clients with a comprehensive, full service human resource outsourcing solution. We believe that this important shift in focus allows us to better serve our client base and to grow our business.

Market Opportunity

      The human resource outsourcing industry is large and growing rapidly. Some of the key factors driving the growth of the human resource outsourcing industry include the desire of businesses to outsource non-core business functions, reduce regulatory compliance risk, rationalize the number of service providers that they use and reduce costs by integrating human resource systems and processes.

      International Data Corporation estimates that the U.S. human resource outsourcing industry will grow from $19.0 billion in 2003 to $32.1 billion by 2007, representing a compound annual growth rate of approximately 14%. We believe that small and medium-sized businesses, those with between one and 100 employees, represent a large part of this market. According to Dun & Bradstreet, Inc., there are over 10 million small and medium-sized businesses in the United States. According to The Small Business Advocate, these small and medium-sized businesses employed approximately 36% of the total U.S. non-farm private sector workforce in 2000.

      We believe that the small and medium-sized business segment of the human resource outsourcing market is particularly attractive because:

•	this segment is large and has a low penetration rate of outsourced comprehensive human resources services;

•	small and medium-sized businesses typically have fewer in-house resources than larger businesses and, as a result, are generally more dependent on their outsourced service providers;

•	the quality of service, ease of use, and responsiveness to clients’ needs are the primary considerations of small and medium-sized businesses in selecting a service provider;

•	small and medium-sized businesses generally do not require customized solutions, enabling service providers to obtain significant scale advantages if they operate an integrated technology platform; and

•	this segment is characterized by a relatively short sales cycle and lower client acquisition costs.

Competitive Strengths

      We believe that we are well positioned to capitalize on current market opportunities for human resource outsourcing services for small and medium-sized businesses as a result of the following competitive strengths:

      Comprehensive, Integrated Human Capital Management Solution. We provide our clients with a broad range of human resource management tools and professional services that address their critical human resource needs. We believe that most human resource service providers offer discrete services, requiring companies to solicit and manage multiple vendors in order to obtain a comprehensive human capital management solution. Companies that purchase services from multiple vendors typically fail to realize the benefits of having a single, integrated source of human resource information. Our comprehensive solutions allow our clients to maximize the value realized from integrating information and establishing a partnership with a single vendor to address all of their human resource needs. We believe that the aggregate cost of purchasing discrete services from multiple vendors is greater than the cost of purchasing our integrated solution, resulting in significant cost savings for our clients.

      Well-Trained, Experienced Human Resource Consultants. As of March 31, 2004, we employed approximately 150 human resource consultants to serve as the point of contact for our clients. Our human resource consultants have significant experience in the human resources industry and often hold industry-recognized certifications in their fields of expertise. Each of our clients is assigned to an individual human resource consultant who is responsible for providing a single, consistent point of contact for that client. Our human resource consultants provide frequent, ongoing interaction with our clients to ensure that we design and implement an effective human resource program that continues to meet the changing needs of our clients. Additionally, our human resource consultants assist our clients in complying with the complex and rapidly changing human resources regulatory environment. We believe that this service delivery model improves client satisfaction and increases client retention rates.

      Scalable, Web-Enabled Technology Platform. We have invested approximately $44.0 million in developing our proprietary, secure and scalable information technology infrastructure. We primarily deliver our services through Gevity CentralSM, our web-based self-service portal, which provides real-time, 24x7 access to a broad range of human resource tools and services. We also provide payroll processing and related services for all of our clients using Oracle’s HRMS and Payroll applications. We believe we operate one of the largest Oracle HRMS and Payroll systems in the United States, based on the number of employee records maintained in our database. We believe that this scalable technology platform gives us a significant competitive advantage by providing our small and medium-sized business clients with access to a robust, processing system via a user-friendly interface. Furthermore, we believe that our current technology platform is capable of supporting an aggregate of approximately 400,000 client employees.

      Strong Relationships with Insurance Carriers. As part of our comprehensive human capital management solution, we offer workers’ compensation insurance and health and welfare benefit plans to our clients. In order to provide these services in a manner which both meets our client needs and also reduces our exposure to insurance-related risks, we have established strong relationships with several key insurance carriers, including AIG, BCBS and Aetna. Our ability to establish these relationships has largely been related to our commitment to reducing the risk profile of our current and targeted client base. Additionally, our internal risk management team augments the efforts of these carriers in administering and resolving claims, further strengthening these relationships.

      Proven and Successful Management Team. Over the last two years, our senior management team has applied its prior experience and human resource industry expertise to significantly improve our operations. Since the appointment of Erik Vonk as our chairman and chief executive officer in April 2002, our management team has implemented changes to our business strategy in order to reduce our exposure to insurance-related risks. Under the leadership of our management team, we have shifted the focus of our business from providing discounted insurance to delivering human capital management solutions and revised the profile of our target client base. In addition, we have restructured our organization in order to more effectively deliver our solutions and support our clients. The impact of these efforts is evident in our financial results for 2003, during which revenue increased 13.7% as compared to 2002 and operating margin improved from 1.3% in 2002 to 5.1% in 2003.

Growth Strategy

      We have identified the following key factors to executing our growth strategy:

      Further Penetrate Existing Markets. We believe that increasing the penetration of our existing markets is an effective and cost-efficient means of growth as we are able to capitalize on our reputation and growing brand awareness in the territories in which we operate. We have identified approximately 300 distinct territories in the eight geographic regions in which we have offices. We estimate that each of these territories has approximately 1,000 small and medium-sized businesses that meet our criteria as potential clients. We believe that there is substantial opportunity to further penetrate these territories. In approximately 80 of these 300 territories, we do not yet have a business development manager appointed to the territory. We intend to increase our penetration in our existing markets both by pursuing new clients in territories in which we currently have business development managers, as well as by assigning business development managers to the territories that do not currently have one assigned to them.

      Increase Client Utilization of Our Services. We believe that we will be able to continue to increase our average professional service fees per client employee and improve client retention as our clients more fully utilize our current service offering. We invest substantial time educating our clients on what we believe are the benefits of using our fully integrated solution and provide clients with periodic reports on their utilization of the various tools and services. These efforts are intended to increase the awareness of the benefits of utilizing multiple tools and services offered within our human capital management solution. We also proactively seek client feedback on our service offering and are committed to expanding and improving the functionality of our service offering to better meet our clients’ needs.

      Increase Sales Force Productivity. We are committed to increasing the productivity of our sales force. During 2003, we asked our sales force to re-focus its efforts from providing discounted insurance to creating demand for integrated human capital management solutions. To support this effort, we have invested substantial resources in order to develop an experienced consultative sales force with the requisite skills to increase our market penetration. For example, we implemented a six-week training program for all new business development managers. As a result of our recent investment in recruiting and hiring business development managers, the average tenure of our sales force is currently approximately 1.9 years. Based on our historical experience we believe that the productivity of our sales force generally increases with the tenure of our business development managers. During 2003, business development managers completing their third year of employment were, on average, more than twice as productive as those completing their second year of employment based on the number of client employees obtained during the year. As a result, our sales force represents a significant opportunity to increase our future productivity and profitability.

      Enter New Geographic Markets. We intend to open offices in territories in geographic markets where we currently do not have an office. The criteria that we evaluate in determining where to open new offices include, among others, the concentration of small and medium-sized businesses that meet our criteria as potential clients and the regulatory environment. Select markets in which we currently do not have a presence but which meet our expansion criteria include Baltimore, Boston, Chicago, Philadelphia, St. Louis and Washington D.C. Since the beginning of 2003, we have opened five new offices to expand our presence in select geographic markets, including California and New York. This expansion effort is intended to allow us to develop a replicable approach to geographic expansion which we will use as a guide for entering new geographic markets.

      Increase Awareness of the Impact of Our Services. We believe that making small and medium-sized businesses aware of the impact that our services can have on their performance will enable us to further penetrate that market. We have established the Gevity Institute, and, in conjunction with Cornell University, are pursuing focused human resource related studies to quantify the correlation between human resource practices and the performance of small and medium-sized businesses. We anticipate that these studies will provide our business development managers with the empirical data needed to create additional demand for our services by helping clients to identify the benefits to their business of employing effective human resource practices.

      Pursue Strategic Acquisitions. In order to increase our client base, expand our presence in existing markets, enter new markets and broaden our service offerings, we may pursue strategic acquisitions. In the last six months, we have completed the acquisitions of the human resources outsourcing portfolios of TeamStaff and EPIX, which have collectively added approximately 3,600 new clients and approximately 46,000 client employees. Acquisitions such as these take advantage of our scalable, Oracle-based technology platform and available capacity from existing human resource consultants.

Professional Services Provided by Us

      We provide a broad range of tools and services to our clients. These tools and services are primarily offered on a “bundled” or all-inclusive basis. In addition to the core services that we offer, clients may elect to offer to their employees health, welfare and retirement programs. We provide these tools and services through the following core activities:

Find the Right People. We assist our clients in finding the right people by providing:

•	recruitment best practices;

•	job description development;

•	salary information; and

•	interview guidelines and assistance.

Develop and Manage People. We assist our clients in developing and managing their people by providing:

•	on-line employee information management;

•	performance management solutions; and

•	employee training and skills assessment.

Retain the Best Employees. We assist our clients in retaining the best employees for their businesses by providing:

•	health benefits – medical, dental and vision;

•	retirement plans – 401(k) and IRAs;

•	welfare benefits – voluntary life insurance, accidental death and dismemberment, short-term and long-term disability;

•	flexible spending account; and

•	employee assistance programs.

Manage the Paperwork. We assist our clients in managing employment-related paperwork by providing:

•	payroll processing, employment-related tax filings and administration;

•	401(k) plan administration; and

•	Section 125, Family and Medical Leave Act of 1993 and Consolidated Omnibus Budget Reconciliation Act of 1986 administration.

Protect our Clients’ Businesses. We assist our clients in protecting their businesses from employment-related claims by providing:

•	workers’ compensation insurance;

•	human resource policies, forms and best practices; and

•	employment-related regulatory compliance and guidance.

Gevity Institute

      There is a large body of published information describing the positive impact of human resource practices on key financial outcomes such as productivity, revenue growth and profitability. However, most of the data concentrates on large employers. There is little information available regarding this important topic that focuses on small and medium-sized employers.

      As a result, we have established the Gevity Institute to identify and quantify the direct correlation between human resource practices and the performance of small and medium-sized businesses. The goal of the Gevity Institute is to become a unique and recognized authority on how professional human resource management impacts small to medium-sized business success, both financially and strategically.

      The Gevity Institute is currently working in collaboration with Cornell University on a study that examines the financial impact of human resource practices of small to medium-sized employers.

Clients

      As of March 31, 2004, after giving effect to the EPIX acquisition (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions—EPIX Acquisition”), we served approximately 9,300 clients, as measured by individual client FEIN, with approximately 138,000 active client employees. As of that date we have clients classified in over 500 Standard Industrial Classification (“SIC”) codes.

      The following table shows our client distribution by major SIC code industry grouping for the years indicated, ranked as a percentage of gross billings to clients:

Percentage of Client Billings by Industry	2001	2002	2003

Services(1)	28.2%	34.8%	37.7%
Construction(2)	26.1	17.5	14.6
Manufacturing	12.6	12.9	12.6
Finance/ Insurance/ Real Estate	5.1	7.8	11.6
Retail Trade	9.2	10.3	9.1
Wholesale Trade	4.7	6.8	7.1
Restaurants	6.3	4.5	2.9
Agriculture	4.1	3.0	2.4
Transportation	3.4	2.1	2.0
Other	0.3	0.3	—

Total	100.0%	100.0%	100.0%

(1)	The “Services” category consists principally of clients in the following industries: health services, business services, personal services (e.g., laundry and dry cleaning, beauty and barber shops), hotel and lodging services, computer services, legal services, building maintenance, social services and miscellaneous repair services.

(2)	The “Construction” category consists principally of general contracting and other trade work, such as heating, ventilation, air conditioning, plumbing, electrical and flooring. This category does not include workers engaged in roofing or other high-elevation exposure risk activities.

     As part of our current client selection strategy, we offer our services to businesses within specified industry codes. We evaluate prospective clients individually on the basis of total predicted profitability. Our analysis takes into account workers’ compensation risk and claims history, unemployment claims history, payroll adequacy and credit status. With respect to potential clients operating in certain industries which we believe present a level of risk exceeding industry norms, more rigorous approval requirements must be met before we agree to provide services to the potential client. This process may include an on-site inspection and review of workers’ compensation and unemployment claims experience for the last three years. We consider industries to be high-risk if there is a likelihood of a high frequency of on-the-job accidents involving client employees or a likelihood that such accidents will be severe. In addition, under the terms of our workers’ compensation agreement, prospective clients operating in certain industries or with historically high workers’ compensation insurance claims experience must also be approved by our insurance carrier before we can enter into a contract to provide services.

      We maintain a client review program that includes a detailed profitability and risk analysis of all of our clients. Based on the results of these analyses, we may modify our pricing or, if necessary, terminate certain clients that we believe would otherwise be detrimental or not contribute to our long-term profitability.

      Our client retention rate for 2003 was 80.0% This rate is computed by dividing the number of clients at the end of the period by the sum of the number of clients at the beginning of the period plus the number of clients added during the period. The client retention rate is affected by a number of factors including the natural instability of the small to medium-sized business market and the number of clients that were terminated by us for reasons that include unacceptable risk and low profitability to us.

      In order to utilize our professional services, all clients are required to enter into our professional services agreement, which generally provides for an initial one-year term, subject to termination by us or the client at any time upon 30 days prior written notice. Following the initial term, the contract may be renewed, terminated or continued on a month-to-month basis. We and the client each become a “co-employer” of the client’s employees and we operate as a licensed professional employer organization.

      We retain the ability to immediately terminate the client and co-employment relationship upon non-payment by a client. We manage our credit risk through the periodic nature of payroll, client credit checks, owner guarantees, our client selection process and our right to terminate the professional services agreement and the co-employment relationship with the client employees.

      Under the professional services agreement, employment-related liabilities are contractually allocated between us and the client. For instance, we assume responsibility for, and manage the risks associated with, each client’s employee payroll obligations, including the liability for payment of salaries and wages (including payroll taxes) to each client employee and, at the client’s option, responsibility for providing group health, welfare and retirement benefits to such individuals. These obligations of ours are fixed, whether or not the client makes timely payment of the associated service fee. In this regard, it is important to understand that, unlike payroll processing service providers, we issue to each of the client employees our payroll checks drawn on our bank accounts. We also report and remit all required employment information and taxes to the Internal Revenue Service (“IRS”) and issue a federal Form W-2 to each client employee under the appropriate client FEIN. We assume the responsibility for compliance with those employment-related governmental regulations that can be effectively managed away from the client’s worksite. We provide workers’ compensation insurance coverage to each client employee under our master insurance policy. The client, on the other hand, contractually retains the general day-to-day responsibility to direct, control, hire, terminate and manage each of the client’s employees. The client employee services are performed for the exclusive benefit of the client’s business. The client also remains responsible for compliance with those employment-related governmental regulations that are more closely related to the day-to-day management of client employees.

      In some cases, we share employment-related liabilities with our client. The following table summarizes the general division of responsibilities for employment-related regulatory compliance under the professional services agreement:

Gevity

•	All rules and regulations governing the reporting, collection and payment of federal and state payroll taxes on wages, including: (i) federal income tax withholding provisions of the Internal Revenue Code; (ii) state and/or local income tax withholding provisions; (iii) Federal Income Contributions Act; (iv) Federal Unemployment Tax Act; and (v) applicable state unemployment tax provisions, including managing claims

•	Applicable workers’ compensation laws that cover: (i) procuring workers’ compensation insurance;. (ii) completing and filing all required reports; and (iii) claims processing

•	COBRA (Consolidated Omnibus Budget Reconciliation Act of 1986) continuation coverage for employees covered under health plans sponsored by Gevity

•	Laws governing the garnishment of wages, including Title III of the Consumer Credit Protection Act

•	All rules and regulations governing administration, procurement and payment of all Gevity-sponsored employee benefit plans elected by the client or client employee

•	Fair Labor Standards Act and the Family and Medical Leave Act of 1993*

Client

•	Worksite and employee safety under the Occupational Safety and Health Act (“OSHA”) and related or similar federal, state or local regulations

•	Government contracting requirements as regulated by, including, but not limited to: (i) Executive Order 11246; (ii) Vocational Rehabilitation Act of 1973; (iii) Vietnam Era Veteran’s Readjustment Assistance Act of 1974; (iv) Walsh-Healy Public Contracts Act; (v) Davis-Bacon Act; (vi) the Service Contract Act of 1965; and (vii) any and all related or similar federal, state or local laws, regulations, ordinances and statutes

•	Professional licensing and liability

•	Internal Revenue Code Sections 414(m), (n) and (o) relating to client maintained benefit plans

•	Laws affecting the assignment and ownership of intellectual property rights

•	Worker Adjustment and Retraining Notification Act

•	Laws affecting the maintenance, storage and disposal of hazardous materials

•	Title VII (Civil Rights Act of 1964, as amended), Immigration Reform and Control Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, Older Workers Benefit Protection Act

•	All other federal, state, county or local laws, regulations, ordinances and statutes that regulate employees’ wage and hour matters, prohibit discrimination in the workplace or govern the employer/employee relationship

•	Fair Labor Standards Act and the Family and Medical Leave Act of 1993*

*	We and the client are each responsible for certain provisions under the terms of each Act.

      We charge our clients a professional service fee that is designed to yield a profit and to cover the cost of certain employment-related taxes, workers’ compensation insurance coverage and human resource services provided to the client. The component of the professional service fee related to human resource management varies according to the size of the client, the amount and frequency of the payroll payments and the method of delivery of such payments. The component of the service fee related to workers’ compensation and unemployment insurance is based, in part, on the client’s historical claims experience. In addition, the client may choose to offer certain health, welfare and retirement benefits to its client employees. We invoice each client for the service fee and the costs of selected benefit plans, as well as the wages and other employment-related taxes of each client employee. The gross billings are invoiced at the time that each periodic payroll is delivered to the client.

Service Delivery and Information Technology

      We deliver our services through a combination of dedicated human resource consultants located in the field offices and at our headquarters, and through Gevity CentralSM. In order to provide proactive client relationship management, each of our clients has been assigned a single human resource consultant to serve as the client relationship manager. This allows the client to interface with us through a single point of contact.

      As of March 31, 2004, we had approximately 150 human resource consultants with significant experience in the human resource industry. Additionally, our human resource consultants hold industry recognized certifications from organizations such as the Society of Human Resource Management.

      As of March 31, 2004, we had invested approximately $44.0 million and are continuing to invest capital resources in the development and enhancement of our information and technology infrastructure. This investment is intended to better serve our client base, achieve a high level of client satisfaction and to allow us to improve efficiencies in our operations.

      We process payroll for all of our client employees using Oracle’s HRMS and Payroll processing applications. The Oracle system enables us to effectively manage our existing operations and maintain appropriate controls. The Oracle HRMS and Payroll systems provide us with the capability to promptly and accurately deliver human resource services and generate comprehensive management reports. Our information systems manage all data relating to client employee enrollment, payroll processing, benefits administration, management information and other requirements of the clients’ operations. The current systems have high-volume processing capabilities that allow us to produce and deliver payrolls to our clients, each customized to the needs of such clients.

      Gevity CentralSM, which we continue to develop and deploy, allows our clients to input their payroll data directly into our payroll applications via the Internet. Clients can regularly add or delete employees, view reports and change payroll information. Gevity CentralSM provides real time, 24x7 access to a broad range of human resource tools and services. Gevity CentralSM is fully integrated with our HRMS and Payroll applications, Customer Relationship Manager solution and financial reporting package, as well as our comprehensive line of online tools and services. This full integration results in improved client satisfaction and improved efficiencies and operating margins for us. Oracle’s portal software provides the foundation, enabling a robust, client configurable portal, and our custom-developed software provides additional ease of use and service capabilities.

      At the end of 2003, approximately 77% of the client employee base interacted with us via Gevity CentralSM. Usage of this technology is expected to increase in 2004 as over 95% of new clients enrolled in 2003 registered to use Gevity CentralSM.

      The combination of the Oracle systems for access and functionality and the Gevity CentralSM online capabilities provides a unique solution capable of growing and adapting to the evolving needs of our clients.

      Our information technology staff consisted of approximately 60 associates at March 31, 2004. We believe the development of our information technology is an integral part of achieving our growth objectives and intend to continue to invest in our technology infrastructure.

Sales and Marketing

      We market our services through a direct sales force which, as of March 31, 2004, consisted of approximately 220 business development managers. In order to exercise more control over the client selection process, we use a direct sales force rather than selling through agents. Our sales force is distributed throughout our field offices. We plan to expand our national coverage and add field offices in selected major metropolitan areas over the next few years. Our business development managers are compensated by a combination of salary and commission that has, for top producers, generated annual earnings in excess of $250,000.

      As our focus has shifted to selling human resource tools and services rather than discounted insurance offerings, an associated change has been required in the profile of our sales force. As a result, we have revised the profile of our targeted sales candidates and have also restructured our hiring practices.

      The new sales candidate profile typically includes attributes such as: strong analytical skills, knowledge of technology, experience working with small business owners, good business acumen, proven high performance and strong prospecting sales skills. Generally the candidate will also have prior employment experience in the field of outsourcing, human resource consulting, benefits consulting or human resource information systems.

      As a result of our aggressive hiring efforts with respect to business development managers during 2003, we have relatively inexperienced business development managers in many regions of the country. For example, the average tenure of the sales force in California, the Midwest and the Northeast is less than 12 months. This group makes up more than one-third of our overall sales force.

      In addition, we expanded and improved our training and orientation programs. For many years, we provided a formal one-week training program for new business development manager hires, together with on-the-job training. In 2003, we implemented a comprehensive and expanded training program for all new business development managers and also designed a new continuing training program for all existing business development managers. Both training courses emphasize the advantages available to clients through our expansive technology-based service delivery model and also include substantial focus on our sales process.

      We also restructured the compensation system of our sales force in 2003. Historically, business development managers had no defined sales territory and earned commissions based entirely on their individual production levels. In certain instances, this led to internal competition as business development managers competed against each other for the same potential clients. The new client acquisition model subdivides all markets into individually assigned and identified sales territories and is intended to result in the development of market share by territory. The new compensation structure pays a higher base salary to attract more qualified sales candidates and provides an incentive based on the efforts of all business development managers in a particular geographic region, thus facilitating a collaborative environment between business development managers.

      We generate sales leads from various external sources as well as from direct sales efforts and inquiries. Each business development manager visits his or her clients periodically in order to maintain an ongoing relationship and to seek new business referrals. We also obtain sales leads from independent referral relationship partners and an information database of small businesses. We use a referral incentive program with our relationship partners to encourage increased referral activity. Further, we generate sales leads through contacts produced by our telesales group, which makes calls to prospective clients identified from industry data, purchased lists and other sources.

Competition

      The human resource outsourcing industry is highly fragmented. We seek to compete through our ability to provide a full-service human resource solution to our clients through our advanced information technology solutions. We believe our primary competitors to be single point solution providers who offer segments of the entire service offering that we provide to our clients in an all-inclusive offering. These competitors include certain information technology outsourcing firms and broad-based outsourcing and consultancy firms that are now providing or may seek to provide human resource outsourcing services, companies that provide a discrete group of transactional services, such as payroll or benefits administration and aspire to provide additional services, and other consulting companies that perform individual projects, such as development of human resource strategy and human resource information systems. Historically, most of these vendors have focused upon discrete processes, but many of them are now promoting integrated process management offerings that may be viewed as competitive with our offerings. We expect competition to increase and competitors to develop broad service offerings that match our offerings.

      We believe that we are one of the largest co-employers of client employees in the United States in terms of active client employees and revenues. Many of the businesses that operate under the co-employment business model, especially the larger ones such as Administaff, Inc. and companies that primarily provide payroll processing services and also have co-employment businesses, including ADP and Paychex, Inc., are capitalizing on the co-employment model and transforming their businesses into full-service human resource outsourcing companies while still offering workers’ compensation and group health benefit insurance programs.

Vendor Relationships

      We provide our services to our client employees under arrangements with a number of partners. The maintenance of insurance plans, including workers’ compensation plans and health benefit plans that cover client employees, is a significant part of our business. If we were required to obtain replacement contracts, such replacement could cause a significant disruption to our business and possible dissatisfaction with our service offering because of the possible lack of continuity between current and new health care providers and the associated plan terms and conditions. This could lead to a decrease in client retention and an adverse effect on our future results of operations or financial condition.

Employee Benefit Plans

      Blue Cross and Blue Shield of Florida. BCBS is our primary partner in Florida, delivering medical care benefits to approximately 22,000 Florida client employees. Our policy with BCBS is a minimum premium policy expiring September 30, 2005. Under this policy, we are obligated to reimburse BCBS for the cost of the claims incurred by participants under the plan, plus the cost of plan administration. The administrative costs per covered client employee associated with this policy are specified by year and aggregate loss coverage is provided to us at the level of 115% of projected claims. Our obligation to BCBS, related to incurred but not reported claims, is secured by a letter of credit. As of March 31, 2004, the amount of the letter of credit for BCBS securing such obligations was $6.0 million. The amount of the letter of credit is intended to approximate one month’s claims payments. The policy allows for an adjustment to the letter of credit amount based on premium volume and for increases to the claims payment factor to a maximum of two months of expected claims payments.

      Aetna. Aetna is our primary medical care benefits provider for approximately 23,000 client employees throughout the remainder of the country including client employees acquired in the acquisition of the client service agreements of EPIX and TeamStaff (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions”). Our 2004 policy with Aetna provides for an HMO and PPO offering to plan participants. The Aetna HMO medical benefit plans are subject to a guaranteed cost contract that caps our annual liability. The Aetna PPO medical benefit plan is a retrospective funding arrangement whereby the PPO plan is subject to a 7.5% additional premium if actual claims are greater than projected at the inception of the policy year.

      Other Medical Benefit Plans. We also provide coverage under various regional medical benefit plans to approximately 8,000 client employees in various areas of the country. Included in the list of medical benefit plan providers are Kaiser Foundation Health Plan, Inc. in California, Health Partners (Minnesota) in Minnesota, Harvard Pilgrim Healthcare in Massachusetts, Capital Health Plans in the Tallahassee, Florida region and Health Net Inc. in New Jersey and New York.

      Client employees acquired in the EPIX and TeamStaff acquisitions continue to be provided medical care benefits under the medical benefit plans in which they participated on the date of the respective acquisitions.

      Other Health Benefit Plans. Our dental plans, which include both a PPO and HMO offering, are primarily provided by Aetna for all client employees who elect coverage. In addition, Delta Dental, Aetna Dental and American Dental provide dental coverage for certain client employees acquired in the EPIX acquisition and the TeamStaff acquisition. All dental plans are subject to guaranteed cost contracts that cap our annual liability.

      In addition to dental coverage, we offer various other guaranteed cost insurance programs to client employees such as vision care, life, accidental death and dismemberment, short-term disability and long-term disability. We also offer a flexible spending account for healthcare and dependent care costs.

      401(k) Plans. We offer a 401(k) retirement plan, designed to be a “multiple employer” plan under the Internal Revenue Code Section 413(c). This plan design enables owners of clients and highly-compensated client employees, as well as our highly-compensated internal employees, to participate. These persons were previously excluded from the single employer 401(k) retirement plan offered by us prior to April 1, 1997, in order to avoid issues of discrimination in favor of highly compensated employees. Generally, employee benefit plans are subject to provisions of both the Internal Revenue Code and ERISA.

      In connection with the EPIX and TeamStaff acquisitions, we assumed certain employee benefit plans, including two multiple employer 401(k) plans.

Workers’ Compensation Plans

      We have had a loss sensitive workers’ compensation insurance program since January 1, 2000. The program was insured by CNA through December 31, 2002 and since January 1, 2003 has been insured by AIG. The insured loss sensitive programs provide insurance coverage for claims incurred in each plan year but which will be paid out over future periods. In states where private insurance is not permitted, client employees are covered by state insurance funds.

      The insured loss sensitive programs provide a sharing of risk between us and the respective carriers. As part of these programs, we have individual stop loss coverage at $1.0 million per occurrence under which we are responsible for paying claim amounts related to the first $1.0 million per occurrence. For the 2004 policy year, we reinsure claims between $1.0 million and $2.0 million per occurrence with Munich American Reinsurance Company, and AIG is responsible for paying claims amounts in excess of $2.0 million per occurrence. In addition, we have aggregate stop loss coverage for individual claims that in total exceed the aggregate stop loss amount of 175% of expected losses as determined by AIG for the 2003 policy year and 130% of expected losses as determined by CNA for the policy years from January 1, 2000 through December 31, 2002. For the 2004 policy year, we do not have aggregate stop loss coverage for individual claims. The actual premium payable is determined based on the industries in which our clients operate, estimated wages and the losses incurred under the program.

      The 2003 AIG workers’ compensation insurance program provides for a sharing of risk between us and AIG. AIG assumes risk in at least three areas within the program: (i) individual claim stop loss insurance risk; (ii) aggregate claim stop loss insurance risk; and (iii) premium payment credit risk.

      Through our wholly-owned Bermuda-based insurance company, we assume risk related to claims not subject to the individual claim stop loss insurance amount and claims not subject to the aggregate claim stop loss insurance amount.

      With respect to the individual claim stop loss insurance risk, claim amounts in excess of $1.0 million per occurrence are insured through the AIG program. Through our Bermuda-based insurance company, we remit premiums to AIG to cover AIG’s estimate of claims related to the first $1.0 million per occurrence. Under the 2003 workers’ compensation insurance program, of the $85.0 million of such premiums paid, we are guaranteed by AIG to receive a 2.42% per annum fixed return on $73.5 million and 1.85% on the remaining amount so long as the premiums remain with AIG for at least seven years. If excess premium payments are withdrawn prior to the 7-year period, the interest rate is adjusted downward based upon a sliding scale. Under the 2004 workers’ compensation insurance program, we are guaranteed by AIG to receive a 2.92% per annum fixed return on premiums paid so long as the premiums remain with AIG for at least ten years.

      With respect to the aggregate claim stop loss insurance risk, claim amounts in excess of 175% of the insurance company’s estimate of expected losses for the policy year are insured through the AIG program. The amount of the expected losses is established at the beginning of the policy year based on an expected volume of payroll. If the payroll volume varies during the year, the amount of the aggregate claim stop loss insurance risk changes proportionately. We generally do not pay additional premiums during the policy year unless payroll volume or actual losses exceed certain estimated amounts established at the beginning of the policy year. This results in premium payment credit risk to AIG. Additionally, AIG does not require collateral equal to the limits of the aggregate claim stop loss amount. The absence of this additional collateral requirement results in credit risk to AIG.

      Finally, with respect to the premium payment credit risk, this program is a fully insured policy written by AIG. If we were to fail to make premium payments to AIG as scheduled, then AIG would be responsible for the payment of all losses under the terms of the policy. AIG required us to provide $17.0 million of collateral related to premium payment credit risk. The required collateral is provided in the form of cash and short-term investments placed into a trust account. We have reached an agreement with AIG under which the $17.0 million of collateral related to premium payment credit risk for the 2003 plan year will serve as collateral for the 2004 plan year.

      With respect to the CNA programs, we retained liability for claims paid during the first year of each program. For the 2000 and 2001 programs, we guarantee that the premiums paid during the 2000 and 2001 plan years will earn an annual rate of return equal to seven percent. For the 2002 program the guaranteed rate of return on paid premiums is four and one-quarter percent. We are required to pay additional premiums to CNA if the actual return earned by the paid premiums is less than the guaranteed rate of return applicable to each CNA program. We have made guaranteed payments in prior years and may do so in the future. Additional premium calls may be made by CNA in later years if the premiums paid by us in the first year of each program are not sufficient to fund all claims to be paid under such program, subject to the aggregate stop loss coverage amount and the per occurrence stop loss coverage amount.

      We are required to provide collateral to each of the insurance carriers based on the carrier’s total projected claims covered under each program. The payment of first year claims by us and premium payments to fund claims to be paid by the carriers reduce the total collateral required to be provided by us. The required collateral can be provided in the form of deposits paid to the carriers, cash and short-term investments placed into a trust account, letters of credit, and surety bond collateral provided by independent surety bond providers.

      The following table summarizes the adjusted specific financial provisions related to the workers’ compensation program for the open program years and includes investment guarantee payments paid to CNA which will ultimately be used to fund claims if needed:

	2000	2001	2002	2003
	Program	Program	Program	Program
	Year	Year	Year	Year

	(In thousands)
Retained losses and insurance premiums paid	$78,874	$73,079	$55,600	$85,000
Collateral requirements	$34,000	$23,998	$20,696	$17,000

      The 2003 program year is subject to final audit in 2004, and may be subject to further collateral adjustments at that time.

      Prior to January 1, 2000, our workers’ compensation coverage was provided on a guaranteed cost basis. We have no liability for periods prior to January 1, 2000.

Employees

      As of March 31, 2004, we had 1,070 internal employees of whom 478 were located at our headquarters in Bradenton, Florida. The remaining internal employees were located in our branch offices. The number of internal employees includes the approximately 110 internal employees of EPIX who will remain with us for a transitional period of 90 days from March 26, 2004, the date of the EPIX acquisition. None of our internal employees is covered by a collective bargaining agreement.

Properties/ Lease Arrangements

      Our operations are conducted from our 107,511 square foot corporate headquarters located in Bradenton, Florida. We lease this facility under a lease which expires in November 2005, but which can be renewed, at our option, for two additional five-year periods.

      As of March 31, 2004, we leased space for our 42 offices located in Alabama, Arizona, California, Colorado, Florida, Georgia, Minnesota, New Jersey, New York, North Carolina, Tennessee and Texas. We believe that our branch office leases, which generally have terms of one to five years, can either be renewed on acceptable terms or that other comparable space can be located upon the expiration of any branch office lease without significant additional cost to us. We consider our facilities to be adequate for our current and prospective operations.

Legal Proceedings

      Lawrence E. Egle v. Gevity HR, Inc., et al. On April 30, 1999, one of our shareholders, brought a class action in the Twelfth Judicial Division, Manatee County, Florida against us and certain of our directors alleging that our directors and senior officers breached their fiduciary duty to shareholders by failing to pursue a proposal from Paribas Principal Partners to acquire our company in order to entrench themselves in the management of our company. At a hearing held on September 26, 2003, the Circuit Court of the Twelfth Judicial Circuit in and for Manatee County, Florida, approved settlement of the class action lawsuit. The terms of the settlement include no admission of liability or wrongdoing on the part of us or the individual defendants, and call for payment in the total amount of $1.8 million to the class members who make a claim and do not request exclusion, inclusive of attorneys’ fees and costs. The settlement will be paid out of insurance proceeds with no financial impact on us.

      Donald Lauderback vs. Gevity HR, Inc., d/b/a Gevity HR Healthcare Plan. On August 12, 2003, a former employee filed a lawsuit against our company in the U.S. District Court for the Northern District of Texas. The plaintiff sought monetary damages based on his claim that we wrongfully terminated him after approximately two weeks of employment for raising concerns related to the operation of our health insurance programs. He also sought monetary damages for a purported class of individuals based on the manner in which we operated our health insurance programs. On February 27, 2004, the Court granted our Motion to Dismiss All Claims and on March 1, 2004, entered Final Judgment in which all of the plaintiff’s claims were dismissed with prejudice.

      We are a party to certain other pending claims that have arisen in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the consolidated financial position or results of operations if adversely resolved. However, the defense and settlement of such claims may impact the future availability, retention amounts and cost to us of applicable insurance coverage.

      From time to time, we are made a party to claims based upon the acts or omissions of our clients’ employees and we vigorously defend against such claims.

Regulation of Our Business

      General. Numerous federal and state laws and regulations relating to employment matters, benefit plans and employment taxes affect our operations or specifically address issues associated with co-employment. Many of these federal and state laws were enacted before the development of non-traditional employment relationships, such as professional employer organizations, temporary employment and other employment-related outsourcing arrangements and, therefore, do not specifically address the obligations and responsibilities of a professional employer organization.

      Other federal and state laws and regulations are relatively new, and administrative agencies and federal and state courts have not yet interpreted or applied these regulations to our business or our industry. The development of additional regulations and the interpretation of those regulations can be expected to evolve over time. In addition, from time to time, states have considered, and may in the future consider, imposing certain taxes on gross revenues or service fees charged by us and our competitors.

      Twenty-four states, including eight states where we have offices (Florida, New York, Texas, Colorado, Tennessee, New Jersey, North Carolina and Minnesota), have passed laws that have licensing, registration or other regulatory requirements for professional employer organizations, and several other states are currently considering similar regulation. Such laws vary from state to state, but generally codify the requirements that a professional employer organization must reserve the right to hire, terminate and discipline client employees and secure workers’ compensation insurance coverage. In certain instances, we delegate or assign such rights to the client. The laws also generally provide for monitoring the fiscal responsibility of professional employer organizations and, in many cases, the licensure of the controlling officers of the professional employer organization.

      In addition, some states through legislative or other regulatory action have proposed to modify the manner in which we are allowed to provide services to our clients which could increase the administrative cost associated with providing such services. To the extent modifications are adopted in these states, other states may follow. For example, California is considering modifying the interpretation of the law that governs workers’ compensation insurance coverage to require insurance carriers to issue policies directly to our clients rather than through us under a single master policy. Adoption of this interpretation would increase our administrative expense in providing workers’ compensation coverage to our clients.

      We believe that our operations are currently in compliance in all material respects with applicable federal and state statutes and regulations.

      401(k) Plans. In order to qualify for favorable tax treatment under the Internal Revenue Code, 401(k) plans must be established and maintained by an employer for the exclusive benefit of its employees. Generally, an entity is an “employer” of certain workers for federal employment tax purposes if an employment relationship exists between the entity and the workers under the common law test of employment. In addition, the officers of a corporation are deemed to be employees of that corporation for federal employment tax purposes. The common law test of employment, as applied by the IRS, involves an examination of many factors to ascertain whether an employment relationship exists between a worker and a purported employer. Such a test is generally applied to determine whether an individual is an independent contractor or an employee for federal employment tax purposes and not to determine whether each of two or more companies is a “co-employer.” Substantial weight is typically given to the question of whether the purported employer directs and controls the details of an individual’s work. The courts have provided that the common law employer test applied to determine the existence of an employer-employee relationship for federal employment tax purposes can be different than the common law test applied to determine employer status for other federal tax purposes. In addition, control and supervision have been held to be less important factors when determining employer status for ERISA purposes.

      On May 13, 2002, the IRS released guidance applicable solely to the tax-qualified status of defined contribution retirement plans maintained by professional employer organizations. In that guidance, the IRS declared that it would not assert a violation of the exclusive benefit rule under Section 401(a) of the Internal Revenue Code if a professional employer organization that maintains a single employer 401(k) retirement plan for client employees takes certain remedial action by the last day of the first plan year beginning on or after January 1, 2003.

      We previously maintained a frozen single employer 401(k) retirement plan benefiting certain client employees and took remedial action to qualify for the relief provided under the IRS guidance within the applicable deadline. As part of the remedial action, all of the plan’s assets (approximately $0.9 million as of December 31, 2003) were transferred out of the plan, as directed by participants, and the plan was terminated.

      The status of the active multiple employer 401(k) retirement plans maintained by us are unaffected by the IRS guidance.

      ERISA Requirements. Employee pension and welfare benefit plans are also governed by ERISA. ERISA defines an “employer” as “any person acting directly as an employer, or indirectly in the interest of an employer, in relation to an employee benefit plan.” ERISA defines the term “employee” as “any individual employed by an employer.” The courts have held that the common law test of employment must be applied to determine whether an individual is an employee or an independent contractor under ERISA. However, in applying that test, control and supervision are less important for ERISA purposes when determining whether an employer has assumed responsibility for an individual’s benefits status. A definitive judicial interpretation of “employer” in the context of a professional employer organization or employee leasing arrangement has not been established.

      If we were found not to be an employer for ERISA purposes, our former 401(k) retirement plan would not comply with ERISA. Further, we would be subject to liabilities, including penalties, with respect to our cafeteria benefits plan for failure to withhold and pay taxes applicable to salary deferral contributions by our clients’ employees. In addition, as a result of such a finding, we and our plans would not enjoy, with respect to client employees, the preemption of state laws provided by ERISA and could be subject to varying state laws and regulation, as well as to claims based upon state common laws.

      Federal Employment Taxes. As an employer, we assume responsibility and liability for the payment of federal and state employment taxes with respect to wages and salaries paid to client employees. There are essentially three types of federal employment tax obligations: (i) withholding of income tax governed by Internal Revenue Code Section 3401, et seq.; (ii) obligations under the Federal Income Contributions Act (“FICA”), governed by Internal Revenue Code Section 3101, et seq.; and (iii) obligations under the Federal Unemployment Tax Act (“FUTA”), governed by Internal Revenue Code Section 3101, et seq. Under these Internal Revenue Code sections, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes.

      Among other employment tax issues related to whether professional employer organizations are employers of client employees are issues under the Internal Revenue Code provisions applicable to federal employment taxes. The issue arises as to whether we are responsible for payment of employment taxes on wages and salaries paid to such client employees. Internal Revenue Code Section 3401(d)(1), which applies to federal income tax withholding requirements, contains an exception to the general common law test applied to determine whether an entity is an “employer” for purposes of federal income tax withholding. The courts have extended this common law employer exception to apply for both FICA and FUTA tax purposes. Internal Revenue Code Section 3401(d)(1) states that if the person for whom services are rendered does not have control of the payment of wages, the “employer” for this purpose is the person having control of the payment of wages. The Treasury Regulations issued under Internal Revenue Code Section 3401(d)(1) state that a third party can be deemed to be the employer of workers under this Section for income tax withholding purposes where the person for whom services are rendered does not have legal control of the payment of wages. Although several courts have examined Internal Revenue Code Section 3401(d)(1) with regard to professional employer organizations, its ultimate scope has not been delineated. Moreover, the IRS has, to date, relied extensively on the common law test of employment in determining liability for failure to comply with federal income tax withholding requirements.

      Accordingly, while we believe that we can assume the withholding obligations for client employees, if we fail to meet these obligations, the client may be held jointly and severally liable. While this interpretive issue has not, to our knowledge, discouraged clients from utilizing our services, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future.

MANAGEMENT

      Our board of directors currently has eight members. In accordance with our articles of incorporation, the members of our board are divided into three classes and are elected for a term of office expiring at the third succeeding annual shareholders’ meeting following their election to office or until a successor is duly elected and qualified. Our articles of incorporation also provide that these classes will be as nearly equal in number as possible. The term of office of the Class I directors expires at the annual meeting of shareholders in 2006, the term of office of the Class II directors expires at the annual meeting of shareholders in 2005, and the term of office of the Class III directors expires at the annual meeting of shareholders in 2004. At our 2004 annual meeting of shareholders to be held on May 20, 2004, our shareholders will vote upon a company proposal to eliminate the staggered terms of our board members effective as of the following annual meeting of shareholders.

      The holders of the Series A Preferred Stock, voting separately, are entitled to elect two directors to serve as members of our board. We sometimes refer to these directors as the “Series A Preferred directors.” These directors are not divided into classes and are in addition to the maximum number of directors who may be elected by the holders of our voting stock. James E. Cowie and David S. Katz currently serve as the Series A Preferred directors. Frontenac and the other holders of the Series A Preferred Stock have agreed to convert all of the shares of such preferred stock remaining outstanding following completion of this offering if they sell a specified number of shares of common stock in this offering. See “Principal and Selling Shareholders.” Upon this conversion, the holders of the Series A Preferred Stock will no longer be entitled to elect Series A Preferred directors. In such event, we may ask the current Series A Preferred directors to remain on our board until the 2005 annual meeting of shareholders.

      The following table sets forth information on our directors, director nominee and executive officers as of April 15, 2004.

			Director
Name	Age	Position	Class

Erik Vonk	51	Chairman of the Board and Chief Executive Officer	III
Peter C. Grabowski	41	Senior Vice President and Chief Financial Officer
Lisa J. Harris	44	Senior Vice President, Client Services and Chief Information Officer
Robert Minkhorst	57	Senior Vice President, Marketing and Sales
Gregory M. Nichols	50	Senior Vice President and General Counsel
Sal J. Uglietta	51	Senior Vice President, Benefits and Risk Management
George B. Beitzel	76	Director	I
Darcy E. Bradbury	47	Director	III
James E. Cowie	49	Director	Series A
Jonathan H. Kagan	47	Director	II
David S. Katz	38	Director	Series A
James F. Manning	74	Director	I
Elliot B. Ross	58	Director	II
Jeffrey A. Sonnenfeld	50	Director Nominee

      Set forth below are descriptions and backgrounds of each of our directors and executive officers.

      Erik Vonk has served as our Chairman of the Board and Chief Executive Officer since April 2002. He currently serves as the Chairman of our executive committee. He was retired from February 2001 to April 2002. From 1992 through 2001, Mr. Vonk was President and Chief Executive Officer of Randstad North America, a subsidiary of Randstad Holding NV, a worldwide staffing services provider, where he was responsible for organizing the North American operations. From 1989 to 1992, Mr. Vonk served as a member of the executive board of Bank Cantrade AG. Mr. Vonk currently serves on the board of directors of Danka Business Systems, PLC, where he also serves on the human resources and Danka 21 committees.

      Peter C. Grabowski has served as our Senior Vice President and Chief Financial Officer since June 2003. From May 1999 to June 2003, Mr. Grabowski served as our Vice President of Finance and Taxation and from August 1997 to May 1999, he served as our Vice President of Tax. Prior to 1997, he served as Manager of International Taxation and Planning at Tambrands, Inc. after several years of public accounting experience, most recently with Deloitte & Touche LLP. Mr. Grabowski is a member of the American Institute of Certified Public Accountants, the Financial Executive Institute and the Tax Executive Institute.

      Lisa J. Harris has served as our Senior Vice President, Client Services and Chief Information Officer since January 1999. From March 1996 to December 1998, Ms. Harris served as Vice President — Information Services of Precision Response Corporation. From December 1992 to February 1996, she served as Director and Senior Director of Certified Vacations, Inc.

      Robert Minkhorst has served as our Senior Vice President, Marketing and Sales since December 2002. Mr. Minkhorst was self-employed from December 2000 to December 2002. From February 1994 to December 2000, Mr. Minkhorst served as Chief Executive Officer of Philips Consumer Electronics North America. From February 1991 to February 1994, he served as Chief Executive Officer of Philips Lighting for North and South America. During his 30-year tenure with Philips, he held executive positions in the United States, Europe and Asia.

      Gregory M. Nichols has served as our Senior Vice President and General Counsel since January 2001. From January 1999 to December 2000, Mr. Nichols served as Vice President of Human Resources and General Counsel with Starboard Cruise Services, Inc., an operator of retail shops aboard cruise ships and in domestic airports. From October 1994 to December 1998, he was the Corporate Counsel for G. Neil Companies, a national direct marketer of human resources products to small businesses.

      Sal J. Uglietta has served as our Senior Vice President, Benefits and Risk Management since October 2003. Mr. Uglietta has extensive domestic and international management experience in healthcare. He was self-employed as a healthcare management consultant from November 2002 to October 2003, and served as a consultant for Calisto Ltd. from May 2002 to November 2002 in the healthcare management field. From March 1995 to February 2002, Mr. Uglietta held several senior management positions at Aetna, Inc., including Head of Corporate Marketing and Northeast Region Head. From 1977 to 1995, he held a number of key domestic and international marketing and general management roles at Johnson & Johnson.

      George B. Beitzel has served as a director of Gevity since November 1993. Mr. Beitzel currently serves as Chairman of our audit committee and is a member of the compensation, executive and nominating/corporate governance committees. He currently serves on the board of directors of Actuate Corporation, Deutsche Bank Trust Company Americas, Bitstream, Inc. and Computer Task Group, Incorporated. Mr. Beitzel has been retired since 1998.

      Darcy E. Bradbury has served as a director of Gevity since October 2001. Ms. Bradbury currently serves as Chairman of our investment committee and is a member of the audit and compensation committees. She is currently a managing director at Mezzacapa Management, LLC, a hedge fund of funds. From 1997 to 2000, Ms. Bradbury was a Managing Director at Deutsche Bank and head of strategy and business development for its global institutional services division.

      James E. Cowie has served as a director of Gevity since June 2003. Mr. Cowie currently serves as a member of our investment committee. He is currently a Managing Director of Frontenac Company, LLC, a private equity investment firm, where he has been a partner since 1989. He represents Frontenac on the board of directors of Deltak edu, Inc. and WNC First Insurance Services. Mr. Cowie has served on the boards of directors of numerous public and private companies, including 3Com Corporation, Premier Systems Integrators, LLC and Platinum Technology International, Inc. He is also a Trustee of the Illinois Institute of Technology. Mr. Cowie joined Frontenac in 1988 from Merrill Lynch Capital Markets.

      Jonathan H. Kagan has served as a director of Gevity since May 1999. Mr. Kagan currently serves as Chairman of our nominating/corporate governance committee and is a member of the audit and investment committees. Since January 2001, he has been a managing director at Lazard Freres & Co. LLC. From 1995 to 2000, Mr. Kagan served as managing director of Centre Partners Management LLC, managing investments on behalf of Centre Capital Investors II, L.P. and affiliated entities. From 1990 to 2000, Mr. Kagan was a managing director of Corporate Advisers, L.P. From 1987 to 1999, he was a managing director of Lazard Freres & Co. LLC. Mr. Kagan also serves as a director of Amstar Investment Trust.

      David S. Katz has served as a director of Gevity since June 2003. Mr. Katz currently serves as a member of our executive committee. He is currently a Managing Director of Frontenac Company, L.L.C., a private equity investment firm, where he has been a partner since 2000. He represents Frontenac on the board of directors of Pro Mach, Inc. and Encore Legal Solutions, Inc. Mr. Katz has served on the board of directors of Natural Nutrition Group, Inc. and numerous other privately-held companies. Mr. Katz joined Frontenac in 1994 after working at The Clipper Group, a New York-based private equity investment firm and at The Boston Consulting Group, a strategic and management consulting firm.

      James F. Manning has served as a director of Gevity since October 2001. Mr. Manning currently serves as a member of our executive committee. From October 2001 to April 2002, he served as Chairman of our Board and Chief Executive Officer. Mr. Manning continued to provide services to the company through June 2002, when he resigned as an employee of the company. He was retired from May 1998 through October 2001. From July 1995 to December 1996, Mr. Manning served as our President, and from January 1997 to December 1997 he served as Vice Chairman of our board.

      Elliot B. Ross has served as a director of Gevity since March 1994. Mr. Ross currently serves as Chairman of our compensation committee and as a member of the audit and nominating/corporate governance committees. He is currently the Chief Executive Officer of the MFL Group, an executive consulting and coaching firm. From January 1989 to January 2000, Mr. Ross served as President of Ross Consulting, Inc., a management consulting firm established in 1989. From August 1998 to December 1999, he served as president of State Industrial Products, a supplier of commercial and industrial housecleaning and maintenance chemicals and supplies.

      Jeffrey A. Sonnenfeld has been nominated for election as a director of Gevity. Mr. Sonnenfeld is currently the Associate Dean for executive programs at Yale University’s School of Management as well as the Founder, President and Chief Executive Officer of The Chief Executive Leadership Institute of Yale University. From 1989 to 1997, Mr. Sonnenfeld was a professor at the Goizueta Business School of Emory University. Mr. Sonnenfeld currently serves on the board of directors of The Street.com, Inc.

Independence of Board Members

      Each of our directors other than Messrs. Vonk and Manning qualify as “independent” in accordance with the published listing requirements of Nasdaq Stock Market, Inc. (“Nasdaq”). The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by Nasdaq rules, the board and the nominating/corporate governance committee have each made a subjective determination as to each independent director that no relationships exist which, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the company with regard to each director’s business and personal activities as they may relate to us and our management.

Committees of Our Board

      Our board currently has, and appoints the members of, audit, compensation, nominating/corporate governance, executive, and investment committees. Each member of the audit, compensation and nominating/corporate governance committees is an independent director in accordance with Nasdaq standards. In addition, as required by Nasdaq rules, each member of the audit committee qualifies as “independent” under special standards established by the SEC for members of audit committees. Each of our board committees has a written charter approved by our board. The current members of the committees are identified in the following table.

Nominating/
Corporate
Director	Audit	Compensation	Governance	Executive	Investment

George B. Beitzel	Chair	X	X	X
Darcy E. Bradbury	X	X			Chair
James E. Cowie					X
Jonathan H. Kagan	X		Chair		X
David S. Katz				X
James F. Manning				X
Elliot B. Ross	X	Chair	X
Erik Vonk				Chair

      Audit Committee. The audit committee assists our board in its general oversight of Gevity’s financial reporting, internal controls and audit functions, and is solely and directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors. The audit committee assists our board in fulfilling its responsibilities with respect to the general oversight of our financial accounting and reporting, systems of internal control, and all audit processes and results. Our management has primary responsibility for preparing our financial statements as well as our financial reporting process.

      Compensation Committee. The compensation committee determines the compensation of our chief executive officer and all of our other executive officers and establishes parameters for the compensation of our other officers holding the title of vice president or above. The committee also reviews and reassesses annually the compensation paid to members of our board for their service on our board and on committees of our board and recommends any changes to such compensation to the board. In addition, the committee authorizes all stock option and other equity based awards to employees under our stock option and equity incentive plans.

      Nominating/Corporate Governance Committee. The nominating/corporate governance committee reviews and reports to our board on a periodic basis with regard to matters of corporate governance. This committee also makes recommendations to our board regarding the size and composition of our board. The nominating/corporate governance committee is responsible for reviewing with our board from time to time the appropriate skills and characteristics required of board members in the context of the current size and make-up of our board. This assessment includes issues of diversity and numerous other factors such as professional or business experience and qualifications. These factors, and any other qualifications considered useful by the committee, are reviewed in the context of an assessment of the perceived needs of our board at a particular point in time. As a result, the priorities and emphasis of the nominating/corporate governance committee and of our board may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective board members. Therefore, while focused on the achievement and the ability of potential candidates to make a positive contribution with respect to such factors, the nominating/corporate governance committee has not established any specific minimum criteria or qualifications that a nominee must possess. The nominating/corporate governance committee establishes procedures for the nomination process, recommends candidates for election to our board and also nominates executive officers for appointment by our board.

      Executive Committee. The executive committee exercises all power and authority of our board in the management of our business and affairs when action is required to be taken between regular meetings of our board where time is of the essence and it is not practicable to convene a special meeting of our board. The executive committee may exercise these powers to the fullest extent permitted under our articles of incorporation, bylaws and Florida law.

      Investment Committee. The investment committee is responsible for overseeing our investment policies and guidelines. The duties of the investment committee include establishing policies for the investment of our excess cash and revising such policies and guidelines whenever, in the judgment of the committee, it is appropriate to do so. The investment committee also monitors our established investment policies and receives periodic reports from our officers who are responsible for implementing the committee’s policies and guidelines.

      Consideration of new board nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. In general, candidates for nomination to our board are suggested by board members or by employees. The nominating/corporate governance committee will consider candidates proposed by shareholders provided such nominations comply with the provisions of our bylaws. The committee evaluates candidates proposed by shareholders using the same criteria as for other candidates.

Board Compensation

      It is the general policy of the board that compensation for independent directors should be a mix of cash and equity-based compensation. Employee directors are not paid for board service in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from Gevity in addition to their board compensation. To the extent practicable, independent directors who are affiliated with our service providers undertake to ensure that their compensation from such providers does not include amounts connected to payments by Gevity.

      Each non-employee director receives an annual fee of $20,000 plus reasonable travel expenses for attending board and committee meetings. Each non-employee director also receives $1,250 for attending each meeting of the board or a committee thereof. In addition, committee chairs receive $3,000 per year for serving in such capacity, except that the chair of the audit committee receives $5,000 per year. In addition, each board member has received periodic awards of stock options, exercisable at various prices and with various vesting periods.

Executive Compensation

      The following table sets forth all compensation paid or accrued for services rendered to Gevity and our subsidiaries for the last three fiscal years by the chief executive officer and the five other highest-paid executive officers for 2003 who were serving as executive officers at the end of 2003:

	Annual Compensation					Long-Term Compensation

				Other		Number of Shares
Name and				Annual		Underlying	LTIP	All Other
Principal Position	Year	Salary	Bonus	Compensation(1)		Options Granted	Payouts	Compensation

Erik Vonk	2003	$500,000	$1,000,000	$119,642	(3)	90,909	—	—
Chief Executive	2002	$355,769	—	$98,735	(3)	1,000,000	—	—
Officer(2)

Robert Minkhorst	2003	$300,000	$200,000	$13,350	(5)	28,500	—	—
Senior Vice President,	2002	$8,077	—	$49,500	(6)	250,000	—	—
Sales and Marketing(4)

Sal J. Uglietta	2003	$63,460	$50,000	$109,350	(5)	210,000	—	—
Senior Vice President,
Benefits and Risk
Management (7)

Lisa J. Harris	2003	$249,231	$200,000	—		28,500	—	—
Senior Vice President,	2002	$230,000	—	—		50,000	—	—
Client Servicer and	2001	$230,000	$11,500	—		90,000	—	—
Chief Information Officer

Peter C. Grabowski	2003	$182,641	$100,000	—		38,000	—	—
Senior Vice President	2002	$145,000	—	—		15,000	—	—
and Chief Financial	2001	$145,000	$15,225	—		36,000	—	—
Officer(8)

Gregory M. Nichols	2003	$199,423	$40,000	—		9,000	—	—
Senior Vice President	2002	$185,000	—	$3,532	(5)	15,000	—	—
and General Counsel	2001	$179,308	$2,775	$81,043	(5)	105,000	—	—

(1)	Does not include perquisites and other personal benefits, securities or property that do not aggregate in excess of the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.

(2)	Became Chief Executive Officer on April 8, 2002.

(3)	Relocation expenses and annual allowance.

(4)	Became a Senior Vice President on December 12, 2002.

(5)	Relocation expenses.

(6)	Received $49,500 for consulting services provided from October 2002 to December 11, 2002.

(7)	Became a Senior Vice President on October 6, 2003.

(8)	Became Senior Vice President and Chief Financial Officer on June 1, 2003. During 2001, 2002 and before becoming Chief Financial Officer in 2003, served as Vice President of Finance and Taxation.

Option Grants in 2003

      The following table shows options to purchase shares of our common stock granted in 2003 to the executive officers named in the summary compensation table.

	Number of	% of Total
	Shares	Options
	Underlying	Granted to	Exercise
	Options	Employees	Price per	Expiration	Grant Date
Name	Granted	in 2003	Share	Date	Present Value(1)

Erik Vonk	90,909	7.8%	$21.85	12/15/2013	$1,293,635
Robert Minkhorst	28,500	2.4%	$21.85	12/15/2013	$405,555
Sal J. Uglietta	200,000	17.2%	$16.50	10/6/2013	$2,192,000
	10,000	0.9%	$21.85	12/15/2013	$142,300
Lisa J. Harris	28,500	2.4%	$21.85	12/15/2013	$405,555
Peter C. Grabowski	20,000	1.7%	$9.78	5/1/2013	$122,800
	18,000	1.5%	$21.85	12/15/2013	$256,140
Gregory M. Nichols	9,000	0.8%	$21.85	12/15/2013	$128,070

(1)	The value of the option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 1.1%; expected volatility of 77.18%; risk-free interest rate of 4.61%; and expected life of seven years.

Aggregate Options Exercised in 2003 and Option Values at December 31, 2003

      The following table shows the aggregate number of options exercised in 2003 by the executive officers named in the summary compensation table and the value of the options held by such executive officers at December 31, 2003.

			Number of		Value of
			Securities Underlying		Unexercised
			Unexercised Options		In-the-Money Options
			at December 31, 2003 (#)		at December 31, 2003 ($)
	Shares Acquired	Value
Name	on Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Erik Vonk	—	—	250,000	840,909	$4,607,000	$13,856,455
Robert Minkhorst	—	—	62,500	216,000	$1,146,250	$3,449,865
Sal J. Uglietta	—	—	—	210,000	—	$1,151,900
Lisa J. Harris	—	—	257,500	111,000	$4,267,915	$1,623,540
Peter C. Grabowski	57,800	$426,935	31,750	67,250	$493,377	$831,928
Gregory M. Nichols	15,000	$327,600	60,000	54,000	$1,129,969	$871,766

Equity Compensation Plans

1997 Stock Incentive Plan

      In 1997, our shareholders approved the 1997 stock incentive plan. The 1997 plan provides for various equity incentives, including options, to be granted to key employees, officers, and directors of our company. Initially, 2,500,000 shares of common stock were authorized for issuance under the 1997 plan. In May 2000, our shareholders approved an amendment to the plan that increased the number of shares reserved for issuance under the plan to 4,500,000 shares. Options granted to date under the 1997 plan generally have a vesting period of four years for officers and key employees and generally are immediately vested for non-employee directors. Options generally may not be exercised more than 10 years from the grant date.

2002 Stock Incentive Plan

      In May 2002, our shareholders approved the 2002 stock incentive plan. The 2002 plan provides for various equity incentives including options, to be granted to key employees, officers, and directors of our company. Under the 2002 plan, 2,000,000 shares of our common stock were authorized for issuance. Options granted to date under the 2002 plan generally have a vesting period of four years and may not be exercised more than 10 years from the grant date.

      Grants of options under both stock incentive plans are approved by the compensation committee of our board. Under both stock option plans, the exercise price of each option equals the market price of our common stock on the date of grant, and, accordingly under APB No. 25, no compensation expense is recognized.

      As of April 15, 2004, options to purchase 4,318,484 shares of our common stock have been granted under both stock incentive plans at a weighted average exercise price of $8.42 per share. Of these 4,318,484 option shares, 1,411,459 were exercisable as of April 15, 2004. There are 503,343 additional shares reserved for issuance under both plans.

Employee Stock Purchase Plan

      We also have a shareholder-approved employee stock purchase plan. Internal employees of our company, who regularly work more than twenty hours per week and have been employed by us for at least ninety days prior to the offering period, are eligible to participate in the plan. Participants, through payroll deduction, may purchase a maximum of 500 shares during the specified offering period at a cost of 85% of the lower of the stock price as of the beginning and ending of the offering period. During 2003, 45,500 shares of common stock (from treasury) were sold to employees participating in the employee stock purchase plan for proceeds of approximately $156,000. Employees purchased 45,225 shares under this plan during 2002 for proceeds of approximately $124,000. During 2002, we purchased in the open market 34,000 shares of stock at a cost of $136,000 to be sold under the employee stock purchase plan.

Compensation of Chief Executive Officer

      Erik Vonk became Chief Executive Officer on April 8, 2002. The compensation committee established Mr. Vonk’s base salary and annual allowance applicable to calendar year 2003, and, with respect to a cash bonus, selected Mr. Vonk to be a participant in the executive compensation plan for calendar year 2003. For 2003, Mr. Vonk was paid a base salary of $500,000, and received $800,000 as an annual bonus under the executive compensation plan. As further described below, also for 2003, the compensation committee separately awarded Mr. Vonk a one-time payment of supplemental compensation in the amount of $200,000.

      The annual cash bonus for 2003 was established under the terms and conditions set forth in the executive compensation plan in accordance with certain objective performance measures relating to earnings per share. As a result of satisfying these performance measures, Mr. Vonk received a cash bonus of $800,000.

      The supplemental payment approved by the compensation committee represented a one-time payment of additional compensation to Mr. Vonk in the amount of $200,000 in recognition of the exceptional contributions made by Mr. Vonk in successfully concluding two significant events during 2003: the substantial increase in Gevity’s total market capitalization and the TeamStaff acquisition.

Executive Agreements

      Vonk Employment Agreement. On March 21, 2002 we entered into an employment agreement with Mr. Vonk under which Mr. Vonk was employed to serve as the Chairman of our board and our Chief Executive Officer which became effective April 8, 2002. Under his employment agreement, Mr. Vonk is eligible to receive an annual salary of $500,000; an annual allowance of $50,000 to cover the cost of supplemental life insurance, disability insurance and automobile expense; an option to purchase a total of

1,000,000 shares of our common stock vesting over a four-year period at an exercise price per share for 100,000 shares of $3.02 and for 900,000 shares of $3.90. Under his employment agreement, Mr. Vonk was not eligible for a bonus in 2002, but he was eligible for an annual bonus under the executive compensation plan in 2003. Mr. Vonk’s employment agreement further provided Mr. Vonk the opportunity to purchase up to $500,000 worth of our common stock from us at the then-current market price, which Mr. Vonk did on March 21, 2002. Mr. Vonk is also eligible to participate in our employee benefit plans, receive four weeks vacation, and be reimbursed for reasonable relocation expenses not to exceed $200,000. Under his employment agreement, Mr. Vonk is required to keep all confidential information of Gevity confidential, and for the period of his employment, plus an additional two-year period following termination of his employment, Mr. Vonk is not allowed to compete with Gevity.

      We are allowed to terminate Mr. Vonk’s employment agreement at any time, provided that, if his employment is terminated due to his death, disability, or by us other than for cause (as defined in the agreement) he is entitled to one year’s base salary and continuation of employee benefits for a period of one year.

      Other Executive Agreements. We have entered into agreements (the “executive agreements”) with Ms. Harris and Messrs. Vonk, Grabowski, Minkhorst, Nichols and Uglietta that provide for certain payments to be made to such executives in the event of a change of control of our company. For purposes of the executive agreements, a “change in control” means:

•	the acquisition by certain third parties of 25% or more of the voting power of our company’s outstanding voting securities;

•	a majority change in the composition of our board of directors not approved by two-thirds of the incumbent directors (as defined in the executive agreements);

•	the consummation of certain mergers or consolidations of our company where the voting securities outstanding immediately prior to such transactions represent 50% or less of the total voting power of the corporation resulting from such mergers or consolidations (or, if applicable, such corporation’s ultimate parent); or

•	the approval by shareholders of a plan of liquidation or dissolution of our company or the sale of all or substantially all of our company’s assets.

      Under the executive agreements, each is entitled to compensation if he or she is employed by us at the time of a change in control and his or her employment is terminated within two years after that change in control by us for a reason other than for cause (as defined in the executive agreement) or by the executive for good reason (as defined in the executive agreement). In such event:

•	Messrs. Grabowski, Minkhorst, Nichols and Uglietta would receive a lump-sum payment equal to the greater of (x) the executive’s average annual incentive bonus earned in the three fiscal years prior to the termination and (y) the executive’s target annual incentive bonus for the year in which the termination occurs, whichever is greater, multiplied by the fraction of the fiscal year remaining after the termination, but reduced by any annual incentive bonus amounts paid to the executive during the fiscal year in which the termination takes place; Ms. Harris would receive two times such amount; and Mr. Vonk would receive three times such amount; plus

•	Messrs. Grabowski, Minkhorst, Nichols and Uglietta would receive a lump-sum payment equal to one times the amount of his highest annual rate of base salary during the one-year period prior to the termination; Ms. Harris would receive a lump-sum payment equal to two times the amount of her highest annual rate of base salary during the one-year period prior to the termination; and Mr. Vonk would receive a lump-sum payment equal to three times the amount of his highest annual rate of base salary during the one-year period prior to the termination.

      The executive agreements also provide for the continuation of the executive’s life, disability and accident insurance and medical and dental plan coverage for the number of years after termination of the executive’s employment equal to the multiple of base salary payable to the executive upon a change in control (or if the executive cannot continue as a participant in such plans, for the provision of such benefits on the same after tax basis as if such participation has been permitted). In addition, if Mr. Vonk or Ms. Harris is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, we are required to pay him or her, as applicable, an additional amount so as to put him or her in the same after-tax position he or she would have been in had the excise tax never applied.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On June 6, 2003, we sold our Series A Preferred Stock to Frontenac and other purchasers. The holders of our Series A Preferred Stock, voting separately, are entitled to elect two directors to serve as members of our board. Frontenac owns a majority of the outstanding shares of Series A Preferred Stock and has elected Messrs. Cowie and Katz to serve as the two Series A Preferred directors. Messrs. Cowie and Katz are Managing Directors of Frontenac. This right will terminate on the earlier of the date on which Frontenac is no longer the majority holder of our outstanding Series A Preferred Stock and the date on which there are no longer shares of Series A Preferred Stock outstanding. Each of (i) Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership, (ii) BVCF IV, L.P. and (iii) C&B Capital, L.P. has agreed to convert all shares of Series A Preferred Stock that it will hold following consummation of this offering if it sells shares of our common stock representing at least approximately 59% of its current holdings of Series A Preferred Stock in this offering (which corresponds to the number of shares that such shareholders are selling pursuant to this prospectus, without taking into account shares sold pursuant to the over-allotment option). SunTrust Equity Funding, LLC has agreed to convert all shares of Series A Preferred Stock that it will hold following consummation of this offering if it sells an aggregate of at least 125,403 shares of our common stock in this offering. The obligations of BVCF IV, L.P., C&B Capital, L.P. and SunTrust Equity Funding, LLC to convert the shares of Series A Preferred Stock that they will hold following this offering are contingent upon the conversion by Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership of the shares of Series A Preferred Stock held by them. See “Capitalization” and “Principal and Selling Shareholders.” Upon this conversion, the Series A Preferred Stock will no longer exist and therefore the holders of the Series A Preferred Stock will no longer be entitled to designate or elect two directors to serve as members of our board.

      On June 6, 2003, we used proceeds from our sale of Series A Preferred Stock totaling $16.3 million to simultaneously purchase from Charles S. Craig, then a member of our board of directors, 2,997,734 shares of our common stock, at a net price of $5.38 per share, and to purchase from him options to purchase 60,000 shares of our common stock for an aggregate price of $0.1 million (the aggregate difference between the exercise prices per share of the purchased options and $5.38). Immediately following the completion of our purchase, Mr. Craig resigned as a member of our board, effective as of June 6, 2003.

      Mr. Vonk currently serves as our Chairman of the Board and Chief Executive Officer. On March 21, 2002, as an inducement for Mr. Vonk to serve as our Chief Executive Officer, we entered into a securities purchase agreement with Mr. Vonk, which gave Mr. Vonk the right to purchase up to $500,000 of our common stock at a price per share of $3.02, the closing price per share on March 21, 2002, the date on which Mr. Vonk entered into his employment agreement. On March 21, 2002, Mr. Vonk exercised his rights under the securities purchase agreement by purchasing 165,562 shares of our common stock. Under the terms of the securities purchase agreement, Mr. Vonk has certain registration rights with respect to these shares.

PRINCIPAL AND SELLING SHAREHOLDERS

      All of the holders of Series A Preferred Stock are participating in this offering as selling shareholders and will convert shares of Series A Preferred Stock into our common stock immediately prior to the closing of this offering in order to sell the number of shares of our common stock being sold by each of them as reflected in the beneficial ownership table below. Each of such holders has also agreed to convert the balance of their holdings of Series A Preferred Stock if they sell at least the following number of shares of our common stock in this offering:

Holder of Series A Preferred Stock	Minimum Number of Shares
to be Sold to Trigger
Conversion of Balance

Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership	2,194,774
SunTrust Equity Funding, LLC	125,403
BVCF IV, L.P.	433,536
C&B Capital, L.P.	81,287

      The obligations of BVCF IV, L.P., C&B Capital, L.P. and SunTrust Equity Funding, LLC to convert the balance of their shares of Series A Preferred Stock are contingent upon the conversion by Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership of the balance of their shares of Series A Preferred Stock.

      We are registering the sale by the holders of Series A Preferred Stock of the number of shares of common stock offered in this offering by such holders as set forth in the beneficial ownership table below as well as the number of shares of common stock offered in this offering in connection with the exercise of the underwriters’ over-allotment option. We are not registering the sale by such holders of the balance of shares of common stock they will hold after this offering upon the conversion of their shares of Series A Preferred Stock. These shares may be sold in the future in compliance with applicable securities laws. See “Shares Eligible for Future Sale.”

      The beneficial ownership table below sets forth the beneficial ownership of our common stock as of April 15, 2004, and as adjusted to reflect the sale of shares in this offering by:

•	each person known by us to beneficially own more than 5% of the outstanding shares of common stock;

•	each of the executive officers identified in the summary compensation table;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each selling shareholder.

      Footnote 1 to the beneficial ownership table set forth below provides a brief explanation of what is meant by the term “beneficial ownership.” Without giving effect to any conversion by the holders of the Series A Preferred Stock of such shares of preferred stock into our common stock, at the close of business on April 15, 2004, we had 19,435,608 shares of common stock issued and outstanding. For the purposes of calculating the percentage of shares beneficially owned by any shareholder, the number of shares of common stock deemed outstanding “Prior to Offering” and “After the Offering” reflects or assumes the conversion of all of the shares of our Series A Preferred Stock into an aggregate of 5,514,705 shares of our common stock (determined by multiplying each share of Series A Preferred Stock by $1,000 and dividing the result by the conversion price of $5.44 per share). The number of shares of common stock outstanding “After the Offering” includes an additional 1,750,000 shares of common stock offered by us in this offering.

      This beneficial ownership table assumes that the over-allotment option granted to the underwriters is not exercised.

Beneficial Ownership Table

	Shares Beneficially Owned(1)			Number of		Shares Beneficially Owned(1)
	Prior to Offering			Shares		After the Offering
Name and Address of				Offered in
Beneficial Owner	Number		Percent	This Offering		Number		Percent

Selling Shareholders:
Frontenac VIII Limited Partnership(2)	3,860,293	(3)	15.5%	2,101,022		1,527,652	(23)	5.7%
SunTrust Equity Funding, LLC	919,118	(4)	3.7%	125,403	(22)	793,715		3.0%
BVCF IV, L.P.	735,294	(5)	2.9%	433,536		301,758		1.1%
Frontenac Masters VIII Limited Partnership(2)	3,860,293	(3)	15.5%	93,752		1,527,652	(23)	5.7%
C&B Capital, L.P.	137,867	(6)	*	81,287		56,580		*
Mary L. Beitzel	81,779	(7)	*	35,000		46,779		*
Manning Charitable Remainder Trust	121,278	(8)	*	40,000		81,278		*
Directors and Executive Officers:
Erik Vonk	666,062	(9)	2.6%	—		666,062		2.4%
Lisa J. Harris	264,740	(10)	1.1%	50,000		214,740		*
James F. Manning	240,700	(8)	*	20,000		220,700		*
George B. Beitzel	187,682	(7)	*	—		152,682		*
Elliot B. Ross	140,851	(11)	*	25,000		115,851		*
Jonathan H. Kagan	137,062	(12)	*	25,000		112,062		*
Robert Minkhorst	74,500	(13)	*	—		74,500		*
Peter C. Grabowski	54,550	(14)	*	10,000		44,550		*
Gregory M. Nichols	51,500	(15)	*	10,000		41,500		*
Darcy E. Bradbury	50,000	(16)	*	—		50,000		*
James E. Cowie	10,000	(17)	*	—		10,000		*
David S. Katz	10,000	(18)	*	—		10,000		*
Sal J. Uglietta	3,000	(19)	*	—		3,000		*
Jeffrey A. Sonnenfeld	—	(20)	*	—		—		*
Directors and Executive Officers as a group (14 persons):	1,890,647	(21)	7.2%	140,000		1,715,647		6.1%

*	Less than 1% of the outstanding common stock.

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date that such person or group has the right to acquire within 60 days after such date. Unless otherwise stated, the beneficial owner has sole voting and investment power over the shares indicated. References in the footnotes below to currently exercisable employee stock options include options exercisable within 60 days of April 15, 2004.

(2)	Frontenac Company VIII, L.L.C., as the general partner of Frontenac Partners VIII, L.P., which in turn is the general partner of Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership, has voting and dispositive authority over shares held by Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership. Decisions of Frontenac Company VIII, L.L.C. are made by a super-majority vote of its members (with no single member having the ability to block any decision) and, as a result, no single member of Frontenac Company VIII, L.L.C. has voting or dispositive authority over the shares. Messrs. Paul D. Carbery, James E. Cowie, James E. Crawford III, Rodney L. Goldstein, David S. Katz, Martin J. Koldyke, Walter

Florence and Jeremy H. Silverman and Ms. Laura P. Pearl are the members of Frontenac Company VIII, L.L.C. and each disclaims beneficial ownership of the shares held by Frontenac except to the extent of his or her pecuniary interest. Frontenac Company VIII, L.L.C.’s address is 135 South LaSalle Street, Suite 3800, Chicago, Illinois 60603.

(3)	Amounts presented in the table for Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership (for purposes of this table, collectively referred to as the “Frontenac Entities”) before the offering include (i) 3,563,419 shares of common stock based on the assumed conversion of Frontenac VIII Limited Partnership’s 19,385 shares of Series A Preferred Stock and (ii) 159,007 shares of common stock based on the assumed conversion of Frontenac Masters VIII Limited Partnership’s 865 shares of Series A Preferred Stock (collectively, the “Frontenac Shares”). Amounts presented in the table for the Frontenac Entities also includes the 137,867 shares of common stock beneficially owned by C&B Capital, L.P. described in the next paragraph. The Frontenac Shares are also beneficially owned by Frontenac VIII Partners, L.P. and Frontenac Company VIII, L.L.C. due to their shared voting and dispositive power over such shares with the Frontenac Entities.

Amounts presented in the table for the Frontenac Entities include the 137,867 shares of common stock owned by C&B Capital, L.P. due to the provisions contained in the Co-Investment Agreement dated June 6, 2003 among the Frontenac Entities, SunTrust Equity Funding, LLC, BVCF IV, L.P. and C&B Capital, L.P. As a result of certain provisions contained in the Co-Investment Agreement, the Frontenac Entities previously may have been deemed to be the beneficial owner of the shares of preferred stock (and common stock issuable upon conversion thereof) held by SunTrust Equity Funding, LLC and C&B Capital, L.P. Because of SunTrust Equity Funding, LLC’s withdrawal as a party to the Co-Investment Agreement, as reflected in the provisions contained in Amendment No. 1 to such agreement, the Frontenac Entities may no longer be deemed the beneficial owners of the shares of common stock held by SunTrust Equity Funding, LLC. Each of the Frontenac Entities may continue to be deemed to be the beneficial owner of the 137,867 shares of common stock owned by C&B Capital, L.P. as a result of the Co-Investment Agreement, as amended, as the Co-Investment Agreement grants the Frontenac Entities the right to direct the vote of C&B Capital L.P.’s shares in certain cases.

(4)	Assumes the conversion of 5,000 shares of Series A Preferred Stock into common stock. SunTrust Equity Funding, LLC’s address is 303 Peachtree Street, 4th Floor, Atlanta, Georgia 30308.

(5)	Assumes the conversion of 4,000 shares of Series A Preferred Stock into common stock. BVCF IV, L.P.’s address is c/o Adams Street Partners, One North Wacker, Suite 200, Chicago, Illinois 60606.

(6)	Assumes the conversion of 750 shares of Series A Preferred Stock into common stock. C&B Capital, L.P.’s address is 4200 Northside Parkway, N.W., Building One, Suite 100, Atlanta, Georgia 30327.

(7)	Mary L. Beitzel is the spouse of George B. Beitzel, one of our directors. Ms. Beitzel owns 81,779 shares. These shares are also included in the shares held by Mr. Beitzel. Mr. Beitzel does not have sole voting power and investment power over her shares. Mr. Beitzel’s shares also include 62,000 shares which he has the right to acquire through currently exercisable options. Mr. and Mrs. Beitzel’s address is 29 King Street, Chappaqua, New York 10514.

(8)	The 121,278 shares held by the Manning Charitable Remainder Trust are not included in the shares held by Mr. Manning. Mr. Manning’s shares include 50,000 shares which he has the right to acquire through currently exercisable employee stock options. The address for Mr. Manning and the Manning Charitable Remainder Trust is 4 Hilltop Road, Wilson Point, South Norwalk, Connecticut 06854.

(9)	Includes 500,000 shares which Mr. Vonk has the right to acquire through currently exercisable options. Mr. Vonk’s address is 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205.

(10)	Includes 257,500 shares which Ms. Harris has the right to acquire through currently exercisable employee stock options. Ms. Harris’ address is 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205.

(11)	Includes 82,000 shares which Mr. Ross has the right to acquire through currently exercisable options. Mr. Ross’ address is 23500 Merchantile, Suite A, Beechwood, Ohio 44122.

(12)	Includes an aggregate of 330 shares held by Mr. Kagan’s minor children. Also includes 58,334 shares that Mr. Kagan has the right to acquire through currently exercisable options. Mr. Kagan’s address is 30 Rockefeller Plaza, 48th Floor, New York, New York 10020.

(13)	Includes 62,500 shares which Mr. Minkhorst has the right to acquire through currently exercisable options. Mr. Minkhorst’s address is 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205.

(14)	Includes 36,750 shares which Mr. Grabowski has the right to acquire through currently exercisable options. Mr. Grabowski’s address is 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205.

(15)	Includes 50,000 shares which Mr. Nichols has the right to acquire through currently exercisable options. Mr. Nichols’ address is 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205.

(16)	Includes 50,000 shares which Ms. Bradbury has the right to acquire through currently exercisable options. Ms. Bradbury’s address is 630 5th Avenue, Suite 2600, New York, New York 10111.

(17)	Includes 10,000 shares which Mr. Cowie has the right to acquire through currently exercisable options. Mr. Cowie’s address is 135 South LaSalle Street, Suite 3800, Chicago, Illinois 60603.

(18)	Includes 10,000 shares which Mr. Katz has the right to acquire through currently exercisable options. Mr. Katz’s address is 135 South LaSalle Street, Suite 3800, Chicago, Illinois 60603.

(19)	Mr. Uglietta’s address is 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205.

(20)	Mr. Sonnenfeld’s address is 6 Broadfield Road, Hamden, Connecticut 06517.

(21)	Please refer to notes (7) through (20).

(22)	SunTrust Equity Funding LLC has entered into a hedging agreement with respect to its remaining shares of common stock (assuming full conversion of all of its Series A Preferred Stock).

(23)	Amounts presented in the table for the Frontenac Entities after the offering include (i) 1,462,397 shares of common stock assuming the conversion of Frontenac VIII Limited Partnership’s remaining shares of Series A Preferred Stock and (ii) 65,255 shares of common stock assuming the conversion of Frontenac Masters VIII Limited Partnership’s remaining shares of Series A Preferred Stock (collectively, the “Frontenac Shares”). Amounts presented in the table for the Frontenac Entities do not include the 56,580 shares of common stock beneficially owned by C&B Capital, L.P. following this offering, as the Co-Investment Agreement will terminate upon conversion of all of the shares of Series A Preferred Stock into our common stock in connection with this offering. See also note (3) for more information related to C&B Capital, L.P.

     Our officers, directors and selling shareholders have entered into the lock-up agreements described in “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

General

      We are authorized to issue 110,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. The following description of the material terms of our capital stock and our articles of incorporation and bylaws is only a summary, and you should refer to our articles of incorporation and bylaws as in effect upon the closing of this offering.

Common Stock

      Without giving effect to any conversion by the holders of the Series A Preferred Stock of such shares of preferred stock into our common stock, as of April 15, 2004, there were 19,435,608 shares of our common stock issued and outstanding. The following is a brief summary of the terms of our common stock:

      Voting Rights. The holders of our common stock are entitled to one vote per share for each share held of record on any matter to be voted upon by shareholders. Our articles of incorporation do not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors standing for election.

      Dividend Rights. All shares of our common stock are entitled to share equally in any dividends that our board of directors may declare from legally available sources with respect to our shares of common stock.

      Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to our shareholders after payment of all of our prior obligations, including our preferred stock.

      Other Matters. The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

      Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of preferred stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. We have issued one class of preferred stock. See “Series A Preferred Stock” below. Except as expressly provided by law or by resolution of our board of directors, the preferred stock has no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of shareholders of our company. Any further issuances of our preferred stock could have the effect of delaying or preventing a change in control of our company. Our board of directors has no present plans to issue another series of our preferred stock or any more shares of the outstanding Series A Preferred Stock.

      Series A Preferred Stock. As of April 15, 2004, there were 30,000 shares of Series A Preferred Stock issued and outstanding. The Series A Preferred Stock is convertible into shares of our common stock at a conversion price of $5.44 per share, which is subject to adjustment in certain circumstances as described below. To determine the number of shares of common stock issuable upon conversion of the shares of Series A Preferred Stock, the number of Series A Preferred Stock being converted is multiplied by $1,000 and the result is divided by the conversion price then in effect. The Series A Preferred Stock is convertible into 5,514,705 shares of our common stock.

      Ranking. With respect to dividends, distributions, redemptions, priority on liquidation and all other matters, the Series A Preferred Stock ranks senior to all other classes of our capital stock, including any classes of common stock and other series of preferred stock.

      Dividends. Dividends accrue on each share of Series A Preferred Stock on a daily basis at the rate of 4% per annum on the sum of $1,000 (the “liquidation value”), plus all accumulated and unpaid dividends thereon.

      In the event that we declare or pay any dividends on our common stock, other than dividends payable solely in shares of our common stock, we will be required to declare and pay to the holders of the Series A Preferred Stock, at the same time that we declare and pay such dividends to the holders of our common stock, the dividends which would have been paid to them as holders of our common stock if they had fully converted their Series A Preferred Stock into our common stock immediately prior to the record date for the dividend on our common stock. The dividends paid under the immediately preceding sentence reduce the amount of dividends otherwise accrued on the Series A Preferred Stock.

      Liquidation. In the event of a liquidation, dissolution or winding up of our company, holders of the Series A Preferred Stock will be entitled to receive, prior to and in preference to any distribution of any of our property and assets to the holders of our common stock and the holders of any other series of our preferred stock, an amount equal to the greater of:

•	the aggregate liquidation value of the Series A Preferred Stock plus all accrued and unpaid dividends; and

•	the aggregate amount that would have been paid in connection with such liquidation event with respect to our common stock issuable upon conversion of all of the Series A Preferred Stock had such preferred stock been converted immediately prior to the liquidation event.

      Deemed Liquidation. In the event of:

•	certain consolidations or mergers of our company with or into another entity or entities (whether or not we are the surviving entity);

•	a sale or transfer by us of all or substantially all of our assets; or

•	certain sales of our capital stock by us or our shareholders that result in the holders of our capital stock who possessed the voting power to elect the majority of our board immediately prior to such event ceasing to own the capital stock possessing the voting power to elect a majority of our board, the majority holders, as defined below, will be entitled to deem such event a liquidation event. The holders of the Series A Preferred Stock will then be entitled to receive payment from us in the amount described under “Liquidation” above (the “liquidation payment amount”), payable with respect to such preferred stock upon a liquidation event in cancellation of their shares. The majority holders will have the right to elect to receive the liquidation payment amount or to require us to redeem the Series A Preferred Stock in connection with any such merger, consolidation or sale of assets. The applicable redemption provisions are described under “Special Redemptions” below.

      The term “majority holders” is defined to mean the holders of a majority of the then outstanding Series A Preferred Stock, excluding any shares of holders of less than 10% of the then outstanding shares not deemed held by another person that has the right to vote such shares.

Redemption Provisions

      Redemption Offer by Us. We may offer to redeem (a “redemption offer”) 10,000 shares of Series A Preferred Stock on July 31 of each of the years 2006, 2007 and 2008. The majority holders will have the option to accept a redemption offer with respect to all or any portion of their shares. In the event the majority holders accept a redemption offer, we will be required to redeem the shares of the majority holders and the shares of any other holder who requests to have all or any portion of its shares redeemed. The shares that the majority holders and such other holders have requested to be redeemed in a redemption offer are referred to as the “accepted shares.” The redemption price with respect to a redemption offer will be the sum of:

•	the liquidation value of such shares plus all accrued and unpaid dividends; plus

•	an amount sufficient to provide a 25% internal rate of return which is computed as described in our articles of incorporation.

      This redemption price is referred to as the “premium redemption price.”

      Demand Redemption. The majority holders may require us to redeem up to 10,000 shares of Series A Preferred Stock (each such demand is referred to as a “demand redemption”) on July 31 of:

•	2009, if we did not make a redemption offer and pay the premium redemption price for the accepted shares on July 31, 2006;

•	2010, if we did not make a redemption offer and pay the premium redemption price for the accepted shares on July 31, 2007; and

•	2011, if we did not make a redemption offer and pay the premium redemption price for the accepted shares on July 31, 2008.

If the majority holders make a demand redemption, we will be obligated to redeem from the majority holders and from any other holders that have delivered a written demand to us the total number of shares subject to the demand redemption. The redemption price per share for any such demand redemption will be the greater of:

•	the liquidation value of such share plus all accrued and unpaid dividends; and

•	the sum of (i) the fair market value of the common stock issuable upon conversion of such share determined as provided in our articles of incorporation, plus (ii) accrued and unpaid dividends on such share.

      This redemption price is referred to as the “cash redemption price.”

      Redemption at Our Option. In addition to our option to make a redemption offer as described above, we have the right to redeem at any time after June 6, 2008 all of the outstanding shares of the Series A Preferred Stock under certain circumstances described in the certificate of designation for the Series A Preferred Stock contained in our articles of incorporation. The redemption price for this optional redemption is the greater of the premium redemption price and the cash redemption price.

      Special Redemptions. Upon either a change in ownership or a fundamental change (as those terms are defined in the certificate of designation for the Series A Preferred Stock), the majority holders may require us to redeem all or any portion of the Series A Preferred Stock owned by them. In such event, we will be obligated to redeem the aggregate number of shares requested by the majority holders plus the aggregate number of shares requested by any other holder of Series A Preferred Stock. The redemption price will be equal to the cash redemption price, except that if the redemption occurs before June 6, 2004, such redemption price will not be less than 125% of the sum of the liquidation value of the redeemed shares plus all accrued and unpaid dividends.

      Our Call Rights. If, at any time or from time to time after June 6, 2005, the average closing prices for our common stock has equaled or exceeded $21.76 for a period of at least 30 consecutive trading days immediately preceding the date of delivering written notice of our election, we may effect a liquidity event, as defined below, by delivering written notice of our election to each holder of Series A Preferred Stock.

      A “liquidity event” means, at our election:

•	the consummation of an underwritten public offering;

•	the closing of a purchase by us; or

•	a combination of the two,

in each case pursuant to which the holders of the Series A Preferred Stock receive, with respect to at least 50% of their outstanding Series A Preferred Stock, cash in an amount per share of our common stock, into which such Series A Preferred Stock is then convertible, equal to (but not less than $21.76):

•	the price per share paid by the public if the liquidity event includes a public offering (before underwriters’ discounts and commissions); and

•	the market price per share of common stock as of the date of the consummation of the liquidity event with respect to shares being purchased by us.

Voting Rights

      Election of Directors. So long as Frontenac constitutes the majority holders, the holders of the Series A Preferred Stock, voting separately by one vote for each share of Series A Preferred Stock, are entitled to elect two Series A Preferred directors to serve as members of our board. The Series A Preferred directors are not divided into classes and are in addition to the maximum number of directors who may be elected by the holders of our common stock. Messrs. Katz and Cowie are currently serving as the Series A Preferred directors.

      Other Voting Rights. Except for the rights to elect the Series A Preferred directors and the approval rights specified below, the Series A Preferred Stock vote together with all other classes and series of our stock as a single class on all actions to be taken by our shareholders (including the election of directors generally). Each holder of a share of Series A Preferred Stock has such number of votes as equals the number of shares of common stock into which such share of Series A Preferred Stock is then convertible. So long as Frontenac holds or has the right to vote a majority of the then outstanding Series A Preferred Stock, Frontenac’s consent will be required for us to take certain actions including, but not limited to, the following:

•	declare dividends in excess of stated amounts on our common stock;

•	declare or pay any dividends or distributions upon any of our capital stock or other equity securities, except for dividends payable: (i) on the Series A Preferred Stock, (ii) solely in shares of our common stock, and (iii) permitted common stock dividends (defined below);

•	except for purchases of our common stock in accordance with our employee stock purchase plan, redeem, purchase or otherwise acquire any of our capital stock or other equity securities or redeem, purchase or make any payments with respect to any stock appreciation rights, phantom stock plans or similar rights or plans;

•	authorize, issue or sell (i) any capital stock or other equity securities (or any securities convertible or exchangeable into such), or (ii) any additional shares of Series A Preferred Stock, other than issuances of up to an aggregate of 6.5 million shares of our common stock upon the exercise of options under our current stock option plans;

•	sell, lease or otherwise dispose of assets that generate, account for or otherwise serve as a source of revenue that exceeds the lesser of (i) 20% of consolidated net revenue, or (ii) 20% of earnings before interest, taxes, depreciation and amortization (commonly referred to as “EBITDA”), in each case for the 12-month period ending on the last day of the month immediately preceding such disposition;

•	merge or consolidate (except with a subsidiary), or consummate certain corporate reorganizations;

•	liquidate, dissolve or effect a recapitalization or reorganization;

•	make any material change to our capital structure;

•	consummate a change in our ownership;

•	declare certain events of bankruptcy, insolvency, reorganization, winding up or liquidation;

•	with certain exceptions, acquire any interest or investment in any business or joint venture involving an aggregate consideration exceeding in any 12-month period the greater of: (i) $20,000,000 and (ii) 1 times EBITDA for the 12-month period ending on the last day of the month immediately preceding the investment;

•	enter into any new business;

•	create or assume indebtedness exceeding an aggregate principal amount equal to the greater of: (i) 1.75 times EBITDA for the 12-month period ending on the last day of the immediately preceding month and (ii) in the event that we at any time enter into a revolving credit facility pursuant to which we may incur indebtedness, then $20,000,000 of incurred or available debt;

•	amend our articles of incorporation or bylaws;

•	increase the size of our board above 12 members;

•	with certain exceptions, enter into related party transactions;

•	hire or terminate any member of our senior management team;

•	adopt or amend any anti-takeover protections, except we may enter into our customary change of control agreements with officers;

•	file any material litigation, initiate any material arbitration or settle any material dispute; or

•	adopt or make material changes to the annual budget or make any material expenditures.

      “permitted common stock dividends” means quarterly dividends on common stock as determined by our board, so long as:

•	dividends declared during any quarter of 2004 do not exceed, when taken together with the dividends declared during the prior three quarters, 50% of net income for the 12-month period ending on the last day of the immediately preceding fiscal quarter;

•	dividends declared during any quarter of 2005 do not exceed, when taken together with dividends declared during the prior three quarters, 40% of net income for the 12-month period ending on the last day of the immediately preceding fiscal quarter; and

•	dividends declared during any quarter beginning after December 31, 2005 do not exceed, when taken together with dividends declared during the prior three quarters, 30% of net income for the 12-month period ending on the last day of the immediately preceding fiscal quarter.

Conversion

      The holder of any Series A Preferred Stock has the right at any time and from time to time to convert all or any portion of the Series A Preferred Stock held by such holder into a number of shares of common stock computed by multiplying the number of shares of Series A Preferred Stock to be converted by $1,000 and dividing the result by the conversion price (as determined below) then in effect.

      Conversion Price and Adjustments to Conversion Price. The initial conversion price is $5.44. In order to prevent dilution of the conversion rights granted to the holders of Series A Preferred Stock, the conversion price will be subject to adjustment from time to time upon the happening of certain events, including issuances or sales of our common stock or our other securities at a price below the conversion price then in effect; stock splits or reverse stock splits; or the consummation of certain recapitalizations, reorganizations, mergers or similar transactions.

      Purchase Rights. If we grant, issue or sell any options or any stock or other securities convertible into our common stock, or rights to purchase stock, warrants, securities or other property pro rata to the record holders of our common stock, then each holder of Series A Preferred Stock will be entitled to acquire, upon the terms applicable to such purchase rights, the aggregate purchase rights that such holder could have acquired if such holder had held the number of shares of common stock issuable upon conversion of such holder’s Series A Preferred Stock.

Effect of this Offering

      Frontenac and the other holders of the Series A Preferred Stock have agreed to convert all of the shares of such preferred stock remaining outstanding following completion of this offering if they sell a specified number of shares of common stock in this offering. See “Principal and Selling Shareholders.” Upon this conversion, the Series A Preferred Stock will no longer exist and therefore the rights described above will no longer be applicable.

Registration Rights Agreements

      We have entered into the two registration rights agreements described below.

      Holders of Series A Preferred Stock. We have entered into a registration rights agreement with the holders of the Series A Preferred Stock under which they and any subsequent holders will have certain demand and piggyback registration rights with respect to the shares of common stock issued or issuable upon conversion of their Series A Preferred Stock (the “Conversion Shares”).

      The holders of at least a majority of the Conversion Shares then outstanding may request up to three registrations under the Securities Act of all or any portion of their Conversion Shares on Form S-1 and the holders of at least 25% of the Conversion Shares then outstanding may request an unlimited number of registrations under the Securities Act of all or any portion of their Conversion Shares on Form S-3; provided, however, that the aggregate offering value of the Conversion Shares requested to be registered in any demand registration must equal at least $10.0 million for a registration on Form S-1 and at least $2.0 million for a registration on Form S-3.

      If we propose to register any of our equity securities under the Securities Act for the account of another person or for our own account, we are required to include in the registration any Conversion Shares requested by the holders to be included.

      We and the holders are subject to agreements not to effect any public sale or distribution, including pursuant to Rule 144, of our equity securities for periods up to 90 days beginning on the date of commencement of the applicable distribution unless otherwise agreed to by the underwriters in the applicable offering.

      The registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of Conversion Shares that may be included in any offering. We are generally required to pay all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the Conversion Shares would result in shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

      Erik Vonk. On March 21, 2002, as an inducement for Mr. Vonk to serve as our chief executive officer, we entered into a securities purchase agreement with Mr. Vonk, whereby he bought 165,562 shares of our common stock and received registration rights with respect to such shares.

      Pursuant to the terms of the purchase agreement, at the request of Mr. Vonk, upon a bona fide intent to sell the shares described above, we will, at our expense, file with the SEC, a registration statement to register all or a portion of Mr. Vonk’s shares described above. We have agreed to use our best efforts to cause such registration statement to become effective as promptly as practicable thereafter. The registration statement will provide that the shares may be offered and sold by Mr. Vonk in accordance with the method of distribution elected by Mr. Vonk, including on a continuous or delayed basis in the future in accordance with Rule 415 under the Securities Act. We have also agreed to use our best efforts to keep the registration statement effective for a period of 180 days after the effectiveness of the registration statement, which period will be extended in connection with any applicable holdback periods provided for in the securities purchase agreement.

Provisions with Anti-Takeover Implications

      Certain Provisions of Florida Law. We are subject to several anti-takeover provisions under the Florida Business Corporation Act that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of those provisions. Our common stock is subject to the “affiliated transactions” and “control-share acquisitions” provisions of the Florida Act. These provisions require, subject to certain exceptions, that an “affiliated transaction” be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an “interested shareholder” and that voting rights be conferred on “control shares” acquired in specified control share acquisitions only to the extent conferred by resolution approved by the shareholders, excluding holders of shares defined as “interested shares.” Subject to several exceptions, these provisions have the effect of deterring certain transactions between us and our shareholders and certain acquisitions of specified percentages of our common stock, that in each case have not been approved by disinterested shareholders.

      Preferred Stock. Our board of directors is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of preferred stock with voting rights or conversion rights may adversely affect the voting power of the common stock, including the loss of voting control to others. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in our control without shareholder approval.

      Shareholder Rights Plan. On April 23, 2002, our board declared a dividend distribution of one right for each outstanding share of common stock to our shareholders of record as of the close of business on May 7, 2002. Each right entitled the registered holder to purchase from us one share of common stock at a price of $39.60 per share, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement, dated as of April 23, 2002, between us and American Stock Transfer & Trust Company, as rights agent, a copy of which is included, with amendments thereto, as an exhibit to the registration statement of which this prospectus is a part.

      Until the earliest to occur of: (i) the close of business on the tenth business day (or such later date as specified by the board) following a public announcement that a person or group of persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; (ii) the close of business on the tenth business day (or such later date as specified by the board) following the commencement of a tender offer or exchange offer by a person or group of persons, the consummation of which would result in beneficial ownership by such person or group (with certain exceptions) of 15% or more of our outstanding common stock; or (iii) the close of business on the tenth business day following the first date of public announcement of the first occurrence of a “flip-in event” or a “flip-over event” (as defined below) the rights will be evidenced by the common stock certificates of the record holders.

      Our rights plan provides that, in certain circumstances, the acquisition or ownership of 15% or more of our outstanding common stock by an “excepted person” will not result in the rights becoming exercisable. In general terms, a person will be an excepted person if that person owned 15% or more of our outstanding common stock on April 23, 2002. A person will continue to be an excepted person after such date so long as the person does not increase his or her ownership by more than 1.5% over the amount owned on April 23, 2002 (or such lesser amount as may be thereafter owned).

      The rights agreement also provides that, until the date of distribution of the rights, the rights can only be transferred together with our common stock.

      No right is exercisable at any time prior to the distribution date. The rights will expire on April 23, 2012 unless earlier redeemed or exchanged by us as described below. Until a right is exercised, the holder thereof will have no rights as a shareholder of our company, including, without limitation the right to vote or to receive dividends.

      The purchase price payable, the number of outstanding rights and the number of shares of our common stock or other securities issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of our common stock; (ii) upon the grant to holders of our common stock of certain rights or warrants to subscribe for or purchase our common stock at a price, or securities convertible into our common stock with a conversion price, less than the then current market price of our common stock; or (iii) upon the distribution to holders of our common stock of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in shares of our common stock) or of subscription rights or warrants (other than those referred to above).

      In the event (referred to as a “flip-in event”) that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of our outstanding common stock; (ii) any acquiring person merges into or combines with our company and we are the surviving corporation or any acquiring person effects certain other transactions with us, as described in the rights agreement; or (iii) during such time as there is an acquiring person, there shall be any reclassification of securities or recapitalization or reorganization of our company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of our company or any of its subsidiaries beneficially owned by the acquiring person, proper provision will be made so that each holder of a right, other than rights that are or were owned beneficially by the acquiring person (which, from and after the later of the distribution date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the right, that number of shares of common stock having a market value of two times the exercise price of the right.

      In the event (referred to as a “flip-over event”) that, following the first date of public announcement that a person has become an acquiring person: (i) we merge with or into a person and we are not the surviving corporation; (ii) a person merges with or into us and we are the surviving corporation, but our shares of common stock are changed or exchanged; or (iii) 50% or more of our assets or earning power, including without limitation securities creating obligations of our company, are sold, proper provision shall be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of such other person which at the time of such transaction would have a market value of two times the exercise price of the right.

      At any time after the later of the distribution date and the first occurrence of a flip-in event or a flip-over event and prior to the acquisition by any person or group of persons of 50% or more of our outstanding common stock, the board of directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

      With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment in the purchase price of at least 1%. We may redeem the rights in whole, but not in part, at a price of $.01 per right, at any time prior to the close of business on the later of: (i) the distribution date; and (ii) the first date of public announcement that a person has become an acquiring person. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

      The rights agreement may be amended by us without the approval of any holders of a right, including amendments which add other events requiring adjustment to the purchase price payable and the number of common shares or other securities issuable upon the exercise of the rights or which modify procedures relating to the redemption of the rights, provided that no amendment may be made which decreases the stated redemption price or the expiration date or which modifies a time period relating to when the rights may be redeemed at such time as the rights are not then redeemable.

      Our shareholder rights plan was amended to exempt the purchase and conversion of the Series A Preferred Stock from its application.

      The rights issued under our shareholder rights plan have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire control of our company without conditioning the offer on the redemption of the rights. The rights should not interfere with any merger or other business combination approved by our board of directors since (subject to the limitations described above) the rights may be redeemed by us prior to the time that the rights would otherwise become exercisable, or if later, the time that a person or group becomes a potential acquiring person. The rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The rights are intended to assure that our board of directors has the ability to protect our shareholders and our company if efforts are made to gain control of our company in a manner that is not in our best interests or the interests of our shareholders.

      Election and Removal of Directors. Our articles of incorporation provide for three classes of directors, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our shareholders. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the vote of a majority of the directors then in office. The classification of our board of directors and the limitation on the filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company. At our 2004 annual meeting of shareholders to be held on May 20, 2004, our shareholders will vote on a company proposal to eliminate the staggered terms of our board of directors and provide for annual election of all directors. If approved, the annual election of all directors will begin with the 2005 annual meeting of our shareholders.

      Shareholder Meetings and Written Consent. Our articles of incorporation provide that any action required or permitted to be taken to our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing. In addition, special meetings of the shareholders can only be called by a majority of the board of directors, the chairman of the board of directors, or at least 25% of the outstanding shares of our capital stock then entitled to vote on the matter for which the meeting is being called.

      Shareholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board or directors or a committee of the board. In order for any matter to be considered properly brought before a meeting, a shareholder must comply with requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying, until the next shareholders meeting, shareholder action that is favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third-party from making a tender offer for our common stock, because even if a third party acquired a majority of our outstanding voting securities, it would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly-called shareholders meeting and not by written consent.

      Newly Created Directorships. Our bylaws provide that any newly-created directorship resulting from an increase in the number of directors or a vacancy on our board of directors shall be filled by the vote of a majority of the remaining directors then in office, even though less than a quorum.

      Amendments to Our Articles of Incorporation and Our By-Laws. Amendments to the provisions of our articles of incorporation as described above generally will require the affirmative vote of two-thirds of the voting power of all of our stock entitled to vote generally in the election of directors, voting together as a single class. Our bylaws may be amended by a majority of the directors, subject to the right of our shareholders entitled to vote thereon to adopt, alter, amend and repeal bylaws made by the board of directors or to make new bylaws.

Indemnification of Directors and Officers

      Our articles of incorporation require us, to the fullest extent permitted or required by Florida law, to indemnify our directors and officers against any and all liabilities incurred by reason of the fact that such person was or is a director or officer of our company or was serving at the request of our company in the same or a similar capacity for any other corporation, partnership or other entity. Generally, Florida law permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The right to indemnification granted in the our articles of incorporation is not exclusive of any other rights to indemnification against liabilities or the advancement of expenses which a director or officer may be entitled under any written agreement, board resolution, vote of shareholders, Florida law or otherwise.

      We have also entered into agreements with each of our current directors and executive officers pursuant to which we are obligated to indemnify those persons to the fullest extent authorized by law and to advance payments to cover defense costs against an unsecured obligation to repay such advances if it is ultimately determined that the recipient of the advance is not entitled to indemnification. The indemnification agreements provide that no indemnification will be provided and all advanced expenses will be repaid to us by a director or executive officer: (a) if a final adjudication establishes that the indemnified actions or omissions were material to the cause of action and constitute: (i) a violation of criminal law (unless the indemnitee had reasonable cause to believe that his or her actions were lawful); (ii) a transaction from which the indemnitee derived an improper personal benefit; (iii) an unlawful distribution or dividend under Florida law; or (iv) willful misconduct or a conscious disregard for the just interests of our company in a derivative or shareholder action, (b) for liability under Section 16(b) of the Exchange Act, or (c) if a final decision by a court having jurisdiction in the matter determines that indemnification is not lawful.

      At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of our company which indemnification would be required or permitted under our articles of incorporation, the indemnification agreements or Florida law.

Transfer Agent

      American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

      We cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

      Upon completion of this offering, assuming full conversion by the holders of the Series A Preferred Stock into our common stock, we will have outstanding approximately 26.8 million shares of common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

      Our executive officers, directors and selling shareholders have agreed that they will not sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus. In addition, pursuant to a registration rights agreement, the selling shareholders have also agreed not to effect any public sale or distribution including pursuant to Rule 144 of our equity securities for up to 90 days beginning on the date of commencement of the applicable distribution. Assuming the underwriters do not exercise their over-allotment option, 90 days after the date of this prospectus, 2.8 million shares of our common stock which are not being registered in this offering will be available for sale in the public market pursuant to Rule 144.

      Frontenac VIII Limited Partnership, Frontenac Masters VIII Limited Partnership, SunTrust Equity Funding, LLC, BVCF IV, L.P. and C&B Capital, L.P., which, assuming full conversion by these holders of the Series A Preferred Stock into our common stock, will beneficially own 10.0% of our shares (or 7.3% if the underwriters exercise their over-allotment option in full) upon the closing of this offering, have the ability, subject to certain restrictions, to cause us to register the resale of their shares 90 days after the date of this prospectus. Erik Vonk, our chief executive officer, who will beneficially own 666,062 of our shares upon the closing of this offering also has the ability to cause us to register 165,562 of such shares. In addition, Mr. Vonk has options to acquire 1.1 million shares of our common stock, of which 500,000 are exercisable within the next 60 days.

      The number of shares of common stock listed above does not include shares of common stock issuable upon exercise of stock options granted under our stock plans that were unexercised as of April 15, 2004. We have filed a registration statement on Form S-8 relating to each of our stock option plans which registers all of the shares of our common stock reserved for issuance or sale under such stock option plans. As of April 15, 2004 there were outstanding options to purchase a total of 4.3 million shares of common stock, 1.4 million of which had vested. Shares of common stock issuable upon the exercise of options granted or to be granted under our stock option plans will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours. Certain of the holders of these stock options are subject to the lock-up agreements described in “Underwriting.”

Rule 144

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, which will be approximately 268,200 shares upon the completion of this offering; and

•	the average weekly trading volume in the common stock on The Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

TO NON-U.S. HOLDERS

General

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a “non-U.S. Holder” is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence.

      If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

      EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

      If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

      If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

      You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

      If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, but do not file Internal Revenue Service Form W-8BEN establishing that the reduced withholding applies, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

      As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes. We believe that we are not currently, and are not likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided that:

•	the common stock was “regularly traded on an established securities market”; and

•	you do not actually or constructively own more than 5% of the common stock during the shorter of the five-year period preceding the disposition or your holding period.

Federal Estate Tax

      If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

      We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

      Backup withholding is generally imposed at a rate not to exceed 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will not be subject to backup withholding tax with respect to dividends paid on your common stock at a rate not to exceed 28% rate so long as you certify your non-U.S. status on Internal Revenue Service Form W-8BEN or provide the payor with an Internal revenue Service Form W-8ECI.

      The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated May 13, 2004, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Lehman Brothers Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC	1,800,000
Lehman Brothers Inc.	1,800,000
SunTrust Capital Markets, Inc.	624,000
JMP Securities LLC	288,000
Roth Capital Partners, LLC	288,000

Total	4,800,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 720,000 additional shares from certain of the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.783 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.305	$1.305	$2,283,750	$2,283,750
Expenses payable by us	$0.514	$0.514	$900,000	$900,000
Underwriting Discounts and Commissions paid by selling shareholders	$1.305	$1.305	$3,980,250	$4,919,850

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus (other than the issuance or delivery of shares of our common stock or options to acquire shares of our common stock pursuant to our equity-based compensation plans, including as a result of the exercise of options issued thereunder, and employee stock purchase plan and the issuance of shares of our common stock to holders of the Series A Preferred Stock in connection with the conversion of the Series A Preferred Stock outstanding as of the date of this prospectus).

      Our executive officers, directors and selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus (other than shares acquired in the open market or shares transferred to a family member or trust, provided the transferee agrees to be bound in writing by the agreement governing such restrictions).

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our shares of common stock are quoted on The Nasdaq National Market under the symbol “GVHR.”

      Certain of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees. SunTrust Equity Funding, LLC, an affiliate of SunTrust Capital Markets, Inc., beneficially owns 919,118 shares of our common stock (assuming conversion of all 5,000 shares of Series A Preferred Stock that it owns), and will be selling 125,403 shares of our common stock in this offering. Upon completion of this offering, SunTrust Equity Funding, LLC will beneficially own 793,715 shares of our common stock (assuming conversion of all of its shares of Series A Preferred Stock that it will own).

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received, that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action – Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any. portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock being offered by this prospectus is being passed upon by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      The consolidated financial statements and the related financial statement schedule included in and incorporated in this prospectus by reference from Gevity’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports include explanatory paragraphs relating to Gevity’s changing from gross revenue reporting to net revenue reporting for client employee salaries, wages and payroll-related taxes and relating to Gevity’s changing its method for accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 during the year ended December 31, 2002), which are included and incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of EPIX at December 31, 2003 and for the year then ended, appearing in this prospectus have been audited by KPMG LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION

      We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register this offering of our common stock. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document we file with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of the web site is www.sec.gov.

      Our common stock is quoted on The Nasdaq National Market under the symbol “GVHR,” and you may also read and copy the documents referenced above at the offices of The Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supercede this information. Any statement so updated or superseded shall not be deemed, except as so updated or superseded, to constitute a part of this prospectus. We incorporate by reference herein our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering (other than Current Reports on Form 8-K containing only Regulation FD and/or Regulation G disclosure furnished under Item 9 and/or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in any such Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	our Current Report on Form 8-K filed on April 9, 2004;

•	our Current Report on Form 8-K/A filed on May 6, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed June 13, 1997, which incorporates by reference the description of our common stock contained in our Registration Statement on Form S-1 under the caption “Description of Capital Stock” in the Prospectus, filed March 7, 1997, and in any amendment or report filed for the purpose of amending such description.

      We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this document. Requests for such documents should be addressed in writing or by telephone to:

Gevity HR, Inc.

600 301 Boulevard West, Suite 202
Bradenton, FL 34205
Attention: Investor Relations
(941) 741-4300

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial information is based on the historical consolidated financial statements of Gevity and EPIX as of, and for the twelve months ended, December 31, 2003. The unaudited pro forma combined balance sheet as of December 31, 2003 gives effect to the EPIX acquisition as if it had occurred on December 31, 2003. The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2003 gives effect to the EPIX acquisition as if it had occurred on January 1, 2003.

      On March 26, 2004, we acquired the human resources outsourcing portfolio of EPIX through an assignment of EPIX client service agreements to us. The purchase price for the acquired assets was $36.0 million. Of this amount, $2.5 million was placed in an escrow account as security for certain indemnification obligations of EPIX under the asset purchase agreement between EPIX and us. We did not assume any obligations of EPIX other than obligations under the assigned client service agreements and certain employee benefit plans. Amounts held in the escrow account may be used by us under certain circumstances to reimburse or compensate us for adverse consequences resulting from a breach by EPIX of certain representations and warranties in the asset purchase agreement or issues related to any assumed employee benefit plan that result from any action or failure to act on the part of EPIX prior to the closing date of the transaction. Escrow funds remaining, if any, will be released to EPIX on March 26, 2005 (up to $1.25 million plus investment income earned) with the remaining amount, if any, released to EPIX on March 26, 2006. For a more detailed description of the EPIX acquisition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Acquisitions— EPIX Acquisition.”

      This unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial position would actually have been had the EPIX acquisition in fact occurred on the assumed dates, nor does the information purport to project our results of operations for any future period or our financial position at any future date. In particular, the unaudited pro forma financial information does not reflect the adjustments to EPIX’s historical revenues, cost of services (including cost of services relating to workers’ compensation insurance programs), salaries, wages and commissions and other general and administrative expenses discussed in the second following paragraph. In the event that any such adjustments were reflected in the unaudited pro forma financial information, such information would have been materially different from that set forth in this section. All pro forma adjustments are based on preliminary estimates and assumptions and our actual results of operations and financial condition could differ materially from this unaudited pro forma financial information following the completion of the conversion of the EPIX clients and client employees into our systems.

      Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma financial information. Once we have completed the valuation study necessary to finalize the required purchase price allocation, the unaudited pro forma financial information may be subject to adjustment. Such adjustment may result in changes to the unaudited pro forma combined balance sheet and the unaudited pro forma combined statement of operations to reflect, among other things, the final allocation of the purchase price. There can be no assurance that such changes, if any, will not be material.

      In reviewing the unaudited pro forma combined statement of operations you should note the following:

•	The EPIX client and client employee base that we acquired in the EPIX acquisition was significantly smaller than the EPIX client and client employee base both at the beginning and at the end of 2003. As a result, the revenues and cost of services, including costs relating to employee benefit plans of EPIX, shown on the historical financial statements of EPIX are materially different from those that we would expect to generate or incur, as applicable, based on the EPIX client portfolio acquired by us. Given that (i) EPIX’s client and client employee base changed materially from the beginning of 2003 to the end of 2003, (ii) clients and client employees included in the EPIX client portfolio that we acquired may not have been included in the historical financial statements of EPIX for the entire year of 2003 or at all, and (iii) EPIX managed its client and client employee base in 2003 as one portfolio, we do not have adequate factual support to adjust EPIX’s historical revenues and cost of services for 2003 to reflect the client portfolio that we acquired in the EPIX acquisition.

•	In addition, with respect to cost of services, our company and EPIX had different workers’ compensation insurance programs during the twelve months ended December 31, 2003. Our workers’ compensation insurance policy had individual stop loss coverage at $1.0 million per occurrence while EPIX’s workers’ compensation insurance policy had individual stop loss coverage at $2.5 million per occurrence. These differences in individual stop loss coverage result in different actual costs of workers’ compensation insurance because they affect both the amount of the premiums paid, as well as estimates of losses and claims not covered by the insurance for which premiums have been paid. Effective upon the EPIX acquisition, the former EPIX client employees were included in our workers’ compensation insurance program. For the same reasons for which we have been unable to adjust EPIX’s historical revenues and cost of services for 2003, we have also not been able to make any pro forma adjustments to reflect the difference in workers’ compensation insurance programs.

•	In connection with the EPIX acquisition, approximately 50 internal employees of EPIX have accepted permanent employment with us. In addition, approximately 110 internal employees of EPIX will remain with us for a transitional period of 90 days from the date of the EPIX acquisition. At the time the EPIX acquisition was consummated, EPIX had approximately 280 internal employees, which was fewer than the average number of EPIX’s internal employees during 2003. Since we have not adjusted EPIX’s historical revenues, as discussed above, we have also opted not to adjust EPIX’s historical salaries, wages and commissions and other general and administrative expenses, so as to maintain the relationship between historical revenues and those operating expenses.

      The EPIX acquisition will be accounted for, and is presented in the pro forma financial information, under the purchase method of accounting prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations,” with intangible assets recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The purchase price, including transaction-related fees, has been allocated to the tangible and identifiable intangible assets of EPIX acquired by us in the EPIX acquisition, based upon our preliminary estimates of fair value.

      The unaudited pro forma financial information should be read in conjunction with the other financial information contained in this prospectus. See “Prospectus Summary— Summary Historical Consolidated Financial Data”, “EPIX Acquisition”, “Use of Proceeds”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements, related notes thereto and other financial information included elsewhere in this prospectus.

GEVITY HR, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2003
(in $000’s, except share and per share data)

	Historical			Pro Forma Adjustments

	Gevity	EPIX		Disposition(a)		EPIX Acquisition		Pro Forma Combined

ASSETS
Current assets:
Cash and cash equivalents	$44,682	$21,544		$(21,544)		$(17,507	)(b)	$27,175
Short-term investments	—	6,889	(c)	(666	)(c)	—		6,223
Certificates of deposit – restricted	6,032	—		—		—		6,032
Marketable securities – restricted	84,271	—		—		1,250	(d)	85,521
Accounts receivable, net	100,829	32,313		(32,313)		—		100,829
Short-term workers’ compensation receivable, net	11,734	9,446		(9,446)		—		11,734
Deferred tax asset	2,410	2,583		(2,583)		—		2,410
Other current assets	8,281	2,154		(2,154)		—		8,281

Total current assets	258,239	74,929		(68,706)		(16,257)		248,205
Property and equipment, net	12,253	11,982		(11,982)		—		12,253
Long-term marketable securities – restricted	17,023	—		—		1,250	(d)	18,273
Long-term workers’ compensation receivable, net	12,621	4,379		(4,379)		—		12,621
Intangible assets, net	7,128	—		—		35,007	(d)	42,135
Goodwill	8,692	20,240		(20,240)		—		8,692
Other assets	5,608	366		(366)		—		5,608

Total assets	$321,564	$111,896		$(105,673)		$20,000		$347,787

LIABILITIES
Current liabilities:
Accrued payroll and payroll taxes	$119,432	$33,147		$(33,147)		$—		$119,432
Accrued insurance premiums, health and workers’ compensation insurance reserves	32,071	—		—		—		32,071
Revolving credit facility	—	—		—		20,000	(b)	20,000
Notes and accrued interest payable to stockholders	—	11,883		(11,883)		—		—
Customer deposits and prepayments	9,336	—		—		—		9,336
Accounts payable and other accrued liabilities	4,307	35,796	(c)	(29,573	)(c)	—		10,530
Income taxes payable	1,833	—		—		—		1,833
Dividends payable	1,161	—		—		—		1,161
Amounts due to shareholders	—	786		(786)		—		—
Current portion – capital lease obligations	—	244		(244)		—		—

Total current liabilities	168,140	81,856		(75,633)		20,000		194,363
Long-term accrued health and workers’ compensation insurance reserves	59,280	—		—		—		59,280
Deferred tax liability	296	—		—		—		296
Capital lease obligations, less current portion	—	175		(175)		—		—
Other long-term liabilities	914	5,964		(5,964)		—		914

Total liabilities	$228,630	$87,995		$(81,772)		$20,000		$254,853

See notes to unaudited pro forma combined balance sheet.

GEVITY HR, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEET — (Continued)

As of December 31, 2003
(in $000’s, except share and per share data)

	Historical		Pro Forma Adjustments

	Gevity	EPIX	Disposition(a)	EPIX Acquisition	Pro Forma Combined

PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Series A convertible, redeemable preferred stock, $.01 par value, ($30,000 liquidation preference) 30,000 shares authorized, issued and outstanding, net	$554	$—	$—	$—	$554

Series D convertible redeemable preferred stock, $1,000 par value ($12,000 liquidation preference); 12,000 shares authorized, issued and outstanding, including accumulated dividends of $1,933	—	13,933	(13,933)	—	—

Shareholders’ equity:
Series C Preferred stock, 1,281,500 shares issued and outstanding	—	1,282	(1,282)	—	—
13% cumulative junior series preferred stock; 2,150,893 shares issued and outstanding, including accumulated dividends of $13,950	—	34,664	(34,664)	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 22,251,477 shares issued	223	—	—	—	223
Common stock, $1 par value; 20,000,000 shares authorized; 6,281,787 shares issued and outstanding	—	6,282	(6,282)	—	—
Additional paid in capital	78,715	6,162	(6,162)	—	78,715
Retained earnings (accumulated deficit)	29,734	(37,693)	37,693	—	29,734
Less:
Notes receivable from stockholders	—	(451)	451	—	—
Treasury stock (3,062,751 and 3,220,283 shares at cost, respectively)	(16,292)	(278)	278	—	(16,292)

Total shareholders’ equity	92,380	9,968	(9,968)	—	92,380

Total liabilities, preferred stock and shareholders’ equity	$321,564	$111,896	$(105,673)	$20,000	$347,787

See notes to unaudited pro forma combined balance sheet.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(in $000’s)

(a)	On March 26, 2004, we acquired the client portfolio of EPIX. The transaction was accomplished by an assignment by EPIX to us of all of its client service agreements, which covered approximately 2,000 clients and approximately 30,000 client employees. We also assumed certain employee benefit plans of EPIX (see note d below). As part of the transaction, no additional assets or liabilities of EPIX were acquired or assumed by us. This adjustment reflects the elimination of the assets, liabilities and shareholders’ equity of EPIX that we did not acquire. Subsequent to the sale EPIX intends to discontinue its operations.

(b)	Following are the sources of funds used to fund the EPIX acquisition:

Cash on hand	$17,507
Borrowing under new revolving credit facility	20,000

Net cash used to fund the EPIX acquisition	$37,507

(c)	We assumed certain employee benefit plans of EPIX. Included in such benefit plans is a nonqualified deferred compensation plan under Section 402 of the Internal Revenue Code. All plan assets are held in a fully funded Rabbi trust. The assets held by the Rabbi trust are trading securities and are included in short-term investments in the accompanying consolidated balance sheet. The deferred compensation obligation is included in accrued expenses in the accompanying balance sheet. As of December 31, 2003, the assets in the Rabbi trust and the corresponding liability were $6,223. The pro forma adjustments eliminate all items not related to the deferred compensation plan that we acquired in the EPIX acquisition.

(d)	The EPIX acquisition will be accounted for under the purchase method of accounting. Accordingly, the total purchase price will be allocated to the assets acquired based upon their respective estimated fair values. A preliminary allocation of the purchase price has been made to major categories of assets in the unaudited pro forma combined balance sheet based on our preliminary valuation. The final allocation of the purchase price may result in significant differences from the pro forma amounts included herein. The final valuation and purchase price allocation is expected to be completed by June 30, 2004.

The following sets forth the components of the purchase price for the EPIX acquisition and the excess purchase price over the estimated fair value of net assets acquired:

Purchase of EPIX client portfolio	$33,500
Amounts held in escrow under indemnification arrangements	2,500
Payment of transaction costs	1,507

Total purchase price	$37,507
Less: estimated fair value of net assets acquired (see table below)	37,507

Excess purchase price over estimated fair value of assets acquired	$—

Amounts held in escrow under indemnification arrangements and not previously released to us or the subject of a pending claim by us will be released to EPIX on March 26, 2005 (up to $1,250 plus investment income earned) with the remaining amount, if any, released to EPIX on March 26, 2006.

Our preliminary allocation of the purchase price to the assets acquired in the EPIX acquisition is as follows:

Marketable securities — restricted	$2,500
Other intangible assets	35,007

Estimated fair value of net assets acquired	$37,507

GEVITY HR, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003
(in $000’s)

	Historical		Pro Forma Adjustments

	Gevity	EPIX	Dispositions(a)		EPIX Acquisition		Pro Forma Combined

Revenues	$425,827	$137,142	$—		$—		$562,969
Cost of services	310,109	94,884	—		—		404,993

Gross profit	115,718	42,258	—		—		157,976

Operating expenses:
Salaries, wages and commissions	55,287	23,527	—		—		78,814
Other general and administrative	31,476	12,517	(2,183	)(b)	—		41,810
Depreciation and amortization	7,370	3,737	(3,737	)(c)	7,001	(f)	14,371

Total operating expenses	94,133	39,781	(5,920)		7,001		134,995

Operating income (loss)	21,585	2,477	5,920		(7,001)		22,981
Interest income	1,528	186	(186	)(d)	—		1,528
Interest expense	(13)	(2,087)	2,087	(e)	(620	)(g)	(633)
Other expense, net	(128)	(1,243)	—		456	(h)	(915)

Income (loss) before income taxes	$22,972	$(667)	$7,821		$(7,165)		$22,961

See notes to unaudited pro forma combined statement of operations.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003
(in $000’s)

(a)	On March 26, 2004 we acquired the client portfolio of EPIX. The transaction was accomplished by an assignment by EPIX to us of all of its client service agreements, which covered approximately 2,000 clients and approximately 30,000 client employees. We also assumed certain employee benefit plans of EPIX. As part of the transaction, no additional assets or liabilities of EPIX were acquired or assumed by us.

(b)	This adjustment represents the elimination of EPIX lease, rental and utilities expense because we did not acquire or assume obligations related to any tangible or real property in the EPIX acquisition.

(c)	This adjustment represents the elimination of EPIX depreciation expense because we did not acquire any tangible or real property in the EPIX acquisition.

(d)	This adjustment represents the elimination of EPIX interest income because we did not acquire any assets of EPIX other than the client portfolio of EPIX and the Rabbi trust.

(e)	This adjustment represents the elimination of EPIX interest expense because we did not assume any liabilities as a part of the EPIX acquisition except for the Rabbi trust.

(f)	This adjustment represents amortization of identifiable intangible assets acquired in the EPIX acquisition based upon our preliminary allocation of purchase price. The identifiable intangible assets total approximately $35,007 and are being amortized over a five-year period. In the preliminary determination of the lives of the acquired identifiable intangibles we considered the operating history of client service agreements and lives assigned to similar intangibles already recorded on our books.

(g)	This adjustment represents interest expense related to amounts we borrowed to finance the EPIX acquisition under our new revolving credit facility. The adjustment assumes $20,000 of borrowings for the acquisition at our weighted average borrowing rate under our new revolving credit facility of approximately 3.1%. The interest expense was calculated for the entire year.

(h)	This adjustment represents elimination of EPIX expense related to the forgiveness of debt and is not applicable to client service agreements acquired in the EPIX acquisition.

GEVITY HR, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL

STATEMENT SCHEDULE

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Gevity HR, Inc.
Bradenton, Florida

We have audited the accompanying consolidated financial statements and financial statement schedule of Gevity HR, Inc. and subsidiaries (the “Company”) listed in the Index to Consolidated Financial Statements and Financial Statement Schedule on page F-1 of the Annual Report on Form 10-K of the Company for the year ended December 31, 2003. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, during the year ended December 31, 2002 the Company changed from gross revenue reporting to net revenue reporting for client employee salaries, wages and payroll-related taxes.

As discussed in Note 1 to the consolidated financial statements, as of January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

March 11, 2004
(March 26, 2004 as to Note 22)

GEVITY HR, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2003	2002

	(In $000’s, except share and
	per share data)
ASSETS
Current assets:
Cash and cash equivalents	$44,682	$33,769
Certificates of deposit – restricted	6,032	13,431
Marketable securities – restricted	84,271	79,023
Accounts receivable, net	100,829	87,302
Short-term workers’ compensation receivable, net	11,734	—
Deferred tax asset	2,410	7,984
Other current assets	8,281	13,068

Total current assets	258,239	234,577
Property and equipment, net	12,253	16,398
Long-term marketable securities – restricted	17,023	—
Long-term workers’ compensation receivable, net	12,621	—
Intangible assets, net	7,128	—
Goodwill	8,692	8,692
Deferred tax asset	—	123
Other assets	5,608	5,745

Total assets	$321,564	$265,535

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and payroll taxes	$119,432	$93,379
Accrued insurance premiums, health and workers’ compensation insurance reserves	32,071	33,999
Customer deposits and prepayments	9,336	8,150
Accounts payable and other accrued liabilities	4,307	4,408
Income taxes payable	1,833	3,971
Dividends payable	1,161	1,041
Total current liabilities	168,140	144,948
Long-term accrued health and workers’ compensation insurance reserves	59,280	61,672
Deferred tax liability	296	—
Other long-term liabilities	914	310

Total liabilities	228,630	206,930

Commitments and contingencies
Series A convertible, redeemable preferred stock, $.01 par value, ($30,000 liquidation preference) 30,000 shares authorized, issued and outstanding as of December 31, 2003, net	554	—

Shareholders’ equity:
Common stock, $.01 par value
Shares authorized: 100,000,000
Shares issued:
December 31, 2003 – 22,251,477
December 31, 2002 – 20,810,557	223	208
Additional paid in capital	78,715	39,398
Retained earnings	29,734	19,158
Accumulated other comprehensive income	—	1
Treasury stock (3,062,751 and 50,517 shares at cost, respectively)	(16,292)	(160)

Total shareholders’ equity	92,380	58,605

Total liabilities, convertible redeemable preferred stock and shareholders’ equity	$321,564	$265,535

See notes to consolidated financial statements.

GEVITY HR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2003	2002	2001

	(In $000’s, except share and per share data)
Revenues	$425,827	$374,654	$332,828
Cost of services	310,109	284,130	261,843

Gross profit	115,718	90,524	70,985

Operating expenses:
Salaries, wages and commissions	55,287	52,341	61,759
Other general and administrative	31,476	25,091	29,252
Depreciation and amortization	7,370	8,116	9,262

Total operating expenses	94,133	85,548	100,273

Operating income (loss)	21,585	4,976	(29,288)
Interest income, net	1,515	1,986	3,291
Other (expense) income, net	(128)	126	(8)

Income (loss) before income taxes	22,972	7,088	(26,005)
Income tax provision (benefit)	7,581	2,351	(10,402)

Net income (loss)	15,391	4,737	(15,603)
Non-cash charges attributable to beneficial conversion feature and accretion of redemption value of convertible, redeemable preferred stock	166	—	—
Preferred stock dividends	781	—	—

Net income (loss) attributable to common shareholders	$14,444	$4,737	$(15,603)

Net income (loss) per common share
– Basic	$0.73	$0.23	$(0.76)
– Diluted	$0.62	$0.22	$(0.76)

Weighted average common shares outstanding
– Basic	19,686,185	20,722,100	20,605,880
– Diluted	24,649,119	21,073,934	20,605,880

See notes to consolidated financial statements.

GEVITY HR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2003, 2002 and 2001

					Accumulated
	Common		Additional		Other
	Stock	Common	Paid In	Retained	Comprehensive	Treasury
	(Shares)	Stock	Capital	Earnings	Income (Loss)	Stock	Total

	(In $000’s, except for share data)
Balance, December 31, 2000	20,651,107	$207	$38,960	$38,305	$(12)	$—	$77,460
Repurchase and retirement of common stock	(38,545)	(1)	(134)	—	—	—	(135)
Purchase of treasury stock	—	—	—	—	—	(100)	(100)
Common stock dividends paid and payable	—	—	—	(4,124)	—	—	(4,124)
Comprehensive loss:
Unrealized gain on marketable securities	—	—	—	—	13	—
Net loss	—	—	—	(15,603)	—	—
Total comprehensive loss							(15,590)

Balance, December 31, 2001	20,612,562	206	38,826	18,578	1	(100)	57,511
Issuance of common stock	197,995	2	562	—	—	76	640
Purchase of treasury stock	—	—	—	—	—	(136)	(136)
Tax benefit of stock option exercises	—	—	10	—	—	—	10
Common stock dividends paid and payable	—	—	—	(4,157)	—	—	(4,157)
Comprehensive income:
Net income	—	—	—	4,737	—	—
Total comprehensive income							4,737

Balance, December 31, 2002	20,810,557	208	39,398	19,158	1	(160)	58,605
Purchase of treasury stock	—	—	—	—	—	(16,272)	(16,272)
Issuance of common stock	1,440,920	15	7,365	—	—	140	7,520
Tax benefit of stock option exercises	—	—	4,654	—	—	—	4,654
Beneficial conversion discount on redeemable preferred stock	—	—	27,298	—	—	—	27,298
Accretion of beneficial conversion feature on preferred stock	—	—	—	(166)	—	—	(166)
Preferred stock dividends paid and payable	—	—	—	(781)	—	—	(781)
Common stock dividends paid and payable	—	—	—	(3,868)	—	—	(3,868)
Comprehensive income:
Unrealized loss on marketable securities	—	—	—	—	(1)	—
Net income	—	—	—	15,391	—	—
Total comprehensive income							15,390

Balance, December 31, 2003	22,251,477	$223	$78,715	$29,734	$—	$(16,292)	$92,380

See notes to consolidated financial statements.

GEVITY HR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2003	2002	2001

	(In $000’s)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$15,391	$4,737	$(15,603)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,370	8,116	9,262
Deferred tax provision (benefit), net	2,951	(2,257)	(11,387)
Provision for bad debts	305	491	363
Other	87	34	(233)
Changes in operating working capital:
Accounts receivable, net	(13,832)	(8,717)	(8,096)
Other current assets	4,787	(8,862)	(483)
Workers’ compensation receivable	(24,355)	—	—
Other assets	135	(1,509)	707
Accrued insurance premiums, health and workers’ compensation insurance reserves	(1,928)	3,796	6,047
Accrued payroll and payroll taxes	26,053	22,814	(4,822)
Accounts payable and other accrued liabilities	(101)	(1,566)	529
Income taxes payable	5,558	2,840	1,896
Customer deposits and prepayments	1,186	3,947	905
Long-term accrued health and workers’ compensation insurance reserves	(2,392)	13,623	27,519
Other long-term liabilities	604	45	(130)

Net cash provided by operating activities	21,819	37,532	6,474

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities and certificates of deposit	(85,307)	(182,887)	(158,293)
Maturities of marketable securities and certificates of deposit	70,435	127,443	167,300
Purchase of intangible assets	(7,312)	—	—
Capital expenditures	(3,127)	(607)	(7,492)

Net cash (used in) provided by investing activities	(25,311)	(56,051)	1,515

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of cash dividends to shareholders	(4,529)	(4,145)	(3,094)
Proceeds from issuance of Series A Convertible Redeemable Preferred Stock, net of issuance costs	27,686	—	—
Purchase of treasury stock	(16,272)	(136)	(100)
Proceeds from issuance of common shares	7,520	640	—
Repurchase of common shareholders’ interests	—	—	(135)

Net cash provided by (used in) financing activities	14,405	(3,641)	(3,329)

Net increase (decrease) in cash and cash equivalents	10,913	(22,160)	4,660
Cash and cash equivalents – beginning of year	33,769	55,929	51,269

Cash and cash equivalents – end of year	$44,682	$33,769	$55,929

Supplemental disclosure of cash flow information:
Income taxes (refund) paid	(930)	$1,747	$(902)

See notes to consolidated financial statements.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $000’s, except share and per share data)

1.	Summary of Significant Accounting Policies

      Description of Business – Gevity HR, Inc. and subsidiaries (“the Company”) is headquartered in Bradenton, Florida and operates as one business segment. Gevity is a leading provider of end to end human capital management solutions that create business value and promote employee excellence by putting people first. The Company’s high-impact outsourcing services provide a competitive advantage to clients by helping them to find, develop and retain talent, manage the paperwork, and protect their business. Employee focused solutions are delivered by professionals in the Company’s branch offices, supplemented by the industry’s leading Web-based technology. These solutions are provided to small and medium-sized businesses in the United States. The Company’s more than 900 employees are dedicated to providing businesses with typically between 5 and 100 employees, or to larger employers with multiple locations, access to a broad range of outsourced professional human resource services and to effectively become the ‘in-sourced’ human resources department for each such business. The Company has assembled, developed and deployed a very capable team of human resource professionals who have the human resource expertise necessary to deliver to the Company’s clients and their employees a comprehensive, fully integrated human resource solution that is generally available only to larger businesses.

      Delivered through a combination of centralized and local human resource consultants, as well as through leading edge Oracle-based, web-enabled technology, the Company’s tools and services are designed to positively impact each client’s business in two important ways. First, the Company believes that its clients and their employees benefit from the Company’s offering through increased work satisfaction that generally leads to higher productivity. Second, the Company expects that the general profitability of client businesses will be positively impacted since the Company’s services allow their clients’ managers to concentrate on revenue producing activities rather than the time consuming and increasingly complex burdens associated with employee administration.

      As of December 31, 2003, the Company served more than 7,500 clients, as measured by individual client Federal Employer Identification Numbers (“FEIN”), with approximately 106,000 active client employees, and maintained offices in Alabama, Arizona, California, Colorado, Florida, Georgia, Minnesota, New Jersey, New York, North Carolina, Tennessee and Texas.

      Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Gevity HR, Inc. and all of its wholly-owned subsidiaries: Staff Leasing, LLC; Concorda Insurance Company Limited; Gevity HR XII Corp.; Gevity HR XI, LLC; Gevity HR ASO, LLC and the operating limited partnerships (“OLPs”) of Gevity HR, LP; Gevity HR II, LP; Gevity HR III, LP; Gevity HR IV, LP; Gevity HR V, LP; Gevity HR VI, LP; Gevity HR VII, LP ; Gevity HR VIII, LP; Gevity HR IX, LP; and Gevity HR X, LP (hereafter, collectively, the “Company”). All intercompany balances and transactions have been eliminated.

      Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates relate to the reserve for health benefit claims and workers’ compensation claims. Actual results could differ materially from those estimates.

      Cash Equivalents – Cash equivalents are defined as short-term investments with original maturities of three months or less.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

      Marketable Securities – The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date. At December 31, 2003 and December 31, 2002, all of the Company’s investments in marketable securities, including restricted and unrestricted, are classified as available-for-sale, and as a result, are reported at market value. Unrealized gains and losses, net of income taxes, are reported as a separate component of shareholders’ equity and comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income as an addition to or deduction from the coupon interest earned on the investments. The cost of investments sold is based on the specific identification method, and realized gains and losses are included in other income (expense).

      Property and Equipment – Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the lesser of the remaining estimated useful lives of the related assets or lease terms, as follows:

Years

Automobiles	5
Computer hardware and software	3 to 7
Furniture and equipment	5 to 7
Leasehold improvements	Life of lease

      Internal Use Software – Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the estimated useful lives of the software, generally three to five years. Costs incurred during the preliminary project stage, as well as general and administrative, overhead, maintenance and training, and costs that do not add functionality to existing systems, are expensed as incurred.

      Goodwill and Other Intangible Assets – As of January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which addresses the accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be (1) separately disclosed from other intangible assets in the balance sheet, (2) no longer amortized, and (3) tested for impairment on a periodic basis. In accordance with SFAS 142, the Company no longer amortizes goodwill but reviews goodwill for impairment annually, or more frequently if certain indicators arise. The Company has elected the fourth quarter as the quarter to complete its annual goodwill impairment test. The Company concluded that there was no impairment of goodwill as of December 31, 2003 and December 31, 2002. Goodwill amortization expense was $733 for the year ended December 31, 2001. Pro forma net

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

income (loss) and earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001, adjusted to eliminate historical amortization of goodwill and related tax effect are as follows:

		For the Years Ended December 31,

		2003	2002	2001

Net income (loss)	As reported	$15,391	$4,737	$(15,603)
Goodwill amortization, net of tax	As reported	—	—	440

Net income (loss)	Pro forma	$15,391	$4,737	$(15,163)

Basic earnings (loss) per share	As reported	$0.73	$0.23	$(0.76)
	Pro forma	$0.73	$0.23	$(0.74)
Diluted earnings (loss) per share	As reported	$0.62	$0.22	$(0.76)
	Pro forma	$0.62	$0.22	$(0.74)

      The Company adopted SFAS No. 141, Business Combinations, as of July 1, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Acquired intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

      Fair Value of Financial Instruments – The carrying values of cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and other accrued liabilities approximate fair value.

      Valuation of Long-Lived Assets – The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when indicators of impairment are present and undiscounted cash flows estimated to be generated by the asset are less than the asset’s carrying amount. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the related risk.

      Revenue Recognition – The gross billings that the Company charges its clients under its Professional Services Agreement include each client employee’s gross wages, a professional service fee and, to the extent elected by the clients, health and welfare benefit plan costs. The Company’s professional service fee, which is primarily computed on a per employee basis, is intended to yield a profit to the Company and to cover the cost of human resource outsourcing services provided by the Company to the client, certain employment-related taxes and workers’ compensation insurance coverage. The component of the professional service fee related to human resource outsourcing services varies according to the size and location of the client. The component of the service fee related to workers’ compensation and unemployment insurance is based, in part, on the client’s historical claims experience. All charges by the Company are invoiced along with each periodic payroll delivered to the client. The Company accounts for its revenues using the accrual method of accounting. Under the accrual method of accounting, the Company recognizes its revenues in the period in which the client employee performs work. The Company accrues revenues and unbilled receivables for service fees relating to work performed by client employees but unpaid at the end of each period. In addition, the related costs of services are accrued as a liability for the same period. Subsequent to the end of each period, such costs are paid and the related service fees are billed.

      The Company reports revenues from service fees in accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. The Company reports as revenues, on a gross basis, the total amount billed to clients for professional service fees, health

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

and retirement plan fees, workers’ compensation and unemployment insurance fees. The Company reports revenues on a gross basis for these fees because the Company is the primary obligor and deemed to be the principal in these transactions under EITF No. 99-19. The Company reports revenues on a net basis for the amount billed to clients for employee salaries, wages and payroll-related taxes less amounts paid to client employees and taxing authorities for these salaries, wages and taxes.

      Historically the Company reported as revenue the full amount of its gross billings, including the portion that represents the gross wages of its clients’ employees. The Company changed from gross revenue reporting for client employee salaries, wages and certain payroll taxes during the fourth quarter of 2002. Based on the criteria established by EITF No. 99-19, the Company determined that the change better recognized the substance of the transactions between the Company and its clients. In addition, the change would better focus the Company on, and allow investors to better understand, the financial results of the Company’s core business. The change to a more preferable accounting method resulted in no effect on net income or earnings per share. Because of the significance of the reclassification of revenue and expense components to the income statement, the Company previously reflected the change as if it had occurred on January 1, 2000 in the Annual Report on Form 10-K for the Year Ended December 31, 2002.

      The table presented below reflects the effect of the change on the amounts previously reported for the year ended December 31, 2001, and the amounts that would have been reported for the years ended December 31, 2003 and December 31, 2002, under the gross revenue reporting method.

For the Year Ended December 31, 2003:

	Gross Revenue		Net Revenue
	Reporting Method	Reclassification	Reporting Method

Revenues	$3,493,558	$(3,067,731)	$425,827
Cost of services	3,377,840	(3,067,731)	310,109
Gross profit	115,718	—	115,718
Operating expenses	94,133	—	94,133
Net income	$15,391	$—	$15,391

For the Year Ended December 31, 2002:

	Gross Revenue		Net Revenue
	Reporting Method	Reclassification	Reporting Method

Revenues	$3,404,279	$(3,029,625)	$374,654
Cost of services	3,313,755	(3,029,625)	284,130
Gross profit	90,524	—	90,524
Operating expenses	85,548	—	85,548
Net income	$4,737	$—	$4,737

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

For the Year Ended December 31, 2001:

	Gross Revenue		Net Revenue
	Reporting Method	Reclassification	Reporting Method

Revenues	$3,180,003	$(2,847,175)	$332,828
Cost of services	3,109,018	(2,847,175)	261,843
Gross profit	70,985	—	70,985
Operating expenses	100,273	—	100,273
Net loss	$(15,603)	$—	$(15,603)

      Sales and Marketing Commissions and Client Referral Fees – Sales and marketing commissions and client referral fees are expensed as incurred. Such expenses are classified as salaries, wages and commissions in the consolidated statements of operations.

      Workers’ Compensation Costs – The Company has maintained a loss sensitive workers’ compensation program since January 1, 2000. The program was with CNA Financial Corporation, (“CNA”) until December 31, 2002 and is with member insurance companies of American International Group, Inc. (“AIG”) effective January 1, 2003. The insured loss sensitive programs provide insurance coverage for claims incurred in each plan year but which will be paid out over future periods. In states where private insurance is not permitted, client employees are covered by state insurance funds.

      Workers’ compensation expense for the year is based upon premiums paid to the carrier for the current year coverage, estimated total cost of claims to be paid by the Company that fall within the policy deductible, the administrative costs of the programs, the return on investment premium dollars paid as part of the program and the discount rate used to determine the present value of future payments to be made under the program. Additionally, any revisions to the estimates of the prior year loss sensitive programs are recognized in the current year. Workers’ compensation reserves are established based upon the present value of the future payments to be made under the program. A workers’ compensation receivable is established when premium dollars paid into the plan are in excess of required reserves (see Notes 6 and 11).

      At least annually, the Company obtains, from an independent actuary, a calculation of the estimated costs of claims incurred based on the Company’s current and historical loss development trends. The estimated costs of the claims calculated may be subsequently revised by the independent actuary based on future developments relating to such claims.

      Health Benefits – Claims incurred under the health benefit plans are expensed as incurred according to the terms of each contract. For certain contracts, liability reserves are established for the benefit claims reported but not yet paid and claims that have been incurred but not yet reported (see Note 10).

      Stock-Based Compensation – In December 2002, the Financial Accounting Standards boards (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123, Accounting for Stock-based Compensation and Accounting Principle board (“APB”) Opinion No. 28, Interim Financial Reporting, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company implemented SFAS No. 148 effective January 1, 2003 regarding disclosure requirements for condensed financial statements for interim periods. The Company has determined it will not voluntarily change to the fair-market method of accounting for stock-based employee compensation.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

      As permitted by SFAS No. 123 and amended by SFAS No. 148, the Company has elected to continue to account for its stock option plans in accordance with the intrinsic value method prescribed by APB Opinion 25 and related interpretations. Intrinsic value per share is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the options granted under the plans been determined based on the fair value at the grant date consistent with the method prescribed by SFAS No. 123, the Company’s net income (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

		For the Years Ended December 31,

		2003	2002	2001

Net income (loss)	As reported	$15,391	$4,737	$(15,603)
Less: employee compensation for stock option program, net of tax effect	Pro forma	2,454	1,820	2,195

Net income (loss)	Pro forma	$12,937	$2,917	$(17,798)

Basic earnings (loss) per share	As reported	$0.73	$0.23	$(0.76)
	Pro forma	$0.61	$0.14	$(0.86)
Diluted earnings (loss) per share	As reported	$0.62	$0.22	$(0.76)
	Pro forma	$0.52	$0.14	$(0.86)

      Income Taxes – The Company records income tax expense using the asset and liability method of accounting for deferred income taxes. Under such method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of the Company’s assets and liabilities.

      Earnings Per Share – The Company computes and discloses earnings per share in accordance with the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during the year. Common equivalent shares are calculated using the treasury stock method for stock options and assumes conversion of the Company’s convertible, redeemable preferred stock.

      Comprehensive Income (Loss) – SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income and its components. Comprehensive income (loss) is defined as “the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources.” SFAS No. 130 requires that the Company’s change in unrealized gains and losses on equity securities available for sale be included in comprehensive income (loss).

      New Accounting Pronouncements – In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (Interpretation 46). In December 2003, the FASB issued a revision to Interpretation 46 to make certain technical corrections and address certain implementation issues that had arisen. Interpretation 46, as revised, provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. Interpretation 46 was effective immediately for VIEs created after January 31, 2003.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

The Company has evaluated the provisions of this interpretation and determined that it does not have a material impact on the Company’s consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The Company has evaluated the provisions of this statement and determined that it does not have a material impact on the Company’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer. Generally, the statement is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company has evaluated the provisions of this statement and determined that it does not have a material impact on the Company’s consolidated financial statements.

2.	Segment Reporting

      The Company operates in one reportable segment under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, due to its centralized structure and the single bundled service offering that it provides to its clients. The Chief Operating Decision Maker of the Company, as defined in SFAS No. 131, reviews financial information on a Company-wide basis.

3.	Certificates of Deposit – Restricted

      As of December 31, 2003, the Company had certificates of deposit, with original maturities of less than one year, that serve as collateral for certain standby letters of credit issued in connection with one of the Company’s health benefit plans and in connection with utility deposits. At December 31, 2002, the Company had certificates of deposit, with original maturities of less than one year, that served as collateral for certain standby letters of credit issued in connection with the Company’s workers’ compensation and one of the Company’s health benefit plans. Due to the short maturity of these instruments, the carrying amount approximates fair value. These interest-bearing certificates of deposit have been classified as restricted in the accompanying consolidated balance sheets. The interest earned on these certificates is recognized as interest income on the Company’s consolidated statements of operations.

4.	Marketable Securities – Restricted

      At December 31, 2003 and December 31, 2002, the Company’s investment portfolio consisted of restricted marketable debt and equity securities classified as available-for-sale.

      Restricted marketable securities include collateral held in connection with the Company’s workers’ compensation programs, collateral held in connection with the Company’s general insurance programs and escrow amounts held in connection with the TeamStaff acquisition (see Note 8) and have been classified as restricted in the accompanying condensed consolidated balance sheets. Due to the short-term maturity of these instruments, the carrying amount approximates fair value. The interest earned on these certificates and securities is recognized as interest income on the Company’s consolidated statements of income.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

      The carrying amount of the marketable securities portfolio by type and classification as of December 31, 2003 and December 31, 2002 is as follows:

		Gross
	Amortized	Unrealized	Estimated
	Cost	Gain	Fair Value

As of December 31, 2003:
Short-term
Auction market municipal bonds – restricted	$63,450	$—	$63,450
Auction market preferred shares – restricted	11,700	—	11,700
Money market – restricted	9,121	—	9,121

Total short-term marketable securities – restricted	$84,271	$—	$84,271

Long-term
Money market – restricted	$17,023	$—	$17,023

As of December 31, 2002:
Short-term
Auction market municipal bonds – restricted	$57,799	$1	$57,800
Auction market preferred shares – restricted	8,200	—	8,200
Commercial paper – restricted	3,500		3,500
Money market – restricted	9,523	—	9,523

Total short-term marketable securities – restricted	$79,022	$1	$79,023

      For the year ended December 31, 2003, realized losses from the sale of securities approximated $100 based upon the specific identification method. There were no realized gains or losses on the sale of marketable securities for the year ended December 31, 2002.

      There were no unrealized gains or losses on marketable securities as of December 31, 2003. As of December 31, 2002, an unrealized gain, net of tax expense of $0.5, is reflected as other comprehensive income in the consolidated balance sheet.

5.	Accounts Receivable

      At December 31, 2003 and 2002, accounts receivable consisted of the following:

	December 31,	December 31,
	2003	2002

Billed to clients	$6,415	$4,108
Unbilled revenues	95,225	84,025

	101,640	88,133
Less: Allowance for doubtful accounts	(811)	(831)

Total	$100,829	$87,302

6.	Workers’ Compensation Receivable

      The Company established a loss sensitive workers’ compensation insurance program with AIG effective January 1, 2003. In 2003, the Company began to operate a wholly owned Bermuda-based

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

insurance company as a component of its workers’ compensation insurance programs. See Note 11 regarding the Company’s prior years workers’ compensation insurance programs with CNA.

      The 2003 AIG workers’ compensation insurance program provides for a sharing of risk between the Company and AIG whereby AIG assumes risk in at least three areas within the program: (i) individual claim stop loss insurance risk; (ii) aggregate claim stop loss insurance risk; and (iii) premium payment credit risk.

      The Company, through its Bermuda-based insurance company, assumes risk related to claims not subject to the individual claim stop loss insurance amount and claims not subject to the aggregate claim stop loss insurance amount.

      With respect to the individual claim stop loss insurance risk, the Company is responsible for paying, through AIG, claim amounts related to the first $1 million per occurrence. Claim amounts in excess of $1 million per occurrence are insured through the AIG program. The Company, through its Bermuda based insurance company, remits premiums to AIG, to cover AIG’s estimate of claims related to the first $1 million per occurrence. Under the 2003 workers’ compensation insurance program, of the $85,000 of such premiums paid, the Company is guaranteed by AIG to receive a 2.42% per annum fixed return on $73,500 and 1.85% on the remaining amount so long as the premiums remain with AIG for at least 7 years. If excess premium payments are withdrawn prior to the 7-year period, the interest rate is adjusted downward based upon a sliding scale.

      With respect to the aggregate claim stop loss insurance risk, claim amounts in excess of 175% of the insurance company’s estimate of expected losses for the policy year are insured through the AIG program. The amount of the expected losses is established at the beginning of the policy year based on an expected volume of payroll. If the payroll volume varies during the year, the amount of the aggregate claim stop loss insurance risk changes proportionately. The Company generally does not pay additional premiums during the policy year unless payroll volume or actual losses exceed certain estimated amounts established at the beginning of the policy year. This results in premium payment credit risk to AIG. Additionally, AIG does not require collateral equal to the limits of the aggregate claim stop loss amount. The absence of this collateral requirement results in credit risk to AIG.

      Finally, with respect to the premium payment credit risk, this program is a fully insured policy written by AIG. If the Company were to fail to make premium payments to AIG as scheduled, then AIG would be responsible for the payment of all losses under the terms of the policy. AIG required the Company to provide $17,000 of collateral related to premium payment credit risk. The required collateral is provided in the form of cash and short-term investments placed into a trust account. The Company has reached an agreement with AIG whereby the $17,000 of collateral related to premium payment credit risk for the 2003 plan year will serve as collateral for the 2004 plan year. This amount, along with the related interest earned to date, has been included as long-term marketable securities – restricted as of December 31, 2003.

      The Company accrues for workers’ compensation costs under the AIG program based upon premiums paid, estimated total costs of claims to be paid by the Company that fall within the $1.0 million policy deductible, the administrative costs of the program, return on investment premium dollars paid and the discount rate used to determined the net present value of the expected future payments to be made under the program. At December 31, 2003 the discount rate used to calculate the present value of claim liability was 2.5%. Premium payments made to AIG during 2003 were in excess of the present value of the estimated claim liability. This resulted in a workers’ compensation receivable, net, at December 31, 2003.

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(in $000’s, except share and per share data)

      The following table summarizes the activity related to the 2003 AIG workers’ compensation insurance program:

Premium payments to AIG	$85,000
Interest earned on premium payments	776
Claims paid by AIG	(14,502)
Present value of future claims liabilities	(46,919)

Total workers’ compensation receivable	24,355
Short-term workers’ compensation receivable, net	11,734

Long-term workers’ compensation receivable, net	$12,621

7.	Property and Equipment

      At December 31, 2003 and 2002, property and equipment consisted of the following:

	December 31,	December 31,
	2003	2002

Leasehold improvements	$2,542	$2,426
Furniture and fixtures	3,452	3,403
Vehicles	—	25
Equipment	2,128	2,111
Computer hardware and software	42,469	46,482

Total property and equipment	50,591	54,447
Less accumulated depreciation	(38,338)	(38,049)

	$12,253	$16,398

      For the years ended December 31, 2003, 2002, and 2001, depreciation expense was $7,184, $7,783, and $8,475, respectively.

8.	Intangible Assets

TeamStaff Acquisition

      On November 17, 2003, the Company acquired the human resource outsourcing client portfolio of TeamStaff, Inc, a New Jersey corporation (“TeamStaff”) together with other assets. The transaction was accomplished through an assignment by TeamStaff (and its subsidiaries) to the Company of all of its client service agreements, which covered over 1,500 clients and over 16,000 client employees. The other assets acquired consisted primarily of a proprietary benefits reconciliation software program and leases of certain office space occupied by TeamStaff. In addition, approximately 70 internal employees of TeamStaff became employees of the Company.

      The purchase price for the acquired assets was $9,683 (including direct acquisition costs of approximately $183), which the Company paid in cash from its internal funds. Of this amount, $2,500 is being held in an escrow account and will be disbursed based upon the retention of clients acquired and new clients obtained by former sales personnel of TeamStaff. Retention will be measured by the comparison of annualized professional service fees for the transferred clients as of November 17, 2003, with annualized professional service fees for the total of all former TeamStaff clients and new clients obtained by former TeamStaff sales personnel that process a payroll after February 14, 2004. To the extent

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(in $000’s, except share and per share data)

that the annualized professional fees for those client payrolls processed after February 14, 2004 is less than the November 17, 2003 annualized professional service fees, the amount of such difference will be paid from the escrow account to the Company (up to a maximum of $2,500). The remaining escrow balance, if any, will be paid to TeamStaff. The Company estimates that the client retention during the measurement period will be in excess of 90%.

      The TeamStaff acquisition was accounted for by the purchase method, in accordance with SFAS No. 141, Business Combinations. The results of operations for TeamStaff are included in the Company’s statement of operations for the period November 17, 2003 through December 31, 2003. The purchase price of $7,183 (excluding $2,500 of contingent purchase price included with marketable securities-restricted as of December 31, 2003) was allocated to assets acquired based upon their estimated fair value on the date of acquisition as determined by third party valuation and management estimates. This resulted in 100% of the purchase price being allocated to the client list intangible asset. This intangible asset is being amortized on a straight-line basis over its estimated useful life of 5 years. At December 31, 2003, the TeamStaff client list intangible asset is equal to $7,004 (net of accumulated amortization of $179). Resolution of the contingency may result in an additional amount (up to $2,500) allocated to the intangible asset.

      In accordance with the TeamStaff purchase agreement, TeamStaff and the Company agreed to pro-rate certain November costs and TeamStaff agreed to pay the Company for the assumption of certain employment related liabilities. TeamStaff also agreed to perform transition services through January 31, 2004, for a fee and the Company agreed to process payroll for TeamStaff’s internal employees under a co-employment arrangement through December 31, 2003. In connection with the above, and as a result of net cash received by TeamStaff related to client billings subsequent to November 17, 2003, the Company has recorded a receivable from TeamStaff of approximately $2,671 at December 31, 2003. This receivable is included in other current assets on the Company’s Consolidated Balance Sheet as of December 31, 2003. TeamStaff is currently reviewing the components of the receivable. As a result, the receivable as of December 31, 2003, has not been agreed to by both parties.

Other

      During the year ended December 31, 2003, the Company purchased a client list for approximately $129 (including direct acquisition costs of $27). At December 31, 2003, the portion of the intangible asset related to this client list (which is being amortized on a straight-line basis over the estimated useful life of 5 years) is equal to $124 (net of accumulated amortization of $5).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

9.	Other Assets

      At December 31, 2003 and 2002, other current assets consisted of the following:

	December 31,	December 31,
	2003	2002

Due from TeamStaff	$2,671	$—
Prepaid insurance	755	9,129
Employee receivables	1,618	1,409
Prepaid employment taxes	1,380	805
Other prepaid expenses	1,271	1,310
Other receivables	310	362
Short-term deposits	276	—
Other	—	53

Total other current assets	$8,281	$13,068

      See Note 8 for a discussion of amounts Due from TeamStaff.

      At December 31, 2003 and 2002, other assets consisted of the following:

	December 31,	December 31,
	2003	2002

Deposits	$5,568	$5,678
Other	40	67

	$5,608	$5,745

      For the years ended December 31, 2003, 2002 and 2001, other amortization expense, related to other assets, was $2, $333, and $54, respectively.

10.	Health Benefits

      Blue Cross and Blue Shield of Florida, Inc. (“BCBS”) is the primary partner in Florida, delivering medical care benefits to approximately 22,000 Florida client employees. The Company’s policy with BCBS is a minimum premium policy expiring September 30, 2005. Pursuant to this policy, the Company is obligated to reimburse BCBS for the cost of the claims incurred by participants under the plan, plus the cost of plan administration. The administrative costs per covered client employee associated with this policy are specified by year and the aggregate loss coverage is provided to the Company at the level of 115% of projected claims. The Company’s obligation to BCBS related to incurred but not reported claims is secured by a letter of credit. As of December 31, 2003, the amount of the letter of credit for BCBS securing such obligations was $6,000. The amount of the letter of credit is intended to approximate one month’s claims payments. The policy allows for an adjustment to the letter of credit amounts based on premium volume and for increases to the claims payment factor to a maximum of two months of expected claims payments.

      Aetna is the primary medical care benefits provider for approximately 16,000 client employees throughout the remainder of the country including client employees acquired in the TeamStaff acquisition. The Company’s 2004 policy with Aetna provides for an HMO and PPO offering to plan participants. The Aetna HMO medical benefit plans are subject to a guaranteed cost contract that caps the Company’s annual liability. The Aetna PPO medical benefit plan is a retrospective funding arrangement whereby the PPO plan is subject to a 7.5% additional premium if actual claims are greater than projected at the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

inception of the policy year. Client employees acquired in the TeamStaff acquisition continue to be provided medical care benefits under existing Aetna medical benefit plan policies that are subject to guaranteed cost contracts that cap the Company’s annual liability.

      The Company provides to approximately 1,000 client employees, in various areas of the country, regional medical benefit plans. Medical benefit plan providers under such plans are Kaiser Foundation Health Plan, Inc. in California, Health Partners (Minnesota) in Minnesota, Harvard Pilgrim Healthcare in Massachusetts and Capital Health Plans in the Tallahassee, Florida region.

      The Company’s dental plans, which include both a PPO and HMO offering, are primarily provided by Aetna for all client employees who elect coverage. In addition, Delta Dental provides dental coverage for certain client employees acquired in the TeamStaff acquisition. All dental plans are subject to guaranteed cost contracts that cap the Company’s annual liability.

      In addition to dental coverage, the Company offers various guaranteed cost insurance programs to client employees such as vision care, life, accidental death and dismemberment, short-term disability and long-term disability.

      In certain instances, the Company decides to make a contribution toward the medical benefit plan costs of certain clients. This contribution is referred to as a health benefit subsidy. The addition of the client employees of these clients as participants in the Company’s medical benefit plans helps to stabilize the overall claims experience risk associated with those plans. An aggregate health benefit subsidy in excess of a planned amount may occur when medical cost inflation exceeds expected medical cost trends or when medical benefit plan enrollment of those who qualify for a subsidy exceeds expectations. During the years ended December 31, 2003, 2002 and 2001, the Company recorded an aggregate health benefit subsidy of $0, $9,500 and $9,283, respectively.

      Included in accrued insurance premiums, health and workers’ compensation insurance reserves at December 31, 2003 and December 31, 2002 are $20,233 and $20,274, respectively, of short-term liabilities related to the Company’s health care plans. Included in long-term accrued health and workers’ compensation reserves at December 31, 2002 are $1,000 of long-term liabilities related to the Company’s health benefit plans. There were no long-term liabilities related to the Company’s health benefit plans at December 31, 2003.

      Health benefit reserves are based primarily upon an independent actuarial estimate of claims incurred but not reported and for claims reported but not yet paid. The calculation of these reserves is based upon a number of factors, including current and historical claims payment patterns and medical trend rates.

11.	Workers’ Compensation Insurance Reserves

      The Company has loss sensitive workers’ compensation insurance programs with CNA for policy years 2000, 2001 and 2002. See Note 6 regarding the Company’s 2003 workers’ compensation insurance program with AIG.

      The CNA insurance program provides for a sharing of risk between the Company and CNA whereby CNA assumes risk in at least four areas within the program: (i) individual claim stop loss insurance risk; (ii) aggregate claim stop loss insurance risk; (iii) claim payment timing risk; and (iv) premium payment credit risk.

      The Company assumes risk related to claims not subject to the individual claim stop loss insurance amount, claims not subject to the aggregate claim stop loss insurance amount and claims not subject to the claim payment timing risk.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

      With respect to the individual claim stop loss insurance risk, the Company is responsible for paying, through CNA, claim amounts related to the first $1 million per occurrence. Claim amounts in excess of $1 million per occurrence are insured through the CNA program.

      With respect to the aggregate claim stop loss insurance risk, the Company is responsible for remitting premium payments to CNA sufficient to fund 130% of the insurance company’s estimate of expected losses for the policy year. The amount of the expected losses is established at the beginning of the policy year based on an expected volume of payroll. If the payroll volume varies during the year, the amount of the aggregate claim stop loss insurance risk changes proportionately. Total claims amounts during the policy year that exceed 130% of the expected loss amount are insured through the CNA program. The Company generally does not pay additional premiums during the policy year unless payroll volume or losses exceed the estimated amounts established at the beginning of the policy year.

      With respect to the claim payment timing risk, the Company pays premiums to CNA and guarantees a specific investment return on those premium payments. If the premium payments plus the guaranteed investment returns are not adequate to fund a specific amount of claims due to the payment pattern of those claims being faster than expected, then CNA is required to fund the additional amounts required.

      For the 2000 and 2001 programs, the Company guaranteed that the premium paid to CNA would earn an annual rate of return equal to seven percent. For the 2002 program, the Company guaranteed CNA that the premium would earn a rate of return equal to four and one-quarter percent. The Company is required to pay additional premiums to CNA after the close of each calendar year based on the difference between the actual return earned by the premium paid and the guaranteed annual rate of return. The additional premium paid to CNA is used to pay claims incurred during the policy year and is included in the amount of accrued insurance premium reserves at December 31, 2003 and December 31, 2002.

      Finally, with respect to the premium payment credit risk, since this program is a fully insured policy written by CNA, if the Company were to fail to make premium payments to CNA as scheduled, then CNA would be responsible for the payment of all losses under the terms of the policy. CNA does require the Company to provide collateral based on the estimate of expected losses for each policy year. The payment of first year claims by the Company and premium payments to fund claims to be paid in later years by CNA reduce the amount of the total collateral to be provided by the Company. The required collateral can be provided in the form of deposits paid to CNA, cash and short-term investments placed into a trust account, letters of credit and surety bond collateral provided by independent surety bond companies. CNA does not receive collateral equal to the limits of the aggregate claim stop loss insurance amount, which is 130% of the estimate of the expected losses for the policy year. Such collateral amount is established at the beginning of the policy year and actual payroll volumes may vary, resulting in a difference in the amount of expected losses and in the amount of collateral provided based on estimates of expected losses made at the inception of each policy year. Such variances, in addition to not receiving collateral equal to the aggregate claim stop loss amount, results in credit and premium payment risk to CNA.

      The Company accrues for workers’ compensation costs under the CNA program based upon payroll dollars paid to client employees, the specific risks associated with the type of work performed by the client employees, the administrative costs of the program, the expected rate of return earned by premium dollars paid to CNA as part of the program and the discount rate used to determine the present value of future payments to be made under the program. Total liabilities for workers’ compensation costs at December 31, 2003 and December 31, 2002, were $71,118 and $74,397, respectively, of which $59,280 and $60,672, respectively, were classified as long-term. The discount rate used to calculate the present value of the claim liabilities was 2.5% at December 31, 2003 and 4.0% at December 31, 2002.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

      The Company had issued $7,000 in standby letters of credit at December 31, 2002, in conjunction with the Company’s CNA workers’ compensation insurance programs. There were no standby letters of credit issued in connection with the CNA policies at December 31, 2003. In addition, the Company had pledged $79,136 and $79,023 in restricted marketable securities at December 31, 2003 and December 31, 2002, respectively, as collateral for the Company’s CNA workers’ compensation programs.

12.	Commitments and Contingencies

Operating Leases

      The Company occupies office facilities and leases office equipment under operating leases, which expire in various years through 2009. Rent expense was $5,639, $5,015, and $5,040 for the years ended December 31, 2003, 2002, and 2001, respectively. Future minimum payments under non-cancelable operating leases as of December 31, 2003 are as follows:

Year Ending December 31,	Amount

2004	$5,337
2005	3,698
2006	1,393
2007	653
2008	593
Thereafter	142

$11,816

Litigation

      On April 30, 1999, a shareholder of the Company brought a class action in the Twelfth Judicial Division, Manatee County, Florida, against the Company and certain of its directors alleging that the directors and senior officers of the Company breached their fiduciary duty to shareholders by failing to pursue a proposal from Paribas Principal Partners to acquire the Company in order to entrench themselves in the management of the Company. At a hearing held on September 26, 2003, the Circuit Court of the Twelfth Judicial Circuit in and for Manatee County, Florida, approved settlement of the class action lawsuit. The terms of the settlement include no admission of liability or wrongdoing on the part of the Company or the individual defendants, and call for payment in the total amount of $1.8 million to the class members who make a claim and do not request exclusion, inclusive of attorneys’ fees and costs. The settlement will be paid out of insurance proceeds with no financial impact to the Company.

      On August 12, 2003, a former employee filed a lawsuit against the Company (Donald Lauderback vs. Gevity HR, Inc., d/b/a Gevity HR Healthcare Plan) in the U.S. District Court for the Northern District of Texas. The plaintiff sought monetary damages based on his claim that the Company wrongfully terminated him after approximately two weeks of employment, for raising concerns related to the operation of the Company’s health insurance programs. He also sought monetary damages for a purported class of individuals based on the manner in which the Company operated its health insurance programs. On February 27, 2004, the Court granted the Company’s Motion to Dismiss All Claims and on March 1, 2004, entered Final Judgment in which all of Plaintiff’s claims were dismissed with prejudice.

      The Company is a party to certain other pending claims that have arisen in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the consolidated financial position or results of operations if adversely resolved. However, the defense and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

settlement of such claims may impact the future availability, retention amounts and cost to the Company of applicable insurance coverage.

Regulatory Matters

      The Company’s employer and health care operations are subject to numerous federal, state and local laws related to employment, taxes and benefit plan matters. Generally, these rules affect all companies in the U.S. However, the rules that govern Professional Employer Organizations (“PEOs”) constitute an evolving area due to uncertainties resulting from the non-traditional employment relationship between the PEO, the client and the client employees. Many federal and state laws relating to tax and employment matters were enacted before the widespread existence of PEOs and do not specifically address the obligations and responsibilities of these PEO relationships. If the IRS concludes that PEOs are not “employers” of certain client employees for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), the tax qualified status of the Company’s defined contribution retirement plan as in effect prior to April 1, 1997 could be revoked, its cafeteria plan may lose its favorable tax status and the Company, as defined, may no longer be able to assume the client’s federal employment tax withholding obligations and certain defined employee benefit plans maintained by the Company may be denied the ability to deliver benefits on a tax-favored basis as intended.

      On May 13, 2002, the IRS released guidance applicable solely to the tax-qualified status of defined contribution retirement plans maintained by PEOs. In that guidance, the IRS declared that it would not assert a violation of the exclusive benefit rule under Section 401(a) of the Code if a PEO that maintains a single employer defined contribution retirement plan for client employees takes certain remedial action by the last day of the first plan year beginning on or after January 1, 2003. The Company maintained a frozen single employer defined contribution retirement plan benefiting certain client employees and took remedial action to qualify for the relief provided under the IRS guidance within the applicable deadline. As part of the remedial action, all of the plan’s assets (approximately $884) were transferred out of the plan, as directed by participants, and the plan was terminated.

      The Company also maintains two defined contribution retirement plans (including a multiple employer plan acquired in the TeamStaff acquisition) with participants that include client employees. The plans are designed as multiple employer plans and, as such, their status is unaffected by the recent IRS guidance. Any other adverse developments in the above noted areas could have a material effect on the Company’s financial condition and future results of operations.

13.	Convertible Redeemable Preferred Stock

      On June 6, 2003, the Company sold its Series A Convertible, Redeemable Preferred Stock (the “Series A Preferred Stock”), to Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership (collectively, “Frontenac”), each a limited partnership and an affiliate of Frontenac Company LLC, SunTrust Equity Funding, LLC d/b/a/ SunTrust Equity Partners, BVCF IV, L.P., an affiliate of Adams Street Partners, LLC and C&B Capital, L.P. (collectively, the “Purchasers”). This sale was pursuant to the Preferred Stock Purchase Agreement dated as of April 24, 2003, as amended on June 3, 2003 to include C&B Capital, L.P. as an additional purchaser (as amended, the “Purchase Agreement”). Under the terms of the Purchase Agreement, the Company agreed to issue and sell to the Purchasers an aggregate of 30,000 shares of the Series A Preferred Stock, par value of $.01, for a purchase price of $1,000 per share (“Liquidation Value”). The Purchase Agreement was entered into pursuant to a letter agreement dated March 5, 2003. Proceeds from the sale totaled $27,686, net of issuance costs of $2,314.

      Proceeds from the transaction totaling $16,272 were used to purchase from Charles S. Craig, a former director of the Company, 2,997,734 shares of the Company’s common stock, $.01 par value per share (the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

“Common Stock”), at a net price of $5.38 per share, and to purchase from him options to purchase 60,000 shares of Common Stock for an aggregate price of $144. The remaining proceeds were partially used to fund the TeamStaff acquisition ($9,683), with the remaining balance added to the Company’s working capital.

Dividends

      Holders of the Series A Preferred Stock are entitled to receive dividends equal to 4% per annum. Dividends accrue on a daily basis on the sum of the Liquidation Value thereof plus all accumulated and unpaid dividends. Such dividends accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. All dividends accrued on the Series A Preferred Stock are payable in cash on January 31, April 30, July 31, and October 31 of each year, beginning July 31, 2003. As of December 31, 2003, the Company had accrued $201 of preferred stock dividends related to the January 31, 2004 dividend payment date.

      To the extent the Company declares or pays any dividends (other than in stock) on the Company’s Common Stock and the dividend is greater than the dividend the holders of the Series A Preferred Stock would otherwise receive, the holders of the Series A Preferred Stock must be paid a comparable dividend based upon the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock had all of the outstanding Series A Preferred Stock been converted immediately prior to the record date for the Common Stock dividend. In June 2003, the Company declared a cash dividend of $0.05 per share on its Common Stock for shareholders of record on July 15, 2003. In July 2003, the Company paid $276 of preferred stock dividends based upon the value of the Common Stock dividend on an “as if converted” basis.

      Under the terms of the Series A Preferred Stock, the consent of the Majority Holders (currently Frontenac), as defined in the Purchase Agreement, were or will be required for the payment of dividends to the Common Stock holders in excess of 50% of net income for 2003 and 2004, in excess of 40% of net income for 2005, and in excess of 30% of net income thereafter, so long as Frontenac holds (or is entitled to vote) a majority of the Preferred Stock.

Conversion Rights

      The Series A Preferred Stock is convertible at any time into shares of Common Stock, at an initial conversion price of $5.44 per share of Common Stock. The conversion price is the average of the closing prices of the Common Stock for the five business days preceding March 5, 2003 (the execution date of the letter of intent for the Series A Preferred Stock transaction). The conversion price is subject to adjustment in certain circumstances that primarily relate to the prevention of dilution of the conversion rights granted. To determine the number of shares of Common Stock issuable upon conversion, the number of shares of Series A Preferred Stock being converted is multiplied by $1,000 and the result is divided by the conversion price then in effect. The Series A Preferred Stock is convertible into 5,514,705 shares of Common Stock based on the conversion price of $5.44.

Company Call Rights

      If at any time after June 6, 2005, the average closing prices for the Company’s Common Stock has equaled or exceeded $21.76 for a period of at least 30 consecutive trading days preceding the date of a liquidity notice given by the Company to the holders of Series A Preferred Stock, then the Company may choose to effect a Liquidity Event. A Liquidity Event is defined as, at the Company’s option, the consummation of an underwritten public offering, the closing of a purchase by the Company of the Series A Preferred Stock or a combination of both. Upon the happening of a Liquidity Event, holders of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

the Series A Preferred Stock will receive, with respect to at least 50% of their outstanding Series A Preferred Stock, cash in an amount per share of Common Stock into which the Series A Preferred Stock is convertible, equal to:

•	if a public offering, the price per share paid by the purchasers in the public offering; and,

•	if a purchase by the Company, the market price per share of Common Stock as of the date of the Liquidity Event;

but in either case not less than $21.76. Any shares of Series A Preferred Stock not purchased by the Company or sold in the public offering will automatically convert into Common Stock.

Redemption

Voluntary Redemption Offer

      The Company may offer to redeem 10,000 shares of the Series A Preferred Stock on July 31 of each of the years 2006, 2007 and 2008. The Majority Holders have the option to accept the offer with respect to all or any portion of their shares. If accepted by the Majority Holders, the Company is required to redeem the shares requested by the Majority Holders and the shares of any other holder of the Series A Preferred Stock accepting the offer, up to an aggregate of 10,000 shares. The voluntary redemption price is the sum of the Liquidation Value, accrued and unpaid dividends and an amount sufficient to provide a 25% internal rate of return (the “Premium Redemption Price”).

Majority Holder Demand Redemption

      The Majority Holder may require the Company to redeem up to 10,000 shares of the Series A Preferred Stock on each of the following dates (the “Demand Redemption Dates”):

•	July 31, 2009, if the Company did not make a voluntary redemption offer on July 31, 2006;

•	July 31, 2010, if the Company did not make a voluntary redemption offer on July 31, 2007; and

•	July 31, 2011, if the Company did not make a voluntary redemption offer on July 31, 2008.

      The demand redemption price is the Liquidation Value plus accrued and unpaid dividends. In July 2003, the holders of Series A Preferred Stock irrevocably waived their right to receive in payment of the demand redemption price the greater of the sum of the fair market value of the Common Stock issuable on conversion plus accrued and unpaid dividends and the Liquidation Value plus accrued and unpaid dividends (the “Cash Redemption Price”).

Company’s Additional Redemption Offer

      Any time after June 6, 2008, and on or before July 31, 2011, the Company may redeem all (but not less than all) of the Series A Preferred Stock then outstanding if:

•	the Majority Holders have not consented to a Change of Ownership, Fundamental Change or Organic Change (each as defined in the Certificate of Designation of the Series A Preferred Stock) within 30 days after receiving the Company’s request for approval; and

•	the Company has made all of the voluntary redemption offers (previously described) on each voluntary redemption date.

      The redemption price in this case is the greater of the Premium Redemption Price or the Cash Redemption Price.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

Special Redemption

      If there is a Change in Ownership or a Fundamental Change, the Majority Holders may require the Company to redeem all or a portion of the Series A Preferred Stock. The redemption price in this case is the Cash Redemption Price.

Voting Rights

      The holders of the Series A Preferred Stock, voting separately at an annual or special meeting, will vote their shares to elect two directors to serve as members of the Company’s board of directors. As permitted, Frontenac has designated two persons to serve on the board of directors until the 2004 annual meeting and such persons were elected as directors as of June 6, 2003. This right will terminate on the earlier of the date on which Frontenac is no longer the Majority Holder and the date on which there are no shares of Series A Preferred Stock outstanding.

      The holders of Series A Preferred Stock are entitled to one vote for each share of Common Stock into which their Series A Preferred Stock was convertible on the date of its original issue, subject to certain adjustments for stock splits, stock dividends, stock purchase rights, recapitalizations and similar matters, and will vote together with the holders of Common Stock on all matters except the election of the two members of the board of directors and the approval rights referred to in the next sentence. In addition, the Company may not, without the affirmative vote of Frontenac, so long as Frontenac is the Majority Holder of the outstanding Series A Preferred Stock, take certain specified actions generally involving capital transactions and significant changes to the Company’s business.

Liquidation Preference

      Upon the liquidation, dissolution or winding up of the Company, each holder of the Series A Preferred Stock will be entitled to receive, before distributions are made to any other shareholders, the greater of (the “Liquidation Payment Amount”):

•	the aggregate Liquidation Value plus all accrued and unpaid dividends; and

•	the aggregate amount that would have been paid in connection with the liquidation event to the holders of the Series A Preferred stock on as-converted basis.

Deemed Liquidation

      The Majority Holders may deem any of the following to be a “Liquidation Event”:

•	any consolidation or merger of the Company (other than a merger in which the Company is the surviving entity, the terms of the Series A Preferred Stock remain unchanged, the holders of capital stock who possess the voting power to elect a majority of the board of directors continue to possess such voting power, and no person other than the holders of Series A Preferred Stock has beneficial ownership of more than 25% of the outstanding Common Stock);

•	any sale or transfer of all or substantially all of the assets of the Company; or

•	any sale, transfer or issuance of shares of capital stock by the Company or a shareholder, the result of which causes the holders of capital stock who possessed the voting power to elect a majority of the board of directors to lose such power.

      If the Majority Holders deem an event to be a Liquidation Event, the holders of the Series A Preferred Stock will be entitled to receive a payment equal to the Liquidation Payment Amount.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

Registration Rights

      The Company and the Purchasers entered into a Registration Rights Agreement under which the Purchasers and subsequent holders of the Series A Preferred Stock have been granted certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

Noncompliance

      Upon certain events of noncompliance with covenants contained in the Certificate of Designation of the Series A Preferred Stock, the following may occur:

•	the dividend rate on the Series A Preferred Stock will increase by an increment of 1% and will continue to increase every 90 days by an additional increment of 1%, not to exceed the greater of (i) 8%, or (ii) the prime rate plus 400 basis points;

•	the holders of Series A Preferred Stock will receive special voting rights, giving them a total of one additional vote as board members, exercisable as to 1/2 vote by each director elected by holders of Series A Preferred Stock; and

•	the Company may be obligated to redeem all of the Series A Preferred Stock at the greater of the Premium Redemption Price or the Cash Redemption Price.

      As of December 31, 2003, the Company is not aware of any event of noncompliance.

Financial Statement Presentation

      The Company has classified the Series A Preferred Stock outside of permanent equity as a result of certain redemption features. The Series A Preferred Stock was recorded at its fair value on the date of issuance of approximately $30,000 less issuance costs of $2,314, and less an allocation of $27,298 to a beneficial conversion feature. The beneficial conversion feature resulted from the conversion feature of the Series A Preferred Stock that was in-the-money at the date of issuance attributable to the increase in the market price of the Company’s Common Stock during the period from the date on which the conversion price was fixed (approximating market price at that time) and the date on which the Series A Preferred Stock was issued. The beneficial conversion feature is calculated as the difference between the market price and the conversion price on the date of issuance, multiplied by the number of shares of Common Stock into which the Series A Preferred Stock is convertible. The beneficial conversion amount is recorded as a reduction of the carrying value of the Series A Preferred Stock and an increase to additional paid-in-capital. The difference between the aggregate Liquidation Value of $30,000 and the initial balance of $388 recorded in the Series A Preferred Stock account on the Company’s balance sheet, as a result of the beneficial conversion feature and the cost of issuance (“Redemption Value”), is being accreted over the periods from the date of issuance to the respective Demand Redemption Dates for each 10,000 share tranche, utilizing the interest method. Accretion of the Redemption Value is recognized as an increase in the carrying value of the Series A Preferred Stock and as a return to the holders of Series A Preferred Stock and approximated $166 for the year ended December 31, 2003.

14.	Related Parties

      Certain members of the board of directors utilized the services of the Company with respect to themselves and/or their companies. The amount of service fees paid by the directors or their companies was $60, $60 and $66 in 2003, 2002, and 2001, respectively.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

15.	Retirement Plan

      The Company offers a defined contribution 401(k) retirement plan to its internal employees as well as its external client employees. In 2002, the Company did not match any portion of internal employees’ elective contributions. In 2001 and 2003, the Company matched 50% of internal employees’ contributions up to a maximum of 2% of employees’ compensation. The Company had 401(k) retirement matching expense of $184, $0 and $464, for the years 2003, 2002, and 2001, respectively. The Company’s 401(k) plan is designed to be a “multiple employer” plan under the Internal Revenue Code Section 413(c). This “multiple employer” plan enables employee-owners, as well as highly compensated internal and external employees of the Company, to participate.

16.	Geographic Market Concentration and Dependence on Key Vendors

      Geographic Market Concentration – As of December 31, 2003, the Company had offices in thirteen states and client employees in 49 states. The Company’s Florida client billings accounted for 61%, 74% and 68% of the Company’s total client billings in 2003, 2002 and 2001, respectively. As a result of the size of the Company’s base of client employees in Florida, the Company’s profitability over the next several years is expected to be largely dependent on economic and regulatory conditions in Florida. Any adverse change in either of these conditions could have a material adverse effect on the Company’s future profitability and growth prospects.

      Dependence on Key Vendors – The maintenance of insurance plans including workers’ compensation and health that cover client employees is a significant part of the Company’s business. The current contracts are provided by vendors on terms that the Company believes to be favorable. While the Company believes that replacement contracts could be obtained on competitive terms with other carriers, such replacement could cause a significant disruption to the Company’s business resulting in a decrease in client retention and general dissatisfaction with the Company’s service offering. This, in turn, could have a material adverse effect on the Company’s future results of operations or financial condition.

17.	Equity

Employee Stock Option Plan

      In 1997, the Company adopted the 1997 Stock Incentive Plan (the “1997 Plan”). The 1997 Plan provides for various equity incentives, including options, to be granted to key employees, officers, and directors of Gevity HR, Inc. Initially, 2,500,000 shares of common stock were authorized for issuance under the 1997 plan. In May of 2000, shareholders approved an amendment to the plan that increased the number of shares reserved for issuance under the plan to 4,500,000 shares. Options granted to date under the 1997 Plan generally have a vesting period of 4 years for officers and key employees and generally are immediately vested for non-employee directors. Options generally may not be exercised more than 10 years from the date of the grant.

      In May 2002, the shareholders approved the 2002 Incentive Plan (the “2002 Plan”). The 2002 Plan provides for various equity incentives including options, to be granted to key employees, officers, and directors of Gevity HR, Inc. Under the 2002 Plan, 2,000,000 shares of Common Stock were authorized for issuance. Options granted to date under the 2002 Plan have a vesting period of 4 years and may not be exercised more than 10 years from the date of the grant.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

      Under both stock option plans, the exercise price of each option equals the market price of the Company’s common stock on the date of grant and accordingly under APB No. 25, no compensation expense is recognized. For pro forma disclosure purposes (included in Note 1), in accordance with SFAS No. 123, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,

	2003	2002	2001

Risk-free interest rate	4.61%	5.03%	5.40%
Expected dividend yield	1.10%	5.13%	8.85%
Expected volatility	77.18%	79.61%	81.49%
Expected option life (in years)	7.0	7.0	6.4

      Using the Black-Scholes option-pricing model, the weighted-average fair values of options at their grant date during 2003, 2002 and 2001 were $11.78, $1.90 and $0.76, respectively.

      The following table summarizes the activity in the Company’s stock option plans for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	5,217,433	$4.61	3,534,233	$5.13	2,832,853	$6.52
Granted	1,164,239	$17.95	2,277,000	$1.90	1,398,500	$2.12
Exercised	(1,440,920)	$5.23	(8,750)	$2.01	—	—
Forfeited	(444,824)	$4.93	(585,050)	$4.75	(697,120)	$4.75

Outstanding at end of year	4,495,928	$7.83	5,217,433	$4.61	3,534,233	$5.13

Exercisable at end of year	1,526,714	$6.34	1,910,717	$6.57	1,289,020	$8.18

      Components of stock options outstanding under the Company’s options plans as of December 31, 2003 are as follows:

Options Outstanding				Options Exercisable

	Number of	Remaining	Weighted-Average	Number of	Weighted-Average
Range of Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$0.00 - $2.95	627,478	7.9 Years	$1.78	223,978	$1.72
$2.96 - $5.90	2,452,747	8.2 Years	$3.84	881,272	$3.82
$5.91 - $8.85	117,026	6.2 Years	$8.33	108,776	$8.44
$8.86 - $11.80	143,488	5.7 Years	$11.02	83,488	$11.60
$11.81 - $14.75	62,000	5.5 Years	$12.53	55,000	$12.38
$14.76 - $17.70	466,700	8.9 Years	$16.87	51,700	$17.00
$17.71 - $20.65	64,500	3.7 Years	$18.45	52,500	$18.06
$20.66 - $23.60	561,989	10.0 Years	$21.85	70,000	$21.85

	4,495,928	8.2 Years	$7.83	1,526,714	$6.34

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

Employee Stock Purchase Plan

      The Company has a shareholder approved employee stock purchase plan. The first offering period of the plan was from July 1 through December 31, 2001. Internal employees of the Company, who regularly work more than 20 hours per week and have been employed with the Company for at least ninety days prior to the offering period, are eligible to participate in the plan. Participants, through payroll deduction, may purchase a maximum of 500 shares during the offering period at a cost of 85% of the lower of the stock price as of the beginning and ending of the stock offering period. During 2003, 45,500 shares of common stock (from treasury) were sold to employees participating in the Company’s employee stock purchase plan for proceeds of approximately $156. Employees purchased 45,255 shares under this plan during 2002 for proceeds of approximately $124. During 2002, the Company purchased in the open market 34,000 shares of stock at a cost of $136 to be held for the employee stock purchase plan.

18.	Earnings Per Share

      The reconciliation of net income (loss) attributable to common stock and shares outstanding for the purposes of calculating basic and diluted earnings (loss) per share for the years ended December 31, 2003 and 2002 is as follows:

	Net Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

For the year ended 2003:
Basic EPS:
Net income	$15,391
Non-cash charges attributable to beneficial conversion. feature and accretion of redemption value of convertible, redeemable preferred stock	166
Preferred stock dividends	781

Net income attributable to common shareholders	14,444	19,686,185	$0.73

Effect of dilutive securities:
Options	—	1,805,199
Convertible, redeemable preferred stock	947	3,157,735

Diluted EPS:
Net income	$15,391	24,649,119	$0.62

For the year ended 2002:
Basic EPS:
Net income	$4,737	20,722,100	$0.23

Effect of dilutive securities:
Options	—	351,834

Diluted EPS:
Net income	$4,737	21,073,934	$0.22

For the years ended 2003, 2002, and 2001 approximately 219,000, 2,459,000 and 2,418,000 shares respectively, (weighted for the time period they were outstanding) were excluded from the diluted earnings per share calculation because they were anti-dilutive.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

19.	Income Taxes

      The Company records income tax expense using the asset and liability method of accounting for deferred income taxes. Under such method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of the Company’s assets and liabilities. A valuation allowance is recorded when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes includes taxes currently payable plus the net change during the year in deferred tax assets and liabilities recorded by the Company.

      The provision for income taxes for the year ended December 31, 2003 is as follows:

	Current	Deferred	Total

U.S. federal tax	$4,318	$2,625	$6,943
State and local tax	312	326	638

Total provision	$4,630	$2,951	$7,581

      The provision (benefit) for income taxes for the year ended December 31, 2002 is as follows:

	Current	Deferred	Total

U.S. federal tax	$3,939	$(1,851)	$2,088
State and local tax	669	(406)	263

Total provision (benefit)	$4,608	$(2,257)	$2,351

      The provision (benefit) for income taxes for the year ended December 31, 2001 is as follows:

	Current	Deferred	Total

U.S. federal tax	$1,024	$(10,413)	$(9,389)
State and local tax	(39)	(974)	(1,013)

Total provision (benefit)	$985	$(11,387)	$(10,402)

      The reconciliation of the income tax amounts based on the statutory U.S. Federal rate to the amounts based on the effective tax rate for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001

Statutory U.S. federal tax at 35% (34% for 2001)	$8,040	$2,481	$(8,842)
Increase (reduction) from:
State and local tax, less federal benefit	638	263	(1,013)
Tax credits	(1,108)	(626)	(660)
Other, net	11	233	113

Total tax provision (benefit)	$7,581	$2,351	$(10,402)

Effective tax rate	33.0%	33.2%	40.0%

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

      The components of deferred tax assets and liabilities included on the balance sheet at December 31, 2003 and 2002 are as follows:

	2003	2002

Deferred Tax Assets:
Tax basis in excess of book basis of intangible assets	$1,524	$2,297
Reserves not currently deductible	34,135	39,603
Tax credit carryover	4,108	—

Total deferred tax assets	39,767	41,900

Deferred Tax Liabilities:
Unearned revenue	35,833	31,620
Depreciation	1,820	2,173

Total deferred tax liabilities	37,653	33,793

Net deferred tax asset	$2,114	$8,107

Balance Sheet Classification:
Current:
Net current deferred tax asset	$2,410	$7,984
Non-current:
Net non-current deferred tax (liability) asset	(296)	123

Net deferred tax asset	$2,114	$8,107

      The Company received income tax refunds, net of tax payments, of $930 in 2003 and $902 in 2001. The Company paid $1,747 of income taxes in 2002. In 2003, the Company generated $1,705 of tax credits, resulting in a credit carryforward of $4,108. In 2002, the Company generated $961 of tax credits. As of December 31, 2003 the Company has not reduced the net deferred tax asset recorded by a valuation allowance. Management has determined that based upon the weight of current available evidence, it is more likely than not that all of the net deferred tax asset will be realized.

GEVITY HR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in $000’s, except share and per share data)

20.	Quarterly Financial Data (Unaudited):

      The following table presents certain unaudited results of operations data for the interim quarterly periods during the years ended December 31, 2003 and 2002. The Company believes that all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations in accordance with accounting principles generally accepted in the United States of America, have been made. The results of operations for any interim period are not necessarily indicative of the operating results for a full year or any future period.

	Quarter Ended

	2003				2002

	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

	(Dollars in thousands, except per share data)
Revenues	$118,082	$102,833	$102,142	$102,770	$96,203	$94,417	$92,901	$91,133
Gross Profit	$34,285	$28,794	$27,861	$24,778	$22,700	$22,202	$22,571	$23,050
Gross Profit margin	29.0%	28.0%	27.3%	24.1%	23.6%	23.5%	24.3%	25.3%
Operating income	$7,372	$5,737	$4,976	$3,500	$1,399	$1,423	$1,162	$992
Net income	$5,056	$4,118	$3,617	$2,600	$1,326	$1,311	$1,109	$990
Earnings per share:
– Basic	$0.25	$0.21	$0.16	$0.12	$0.06	$0.06	$0.05	$0.05
– Diluted	$0.19	$0.16	$0.15	$0.12	$0.06	$0.06	$0.05	$0.05

21.	Subsequent Event

      On March 11, 2004, the Company’s board of directors declared a quarterly cash dividend of $0.06 per share of common stock, payable on April 30, 2004, to holders of record on April 15, 2004.

22.	EPIX Acquisition

      On March 26, 2004, the Company acquired the human resource outsourcing client portfolio of EPIX Holdings Corporation, a Delaware corporation (“EPIX”), from EPIX and certain of its subsidiaries. The transaction was accomplished by an assignment by EPIX and its subsidiaries to the Company of all of its client service agreements, which cover approximately 2,000 clients and approximately 30,000 client employees. In addition, we have offered permanent employment to approximately 60 internal employees of EPIX.

      The purchase price for the acquired assets was $37,507 (including direct acquisition costs of approximately $1,507). In connection with the acquisition, the Company entered into a $35,000 unsecured credit facility with Bank of America, N.A., which is described below. The Company utilized approximately $20,000 of this facility to fund the purchase price for the acquisition and paid the remainder of the purchase price from its internal funds. Of the amount paid to EPIX, $2,500 is being held in an escrow account as security for certain indemnification obligations of EPIX under the asset purchase agreement.

      On March 26, 2004, the Company entered into a credit agreement with Bank of America, N.A. The credit agreement provides for borrowings in an amount not to exceed $35,000 and has a term of 3 years. Advances under the agreement bear an interest rate equal to an applicable margin (based upon a ratio of total debt to EBITDA) plus one of the following indexes; (i) 30-day LIBOR and (ii) the Bank of America, N.A. prime rate. Up to $7 million of the loan commitment can be made through letters of credit issued by the Bank of America. The credit agreement includes certain financial maintenance requirements and affirmative and negative covenants.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(In thousands of dollars)

Balance,				Balance,
January 1,	Provision for	Determined	Account	December 31,
2003	Bad Debts	Uncollectible	Recoveries	2003

$831	$305	$(568)	$243	$811

Balance,				Balance,
January 1,	Provision for	Determined	Account	December 31,
2002	Bad Debts	Uncollectible	Recoveries	2002

$747	$491	$(739)	$332	$831

Balance,				Balance,
January 1,	Provision for	Determined	Account	December 31,
2001	Bad Debts	Uncollectible	Recoveries	2001

$640	$363	$(479)	$223	$747

(This page intentionally left blank)

INDEPENDENT AUDITORS’ REPORT

Board of Directors

EPIX Holdings Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheet of EPIX Holdings Corporation (a Delaware corporation) and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPIX Holdings Corporation and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, on March 26, 2004 the Company sold substantially all of its operations to Gevity HR, Inc.

KPMG LLP

April 26, 2004

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2003

Assets
Current assets:
Cash	$3,847,856
Cash internally restricted	17,695,983
Short-term investments and assets held in Rabbi trust	6,889,318
Accounts receivable, net	32,313,396
Short-term workers’ compensation receivable	9,445,730
Prepaid expenses and other current assets	2,154,239
Deferred tax asset	2,582,876

Total current assets	74,929,398
Long-term workers’ compensation receivable	4,379,311
Property and equipment, net	11,982,075
Other assets	365,265
Goodwill, net	20,239,980

Total assets	$111,896,029

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,026,745
Accrued expenses	34,769,241
Accrued payroll, taxes and other deductions	33,147,200
Amounts due to shareholders	786,000
Notes and accrued interest payable to stockholders	11,882,806
Current portion — capital lease obligations	244,391

Total current liabilities	81,856,383

Long-term liabilities:
Capital lease obligations, less current portion	174,962
Other long-term liabilities	5,964,033

Total long-term liabilities	6,138,995

Total liabilities	87,995,378

Commitments and contingencies (notes 4, 10, and 11)
Series D convertible redeemable preferred stock, $1,000 par value ($12,000,000 liquidation preference); authorized, issued and outstanding 12,000 shares, including accumulated dividends of $1,933,150	13,933,150
8% mandatorily redeemable convertible series preferred stock; $1 par value. Authorized 6,000,000 shares; issued and outstanding 0 shares	—

13,933,150

Stockholders’ equity:
Preferred stock (series C), issued and outstanding 1,281,500 shares	1,281,500
13% cumulative junior series preferred stock; issued and outstanding 2,150,893 shares, including	34,663,760
accumulated dividends of $13,949,941
Common stock, $1 par value. Authorized 20,000,000 shares; issued and outstanding 6,281,787 shares	6,281,787
Additional paid-in capital	6,162,176
Accumulated deficit	(37,692,792)
Less:
Notes receivable from stockholders	(450,723)
Treasury stock, 3,220,283 shares at cost	(278,207)

Total stockholders’ equity	9,967,501

Total liabilities and stockholders’ equity	$111,896,029

See accompanying notes to consolidated financial statements.

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2003

Revenues	$137,142,235
Costs of service	94,884,300

Gross profit	42,257,935
Selling, general, and administrative expenses	39,780,891

Operating income	2,477,044

Other income (expense):
Interest income	186,093
Interest expense	(2,086,621)
Other expense, net	(1,243,350)

Total other income (expense)	(3,143,878)

Loss before income taxes	(666,834)
Income taxes	210,000

Net loss	$(876,834)

See accompanying notes to consolidated financial statements.

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

Year ended December 31, 2003

	Series C preferred		13% cumulative junior									Total
	stock		series preferred stock		Common stock		Additional		Receivable	Treasury stock		stockholders’
							paid-in	Accumulated	from			equity
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	stockholders	Shares	Amount	(deficit)

Balance, December 31, 2002	1,281,500	$1,281,500	3,145,100	$37,480,258	6,281,787	$6,281,787	$6,162,176	$(54,436,021)	$(739,013)	5,000	$(32,993)	$(4,002,306)
Net loss	—	—	—	—	—	—	—	(876,834)	—	—	—	(876,834)
Settlement of notes receivable from shareholders	—	—	—	—	—	—	—	—	284,651	72,090	(284,651)	—
Payments received on notes receivable from stockholders	—	—	—	—	—	—	—	—	3,639	—	—	3,639
Settlement agreement with shareholders to purchase equity interests	—	—	—	—	—	—	—	—	—	4,837,400	(3)	(3)
Acquisition and retirement of equity interests acquired in settlement agreements	—	—	—	—	—	—	—	16,905,141	—	(700,000)	1	16,905,142
Acquisition and retirement of 13% cumulative junior series preferred stock	—	—	(994,207)	(6,623,890)	—	—	—	6,584,451	—	(994,207)	39,439	—
Dividends on preferred stock	—	—	—	3,807,392	—	—	—	(5,869,529)	—	—	—	(2,062,137)

Balance, December 31, 2003	1,281,500	$1,281,500	2,150,893	$34,663,760	6,281,787	$6,281,787	$6,162,176	$(37,692,792)	$(450,723)	3,220,283	$(278,207)	$9,967,501

See accompanying notes to the consolidated financial statements.

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities:
Net loss	$(876,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,736,858
Provision for bad debts	481,202
Decrease (increase) in:
Accounts receivable, net	209,946
Workers’ compensation receivable	(6,446,055)
Prepaid expenses and other current assets	(472,177)
Other assets	8,825
(Decrease) increase in:
Accounts payable	(5,261,718)
Accrued expenses	2,615,380
Accrued payroll taxes and other deductions	84,882
Other long-term liabilities	(1,242,517)

Net cash used in operating activities	(7,162,208)

Cash flows from investing activities:
Purchases of property and equipment	(1,166,832)
Increase in investments	(2,049,154)

Net cash used in investing activities	(3,215,986)

Cash flows from financing activities:
Proceeds from issuance of Series D convertible redeemable preferred stock	786,234
Settlement agreement with shareholders	3
Payment received on notes receivable from stockholder	3,639
Proceeds from issuance of notes payable to stockholders	1,476,779
Principal payments on capital lease obligations	(228,461)

Net cash provided by financing activities	2,038,194

Net decrease in cash and cash equivalents	(8,340,000)
Cash and cash equivalents, beginning of year	29,883,839

Cash and cash equivalents, end of year	$21,543,839

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$—
Income taxes	337,538
Supplemental disclosures of noncash investing and financing activities:
Dividends on Series D convertible redeemable preferred stock	$1,933,150
Dividends on Series D convertible redeemable preferred stock	128,987
Dividends on 13% cumulative junior series preferred stock	3,807,392
Settlement of notes receivable in exchange for treasury stock	284,651

See accompanying notes to consolidated financial statements

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.	Summary of Significant Accounting Policies

      Nature of Operations — EPIX Holdings Corporation and subsidiaries (collectively, EPIX or the Company), is a Delaware corporation headquartered in Tampa, Florida. EPIX’s wholly owned subsidiaries provide professional employer services (PEO) to a variety of professional, retail, commercial, and industrial firms, and operates in one business segment. The Company’s PEO services offer a variety of human resource services including payroll services, various employer’s insurance coverages, employee benefits, and compliance monitoring services to its client companies. For these services, the Company is paid a fee, which includes all payroll costs and benefit costs, plus a markup (see Note 11).

      The Company’s customers are primarily located in Florida, Texas, Georgia, New York, and New Jersey. No single customer accounted for more than 5% of the Company’s revenues in 2003.

      Basis of Presentation and Principles of Consolidation — The consolidated financial statements include the financial statements of EPIX and its wholly owned subsidiaries, EPIX I, Inc., EPIX II, Inc., EPIX Wholesale, Inc., and EPIX Retail, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

      Cash Internally Restricted — The Company segregates cash held into separate bank accounts for 1) employee and employer federal and state income tax, and unemployment tax, FICA tax; 2) retirement deductions and contributions; and 3) medical and voluntary insurance premiums. Such cash is internally restricted for timely payments on payroll related liabilities.

      Cash Equivalents and Investments — The Company considers certificates of deposit and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Certificates of deposit or highly liquid debt instruments with maturities greater than three months are classified as Investments.

      Investments consist of equity securities classified as trading. Trading securities bought and held principally for the purpose of selling them in the near term are recorded at fair value. Unrealized gains and losses on trading securities are included as a component of earnings in the accompanying consolidated statements of operations.

      Property and Equipment — Property and equipment is recorded at cost. Depreciation is calculated on a straight-line basis over the estimated lives of the assets as follows:

Estimated useful
lives

Furniture and fixtures	10 years
Equipment	3 – 5 years
Purchased and developed software	3 – 7 years
Vehicles	5 years
Leasehold improvements	Shorter of useful life or lease term

      The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      Software Development Costs — Software development costs are accounted for in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. All costs incurred prior to the development stage of a software product created or obtained for internal use are charged to research and development expense as incurred. The development stage of a computer software product begins once the design of the product is created, inclusive of software configuration and software interfaces. The development stage also includes coding, installation of software onto hardware and testing. Costs incurred during the development stage are capitalized and are amortized on a straight-line basis over 3 to 7 years once the product is substantially complete and ready for its intended use. Costs of training and maintenance are charged to expense when the costs are incurred. Such capitalized costs are reported at the lower of unamortized cost or net realizable value and are included in property and equipment in the accompanying consolidated balance sheets. The Company capitalized approximately $813,755 of software development costs and recorded amortization of approximately $2,717,302 for the year ended December 31, 2003.

      Other Assets — Other assets consist primarily of long-term security, rental, and miscellaneous deposits.

      Goodwill — Goodwill represents the excess of the purchase price of an acquired company over the fair market value of its net assets. Goodwill is tested for impairment at least annually, and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent the carrying amount exceeds the asset’s fair value. There was no goodwill impairment for the year ended December 31, 2003.

      Accrued Workers’ Compensation Costs — The Company is responsible for the first $2,500,000 of claim costs per occurrence covering annual periods beginning September 1, 2002 and September 1, 2003. For periods prior to September 1, 2002, the Company’s workers’ compensation program included various programs with various deductible levels. The program is fully funded based on development loss factors plus administrative fees, which are paid monthly. The differences between cash paid and expected unpaid losses by policy period are included in short-term and long-term workers’ compensation receivable and accrued expenses and other long-term liabilities, as appropriate, in the accompanying consolidated balance sheet.

      Other Long-Term Liabilities — Other long-term liabilities consist primarily of estimates made for noncurrent assessments, claims, income tax audits, and other obligations.

      Income Taxes — The Company accounts for income taxes using the provisions of SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      Stock-based Compensation — In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation and Accounting Principle Board Opinion No. 28, Interim Financial Reporting, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

compensation and the effect of the method used on reported results. The Company implemented the disclosure requirements of SFAS No. 148 effective January 1, 2003.

      Revenue Recognition — The Company’s revenue consists of service fees and other costs including the employer portion of benefit premiums, workers’ compensation insurance premiums, state employer taxes, and local employer taxes.

      The Company reports revenues based on the criteria established by Emerging Issues Task Force No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. As a result, the “pass through” amounts consisting of gross labor costs and statutory taxes are no longer included as components of revenues or costs of service.

      The Company determined that this method in reporting better recognizes the business substance of the transactions between the Company and its clients. The Company accounts for service fees and the related direct payroll costs using the accrual method. Under the accrual method, service fees relating to worksite employees with earned but unpaid wages at the end of each period are recognized as unbilled revenues and the related direct payroll costs for such wages are accrued as a liability during the period in which wages are earned by the worksite employee. Subsequent to the end of each period, such wages are paid and the related service fees are billed. Unbilled revenues are included in accounts receivable, net in the accompanying balance sheets.

      Notes Receivable From Stockholders — Notes receivable from stockholders represent loans provided to certain members of management and are reflected as a reduction in stockholders’ equity in the accompanying consolidated balance sheet. The proceeds of the loans were used to purchase shares of common and preferred stock of the Company. The notes bear interest at prime (4.0% as of December 31, 2003) and are due upon the earlier of termination of employment or on the fifth anniversary of the note. However, one-fourth of the amount of any bonus due to members of management with loans are deducted as loan repayment. During the year ended December 31, 2003, certain of these notes were amended with the related shares tendered back to the Company.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Recently Issued Accounting Pronouncements — In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company has evaluated the provisions of this interpretation and believes that it does not have a material impact on the Company’s consolidated financial statements.

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company has evaluated the provisions of this statement and determined that it does not have a material impact on the Company’s consolidated financial statements.

      Reclassifications — Certain 2002 amounts have been reclassified to conform with the 2003 presentation.

2.	Accounts Receivable and Revenues

      Accounts receivable, net consisted of the following as of December 31, 2003:

Trade accounts receivable	$2,209,923
Unbilled accounts receivable	30,904,694

33,114,617
Less allowance for doubtful accounts	(801,221)

$32,313,396

      Revenues consisted of the following for the year ended December 31, 2003:

Gross billings	$1,555,630,330
Less pass through amounts	(1,418,488,095)

Revenues	$137,142,235

3.	Property and Equipment

      Property and equipment, net consisted of the following as of December 31, 2003:

Furniture and fixtures	1,836,135
Equipment	5,023,865
Purchased and developed software	$16,043,640
Vehicles	194,446
Leasehold improvements	1,085,520

24,183,606
Less accumulated depreciation	(12,201,531)

$11,982,075

      Depreciation expense for the year ended December 31, 2003 was $3,736,858.

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

4.	Notes Payable and Amounts Due to Stockholders

      Prior to 2003, the Company entered into a Bridge Note (the Note) with stockholders of the Company for an amount not to exceed $37,000,000. Simultaneously with the execution of the Note, the stockholders provided two $7,500,000 letters-of-credit issued by Bank of America and Wells Fargo on behalf of the Company to the Company’s workers’ compensation insurance carrier. On February 24, 2003, the outstanding principal and interest on the Note of $22,903,288 was exchanged for 12,000 shares of Series D Preferred Stock, par value $1 per share, totaling $12,000,000 (Series D), which rank prior to all existing preferred stock of the Company, and a term loan (the Loan) totaling $10,903,288. The Series D accrues dividends at 20% per annum, payable quarterly, beginning September 30, 2003, contingent upon available cash flows. There were no outstanding advances under these letters-of-credit as of December 31, 2003.

      The Loan accrues interest compounding monthly at a rate of 10% per annum and is payable at maturity. The Loan is secured by a security interest in all of the property and assets of the Company. During the fourth quarter of 2003, the Company did not meet the quarterly EBITDA covenant of the Loan. Under the provisions of the Loan, noncompliance allows the note to be called on demand by the lenders, as well as increasing the interest rate to 12% per annum following the covenant violation. Accordingly, the outstanding principal and interest balance of $11,882,806 is classified as current in the accompanying consolidated balance sheet. Principal and accrued interest on the Loan is due on February 24, 2005, however, subsequent to December 31, 2003, the Loan was repaid in full (see Note 11).

      In addition, certain stockholders have advanced the Company $786,000 in a short-term borrowing which bears interest at the rate of 10% per annum.

5.	Line of Credit

      The Company has available a $3,650,000 revolving line of credit (LOC) with a financial institution. Outstanding balances under the LOC require monthly payments of interest at floating LIBOR plus 2.5% (3.96% at December 31, 2003), with the outstanding principal due on June 30, 2004. The LOC is collateralized by substantially all of the tangible assets of the Company and contains certain restrictive covenants which, among other things, limits the level of indebtedness and dividend distributions, restricts certain types of investments, and requires maintenance of a minimum level of tangible net worth as defined in the LOC. The LOC is restricted for the purpose of providing collateral for certain letters of credit if drawn upon. As of December 31, 2003, there were no outstanding balances on the LOC or letters of credit.

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

6.	Income Taxes

      The income tax provision consists of the following for the year ended December 31, 2003:

Current:
Federal	$—
State	210,000

210,000

Deferred:
Federal	—
State	—

—

Income tax provision	$210,000

      The net deferred tax asset consisted of the following at December 31, 2003:

Deferred tax assets:
Allowance for doubtful accounts	$320,488
Accrued expenses	8,446,255
Unused capital losses	88,296
Net operating loss (NOL) carryforwards	4,169,785
Goodwill	207,865
AMT tax credit carryforwards	163,754
FICA tax credit carryforwards	3,451,105

16,847,548
Less valuation allowance	(11,861,205)

Net deferred tax assets	4,986,343

Deferred tax liabilities:
Depreciation	(2,403,467)

Total deferred tax liabilities	(2,403,467)

Net deferred tax asset	$2,582,876

      The actual tax expense (benefit) for the year ended December 31, 2003 differs from the “expected” tax expense (benefit) (computed by applying the U.S. Federal corporate tax rate of 34%) as follows:

Computed “expected” tax expense (benefit)	$(226,723)
State income taxes, less federal benefit	218,845
Change in valuation allowance	391,470
Tax credits	(198,000)
Other, net	24,408

$210,000

      A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for a portion of

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

deferred tax assets as of December 31, 2003, due to the uncertainty of the future realization of the deferred tax asset. Based on current taxable income and projections for future taxable income over the period in which the Company’s deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of its remaining deferred tax assets, net of the valuation allowance. The decrease in the valuation allowance was $391,470 for the year ended December 31, 2003. The Company has NOL carryforwards for federal tax purposes of approximately $9,500,000 which are available to offset future income and expire during the years 2011 through 2022.

7.	Options and Warrants to Purchase Common Stock

      On December 31, 1998, various warrant agreements were issued (the 1998 Plan). The 1998 Plan allowed for the issuance of three classes of warrants: 1) Time Warrants, 2) Value Warrants and 3) Super Value Warrants. During 1998, 235,000, 610,000 and 570,000 shares of Time Warrants, Value Warrants, and Super Value Warrants, respectively, were approved for granting under the 1998 Plan. All warrants are granted at the discretion of the board of directors and are exercisable for shares of unissued common stock. The Time Warrants vest ratably over 5 years. The Value Warrants vest at the earlier of the ninth anniversary of the grant date or the date (if any) on or prior to December 31, 2003, that the designated share value as defined of common stock equals or exceeds $26.39 per share. The Super Value Warrants vest at the earlier of the ninth anniversary of the grant date or the date (if any) on or prior to December 31, 2004, that the designated share value, as defined, of common stock equals or exceeds $65.99 per share. No warrants under the 1998 Plan were granted during 2003.

      During 1999, the 1999 Stock Option Plan (the 1999 Plan) was adopted. The 1999 Plan, as amended, allows for the issuance of 562,000 shares of common stock of the Company. Options are granted at the discretion of the Administrator and are exercisable for shares of unissued common stock, or for shares of issued common stock reacquired and held as treasury shares, or a combination thereof. The options vest in accordance with the 1999 Plan and terms established by the Administrator in each option agreement granted. Options issued under this plan either vest ratably over 5 years, or vest at the earlier of the ninth anniversary of the grant date or the date (if any) on or prior to December 31, 2003, in which the designated share value, as defined, of common stock equal or exceeds $26.39 per share. Officers, other employees, advisors and consultants, or persons expected to become such, are eligible for participation in the 1999 Plan. No options under the 1999 Plan were granted during 2003.

      The Company uses APB Opinion No. 25, Accounting for Stock-Based Compensation, and the related interpretations to account for the 1998 Plan and the 1999 Plan (collectively, the Plans). No compensation cost has been recognized under the Plans, as the option and warrant prices have been greater than or equal to the estimate of fair value of the common stock on the applicable measurement date for all options and warrants issued. The fair value of options and warrants granted under the Plans have been estimated as of the grant date, using the Black-Scholes pricing model using the following weighted average assumptions: risk free interest rate of 4.00%; expected life of 10 years; no expected dividends; and expected volatility of 0%.

      Had compensation cost relating to the Plans been determined based upon the fair value at the grant date for awards under the Plans consistent with the method described in SFAS 123, the Company’s net (loss) for the year ended December 31, 2003, would have been as follows:

Net loss, as reported	$(876,834)
Less employee compensation for stock option program, net of tax effect	(110,944)

Net loss, pro forma	$(987,778)

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      Combined option and warrant activity for the Plans for the year ended December 31, 2003, is as follows:

				Weighted
			Weighted	average
			average	remaining
	Number of	Range of	exercise	contractual
	shares	exercise prices	price	life (years)

Outstanding at December 31, 2002	821,904		$8.91	8.32
2003 activity:
Granted	—	—	—
Exercised	—	—	—
Canceled	(231,024)	$6.60 - 10.98	8.50

Outstanding at December 31, 2003	590,880		8.97	5.66

      The Company expects that approximately 100% of the outstanding options and warrants at December 31, 2003 will eventually be forfeited. As of December 31, 2003, there were 158,298 exercisable options outstanding with a weighted average exercise price of $8.97. As of December 31, 2003, a total of 160,096 authorized shares remain available for granting under the 1999 Plan.

8.	Employee Benefit Plans

      The Company established a 401(k) plan in 1998, which covers eligible employees. Under the plan, employees may elect to defer up to 15% of their salary, subject to the Internal Revenue Service (IRS) limits. For eligible corporate employees, the Company makes matching contributions of 50% of employee contributions, not to exceed 6% of employee salaries. Total contributions were approximately $214,000 for the year ended December 31, 2003, and are included in selling, general, and administrative expenses in the accompanying consolidated statement of operations.

      The Company also maintains a nonqualified deferred compensation plan under Section 402 of the Internal Revenue Code (IRC). Under this plan, eligible executive employees may elect to defer up to 50% of their annual salary and 100% of their bonuses. The Company makes no matching contributions under this plan. All plan assets are held in a fully funded Rabbi trust. The assets held by the Rabbi trust are trading securities and are included in short-term investments and assets held in Rabbi trust in the accompanying consolidated balance sheet. The deferred compensation obligation is included in accrued expenses in the accompanying consolidated balance sheet and is adjusted, as necessary. As of December 31, 2003, the assets in the Rabbi trust and the corresponding liability were $6,222,518.

9.	Stockholders’ Equity

      Each holder of the Company’s common stock has one vote for each share of common stock owned (the Common Stock). Holders of Common Stock may receive dividends at the discretion of the Company, notwithstanding payment of dividends to the holders of preferred stock. The Company has various issues of preferred stock outstanding, including (a) 700,000 shares of 8% mandatorily redeemable convertible series preferred stock (the 8% Preferred Stock), (b) 1,281,500 shares of Series C Convertible Preferred Stock (Series C Preferred Stock), (c) 3,145,000 shares of 13% cumulative junior series preferred stock (the 13% Junior Preferred Stock), and (d) Series D mandatorily redeemable convertible preferred stock (issued on February 24, 2003) (the Series D Preferred Stock). As specified in the certificate of incorporation, in the event of liquidation, dissolution, or winding up, the liquidation preference occurs in the following order: Series D Preferred Stock, 8% Preferred Stock, Series C Preferred Stock, 13% Junior Preferred Stock and Common Stock (see Note 11).

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      Holders of 8% Preferred Stock vote together with the holders of common stock in the election of directors, but have no other voting rights. The 8% Preferred Stock shall, with respect to rights on liquidation, dissolution or winding up, rank prior to the common stock. The terms of the 8% Preferred Stock stipulate that the holders shall receive cumulative dividends at an annual rate equal to 8% of the predetermined redemption price (as defined), accruing semiannually and payable as defined in the certificate of incorporation. In accordance with the settlement agreements, during 2003, the Company purchased all outstanding shares of the 8% Preferred Stock, including accumulated dividends, for $1 and retired the shares.

      Holders of the Series C Preferred Stock vote together with the holders of Common Stock on all matters upon which holders of Common Stock have the right to vote. Holders of the Series C Preferred Stock may share in dividends declared and payable to holders of Common Stock on a pro rata basis. The Company requires the consent of the holders of more than 50% of the shares of outstanding Series C Preferred Stock to enact certain Company changes (as defined) which include, but are not limited to, the increase of the number of authorized shares of 8% Preferred Stock or Series C Preferred Stock; the creation, designation or issuance of capital stock with a liquidation preference prior to the Series C Preferred Stock or amendment of the certificate of incorporation. At the option of the holder, each share of Series C Preferred Stock can be converted into shares of common stock (as defined).

      Holders of the 13% Junior Series Preferred Stock vote together with the holders of common stock in the election of directors, but have no other voting rights. The terms of the 13% Junior Preferred Stock stipulate that the holders shall receive cumulative dividends at an annual rate equal to 13% of the sum of the junior liquidation preference (as defined) plus all accumulated unpaid dividends on the 13% Junior Preferred Stock. These dividends accrue semi-annually and are payable as defined in the certificate of incorporation. Holders of the 13% Junior Preferred Stock have the right to convert their shares into shares of Common Stock, as defined in the certificate of incorporation. As of December 31, 2003, there were approximately $13,949,941 of accumulated dividends on the 13% Junior Preferred Stock. In accordance with the settlement agreements, during 2003 the Company purchased 994,207 outstanding shares of the 13% Junior Preferred Stock, including accumulated dividends, for $39,439 and retired the shares.

      Holders of Series D Preferred Stock vote together with the holders of common stock on all matters upon which holders of Common Stock have the right to vote. The Company requires the consent of the holders of more than 75% of the shares of outstanding Series D Preferred Stock to enact certain Company changes (as defined) which include, but are not limited to, the increase of the number of authorized shares Series D Preferred Stock; the creation, designation or issuance of capital stock with a liquidation preference prior to the Series D Preferred Stock or amendment of the certificate of incorporation. The terms of the Series D Preferred Stock stipulate that the holders shall receive quarterly dividend payments out of funds legally available at a rate of 22% per annum during a Breach Period (as defined) and 20% per annum at anytime other than during a Breach Period. At the option of the holder, each share of Series D Preferred Stock can be converted into shares of Common Stock (as defined in the certificate of designations). On February 21, 2005 (the maturity date), the Company is required to redeem all of the outstanding Series D Preferred Stock for $1,000 per outstanding share plus accumulated unpaid dividends (the redemption price). However, in the event of a liquidation (as defined), the liquidation value would be $41,799,450. If the funds of the Company are insufficient to pay the redemption price on the maturity date, the Company shall use all reasonable best efforts as expeditiously as possible to eliminate any and all restrictions that prevented the Company from paying the redemption price. As of December 31, 2003, there were $1,933,150 of accumulated dividends on the Series D Preferred Stock.

      During 2003, the Company and certain of its stockholders entered into agreements to sell their interests in the Company and to terminate their status as shareholders of the Company (the Settlement

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

Agreements). In connection with the Settlement Agreements, the Company purchased all Common Stock and preferred interests held by the stockholders for $3.

10.	Commitments and Contingencies

      Lease Obligations — The Company leases furniture and equipment under capital leases and office space for several office locations under noncancelable operating leases. Future minimum lease payments under noncancelable capital and operating leases as of December 31, 2003, were as follows:

	Capital	Operating
	leases	leases

Year ending December 31:
2004	$311,298	$1,473,522
2005	207,188	1,061,242
2006	12,661	980,543
2007	—	967,027
2008	—	949,051
Thereafter	—	2,847,153

Total minimum lease payments	531,147	$8,278,538

Less amount representing interest and executory costs	111,794

Present value of net minimum lease payments	419,353
Less current portion of capital lease obligations	244,391

Present value of net minimum lease payments	$174,962

      Total rent expense was approximately $2,110,000 for the year ended December 31, 2003, and is included in selling, general, and administrative expenses in the accompanying consolidated statement of operations.

      Legal Matters — On February 17, 2004, a former director and officer of the Company filed an action in the Supreme Court of the State of New York, County of New York against the Company and eight other named defendants. The action claims alleged fraud, negligent misrepresentation, and breach of fiduciary duty. In the opinion of management, this action is without merit and the ultimate disposition of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

      The Company is also involved in various claims and legal actions arising in the ordinary course of business. The Company has recorded estimated accruals for these potential liabilities. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

      Workers’ Compensation — The Company has participated in various workers’ compensation programs over the past several years, which include guaranteed cost and high deductible programs. Management has recorded liabilities for the ultimate settlement under these arrangements based on current claims and actuarial data. Management believes the ultimate determination of open years will not have an adverse effect on the Company’s financial position.

EPIX HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

11.	Subsequent Event

      On March 26, 2004, the Company sold substantially all of the operations of its professional employer organization (PEO) services consisting of all its client services agreements including the related health insurance contracts and employee benefit plans for $36,000,000 to Gevity HR, Inc. Subsequent to the sale, the Company intends to discontinue its operations. As part of the wind-down of its operations, the Company repaid the entire outstanding principal and interest on the Loan in the amount of $12,165,564 from proceeds of the sale.